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DAT : 6/1/05

Annual Report 2004



randstad holding

Randstad

active in 16 countries
224,600 flexworkers
12,260 corporate employees

added value to our clients with
three distinctive service concepts:

- mass-customized services
- in-house services
- interim professionals

The front cover of this annual report is one of a series of eight. Eight different portraits have been chosen for the front cover to reflect the diversity of the people we work for and with.



Annual Report 2004


SEC MAIL PROCESSING
RECEIVED
MAY 2 6 2005
WASH, D.C.
209
SECTION



randstad holding


randstad
399

Randstad branch in Warsaw, Poland

Randstad ranks among the world's top staffing and human resources service organizations. For almost 45 years, we have been matching demand and supply of labor and offering innovative, quality HR solutions in a growing number of markets around the world. Our central service concept is known as 'mass-customized'. The 'mass' refers to the operational processes that are standardized throughout the Group for cost efficiency and excellence in execution. By 'customized', we mean that every service is individualized. Our approach is unique. The same Randstad consultant works with both the client and the candidate on the right match, whether it is regular flexwork, within our specialty services, or in HR solutions.

Good to know you

When we say: 'Good to know you', we are saying more than hello. For Randstad, knowing means our consultants know the local market, the clients and the flexworkers. They know the clients' culture and where flexworkers will be working. They also know how its dynamics work, from business sectors and their staffing needs to the availability of flexible labor. It means we understand specific specialized sectors, like health care and logistics, and services such as outplacement, call centers and permanent placement. The total Randstad package goes further than providing the right person or people for a particular job profile.

Permanent time-savers

We approach specialties by identifying successful, efficient and effective specialty services in one market, then replicating ('copy & paste') them into other markets. One example is permanent placement. Randstad Canada has always provided permanent placement – it is an integral part of the service offering in Canada. Again, the same consultant matches both flex and permanent placement. Now our Canadian approach is being copied in almost all our other markets. We know it works and so do our clients and candidates. At Norampac Canada, one of the largest container-board producers in North America, HR manager Valérie Miron brings in Randstad to recruit and select permanent staff. 'It's an efficiency issue,' she says. 'Recruiting a single candidate can take up to 30% of my time, especially as the market is very tight here in Montreal. By mandating Randstad to find the best candidates, I can use my time more effectively. Randstad manages the recruitment process and makes a short-list selection of candidates. All I have to do is the final interviews and make my choice.'


Lots of
choices
Randstad branch in Madrid, Spain

Tough assignment

Daniel Mackell manages Intercall Canada's call center, including hiring. Intercall is the largest private conference services provider in the world. 'One of our issues,' he says, 'is that we need bilingual personnel because we serve the whole of Canada. We are located in Alberta and only a small percentage of people here speak French, so finding bilingual staff is a tough assignment. In the past, I have handled the process personally, making initial selections out of tens of résumés, organizing and doing interviews. Now, rather than spending five days on this process, we brief Randstad on the job profile. They act as a fine filter and only send us the best candidates. The fees we pay for this service are more than compensated by the time I save.'

Unique arrangement

While specialty staffing increases as part of the Randstad revenue mix, regular staffing continues to be our core business, specifically in countries like Germany, with a relatively immature staffing market. At Rohde & Schwarz


Schäfer
ESD

Rohde & Schwarz in Memmingen, Germany

in Germany's Memmingen, finding the right personnel with the right qualifications had been an issue for a long time. Says CEO Jürgen Steigmüller, 'We are known globally for our high-tech measurement instruments and electronics construction units. Our employees must have specific knowledge, dexterity and craftsmanship. Unfortunately, there is no apprenticeship for this kind of work. So we had to invest heavily in training new personnel, both in terms of time and finance. Then we went to Randstad.' At Randstad's Memmingen branch, the company discussed the issue with manager Kai Sobotta and the team. 'We organized a number of workshops with the client,' Sobotta explains. 'Working with Rohde & Schwarz's electronics specialists, we developed a system designed to support flexibility of personnel deployment and take over training requirements for flexworkers.' Rohde & Schwarz and Randstad have been partnering since early 2003. 'The result is a pool of 140 skilled electronics flexworkers and the number is rising,' Sobotta says. 'We've focused on getting this right because the Memmingen region is a major electronics center in Germany. In fact, Rohde & Schwarz initiated an arrangement with a number of other manufacturers in the region. Our flexworkers can now be deployed at all these local companies. It has proved a win-win partnership for all concerned. It is this type of innovative approach that makes Randstad the market leader here in Germany.'

Efficient outsourcing

Discount retailer Scapino was looking for a solution to the HR issues surrounding its cross-border expansion from the Netherlands into Belgium. Says Scapino Belgium's P&O manager Ingeborg Nijzink, 'We are a Dutch company with 21 branches in Belgium. We operate in a very different regulatory environment here in Belgium. We had two options for personnel administration. We either had to create a limited liability company in Belgium or outsource. We opted for outsourcing. Randstad Payrolling Services appealed to us most. Just like Scapino Belgium, they are looking to provide a new product in the best possible way. They are enthusiastic people and, of course, the price was right. Outsourcing is convenient and efficient. We see the benefits every day.'



Randstad consultant

HR chain – clear view

Randstad HR Solutions provides individual services, such as outsourced payrolling. But there is a lot more to it, depending on specific client needs. The HR scan gives clients a clear view of their entire HR chain. The scan first analyzes processes, roles, IT infrastructure, sourcing and, of course, costs. Randstad HR Solutions specialists then identify bottlenecks and suggest improvements. We can also implement these recommendations and take over operation for full efficiency. This enables HR managers to focus on their core activities while we do the rest. A growing number of companies have already opted for the HR scan. 'This is a new service,' confirms Arco Elsman of Randstad HR Solutions in the Netherlands. 'That is why we tested it ourselves, here at Randstad, first. We analyzed job descriptions, recruitment & selection, induction, training, appraisals, competences and career management, management development, absenteeism, out-streaming, personnel administration and salary administration. Basically, the scan gives a quantitative picture. This has to be rounded out by a qualitative analysis. That is how we were able to make recommendations to improve quality, effectiveness and efficiency.'


tempo-team
www.tempo-team.nl

Mobile consultant

In the Netherlands we serve the mass-customized market with two brands. Where Randstad has long been number one, Tempo-Team has now taken the number two position in the Dutch staffing market and achieved a prominent position in seven sectors – Logistics, Food, Hospitality & Catering, Teleservices, Government, Financial Services and Health Care. Tempo-Team offers a broad range of services: temporary and contract staffing, recruitment & selection, training, and reintegration and outplacement of personnel. Through this broad range, its extensive labor market expertise and a comprehensive branch network, Tempo-Team can respond flexibly to changes, making it a valuable partner for clients and flexworkers.

Taking it personally

During the final two weeks of every year, Dutch national postal carrier TPG estimates it handles around 200 million additional items of mail. This means they have to be collected, sorted and delivered – by Tempo-Team flexworkers. Key account manager Saskia Floore has the challenging task of recruiting, selecting, training and managing between 1,200 and 1,400 extra flexworkers for TPG during the holidays. 'We work 24/7,' she says. 'However good the preparation and planning, you never know exactly how many people will be needed on a given day. That's the challenge.' For Floore, that means solid preparation well in advance. 'Synergy is the key word,' she says. 'We have to create a synergy between the work processes, our recruitment and the nationwide blueprint we use to plan the whole process, day-by-day. All these factors have to come together efficiently.'
Recruitment is vital. Floore's team knows exactly the kind of flexworker needed for this job. 'It is a very hectic time so our flexworkers have to be able to handle the pressure. We know each and every one of them personally – that's the only way to manage a project of this size and complexity.' Tempo-Team's planning system is linked to TPG's time-registration system to facilitate administration. 'But in the end,' says Floore, 'it's about the people, it's about putting together the right teams of flexworkers. TPG's slogan is: we take it personally. At Tempo-Team, so do we.'


TPG in Nieuwegein, the Netherlands


tempo-team
Zo werkt het.
Digital kiosk

Flexible branch

With 219 branches nationwide, flexworkers in major cities and towns have no difficulty finding Tempo-Team. But what about the smaller towns and rural areas? Tempo-Team's Harry Hofstee has come up with a solution that uses the latest technology to expand the branch network across the country. It's called the digital kiosk. The kiosk can be located anywhere, from post offices to universities. Through the web-cam facility, flexworkers can contact and talk to a consultant located at Tempo-Team's own call center. 'It has a number of advantages,' says Hofstee. 'It's 'local' and therefore convenient for flexworkers. They can check out vacancies and register without having to make a trip to the nearest big town. In addition, we can locate the kiosk pretty much anywhere, for any period of time. That means we have full flexibility in our 'branch' network.' It builds on an earlier initiative that launched the mobile consultant who has no fixed location, but is continually on the move, armed with a laptop and cell phone. This approach to flexibility is what Tempo-Team is all about – always looking for innovative ways of serving both clients and flexworkers.



Yacht interim professional Edward van Rijn

YACHT

When tackling special projects, more and more companies decide to bring in interim professionals. Client needs vary from tactical, strategic and operational support for one-off projects to interim management. Yacht is active in three business activities: secondment, interim managemant and recruitment. By deploying interim professionals, clients enhance their flexibility and (cost) efficiency. Our professionals have a broad range of experience. They are able to contribute significantly, especially when projects are multidisciplinary and complex, such as the introduction of International Financial Reporting Standards (IFRS) and Corporate Governance Codes. Professionals at Yacht are specialized in a range of business areas and disciplines: Communications, Engineering, Finance, HRM, IT, Legal, Management, Procurement and Supply Chain Management. By working through Yacht, they are continually able to broaden their professional knowledge and expertise. This broad knowledge and expertise form the basis of Yacht's offering to its clients.

SOX in the Netherlands

While many companies in the Netherlands are tackling the shift to IFRS, interim professional Edward van Rijn is working on Sarbanes-Oxley (SOX). 'I am currently involved in a project at the Benelux subsidiary of a major US company,' he explains. 'Because the company is listed on the New York Stock Exchange, global activities must conform to US GAAP and SOX. There is an added issue here as well. The company is implementing a SAP system and recently underwent a legal merger. The challenge is to ensure every requirement, corporate policy, US GAAP and SOX-driven, is embedded in the SAP system.' Van Rijn is part of a five-strong Yacht team supporting this client. 'Implementations of this kind can put pressure on a company's human resources,' he says. 'I am currently standing in for the client's controller who has been redeployed on the Benelux SAP implementation. Without interim professionals, this redeployment would have been difficult. The day-to-day business still has to go on. In addition to my SAP-oriented tasks, I am also responsible for monthly, quarterly and annual reporting. It's a broad challenge and a lot of fun, especially within an international regulatory and operational environment.'



Yacht branch in Zwolle, the Netherlands

Yacht interim professional Chris van Hulzen

Fire prevention

For interim professional Chris van Hulzen, the environment is very local. In fact, he is currently working at the city of Arnhem's fire station in Holland. Following a number of tragic fires in the Netherlands, fire departments throughout the country prioritized prevention. 'In Arnhem,' Van Hulzen says, 'around 600 buildings had to be inspected based on more stringent fire prevention regulations. That takes time and resources. We were brought in to speed up the process.' Van Hulzen is part of the so-called 'Catch-up' Group. 'In the three-year project period, we have reduced the back-log of fire safety certification requests to a manageable number that can be handled and monitored by the department's own personnel.' For Van Hulzen, the project has proved decisive in his career development. With a strong background in architecture and construction, he had planned to continue in that field. However, his time with the Arnhem fire department has inspired him to focus on fire prevention. 'I received special training on fire safety and the regulatory environment from Yacht,' he explains. 'Add this training to my experience with the fire department and my future career goal is clear. I want to stay in this field. It's fascinating.'

Vallourec in Lille, France


CAPAC INHOUSE SERVICES
a Randstad Company

'Improves productivity', 'proactive', 'knows our business', 'thinks with us', 'being on-site makes all the difference' – this is how clients describe the benefits of in-house services. When clients opt for in-house services, it means they have an account specialist working exclusively for them – on-site. This concept aims mainly at the large-scale production and logistics market segments, especially those with peaks and troughs in production. A certain minimum number of flexworkers with more or less the same job profile should be employed at the same time. The service covers every aspect of personnel management, from recruiting and selecting to planning – all designed to drive productivity by creating high retention and continuity among flexworkers. Launched as a new service back in 1997 as Capac Inhouse Services in the Netherlands and now available in most markets under the Randstad Inhouse Services brandname.

Cyclical business

For Vallourec, global leader in the manufacture of hot-rolled seamless tubes, added value was behind the choice of Randstad Inhouse Services as partner for the supply of flexworkers. According to HR director Jean-Marie Gros, 'For the past three years, we have been able to test their capabilities, the quality of their services, and their evident capacity to listen to their clients.' Vallourec's industry is cyclical. 'This can lead to dramatic variations in our personnel requirements,' Gros continues. 'We need a partner who can respond to those fluctuations. The presence of an account specialist in each of our production sites facilitates the relationship between our two companies; we are able to discuss our needs directly. The account specialists have the advantage of knowing the competences we seek. They are also able to reinforce the skills we have in place. There is a further advantage of an on-site presence. The flexworkers have their 'employer' on location. This way, both partners, Vallourec and Randstad Inhouse Services, can achieve their goals.'



Ahrend in Sint-Oedenrode, the Netherlands

Qualitative benefits

Leading UK healthcare and beauty retailer, Boots the chemist, operates in a very different sector, but the service concept is the same. Says procurement manager, Nigel Carse, 'Having an account specialist working on-site means they get to know our business and our needs. By reducing attrition, you increase productivity and we also save on training new people. This brings qualitative benefits to the relationship. We began working with Randstad Inhouse Services last June. The first assignment was a large number of high-caliber flexible personnel, ranging from order pickers and general warehouse operatives to fork-lift truck drivers. Frankly, we believed it would be difficult to achieve. But Randstad came through for us. When we started with Randstad Inhouse Services, we expected a 'can-do' approach. That is exactly what our on-site account specialist has given us.' Randstad is now servicing Boots at six locations.

Work on-site

At international office furnishing and supplies company Ahrend, 'can-do' works both ways. Capac Inhouse Services has been working with Ahrend for more than five years. In 2004, Ahrend was appointed world-wide supplier for office furnishings for the Randstad Group. 'One of the first refurbishments was the Capac office, right here in the heart of our own plant,' says HR manager Paul van Hoeven. 'It's an inspiration for all our people, including flexworkers, as they can see the results of their hard work, on-site.'

Safe Harbor statement

This document contains forecasts on Randstad Holding nv's future financial performance, results from operations, and goals and strategy. By definition, forecasts generate risk and uncertainty because they refer to events in the future and depend on circumstances that cannot be foreseen in advance. Numerous factors can contribute to material deviation from results and developments indicated in forecasts. Such factors can include general economic circumstances, scarcity on the labor market and the ensuing demand for (flex) personnel, changes in labor legislation, personnel costs, future exchange and interest rates, changes in tax rates, future corporate mergers, acquisitions and divestments, and the speed of technical developments. You should not place undue reliance on these forecasts. They are made at the time of publication of the annual financial statements and in no way provide guarantees for future performance. All operating and business environments are subject to risk and uncertainty. For this reason, we can offer no assurances that the forecasts published here will prove correct at a future date.

This annual report was prepared in English and Dutch. Please note that in case of unclarity, the Dutch text is decisive.

Corporate Mission

The Randstad Group's mission is to rank among world leaders in matching demand and supply of labor and HR services.

Our market

Randstad meets the constantly growing need for flexibility in the labor market. This is achieved through both facilitating all forms of temporary work and providing the full range of services that support work-related processes.

45 years of experience

Our experience dates back to 1960, when Randstad was launched in the Netherlands as one of Europe's first temporary staffing agencies. Since then, the range of services has expanded dramatically. This expansion has occurred parallel with growing recognition of the importance of flexibility in the workplace. It is now an acknowledged fact that the right level of flexibility stimulates employment in an economy. In this changed mindset, Randstad was a leading participant.

In countries such as Germany and Italy, regulations have only recently been adjusted to allow greater use of our industry's services. Long-term shifts towards service-based economies in Europe and the US, the trend away from 'job and career for life' thinking, aging populations, and production moves to Eastern Europe and Asia are continuing.

Eastern European countries joined the European Union without the major upheaval on the labor market that some predicted. The countries are on an accelerated growth path, and will often move more or less directly to a flexible labor market system. The need for corresponding services will, therefore, increase rapidly.

Expansion of services

Like many other young markets and sectors, the market for work-related services is still in full development. Both in North America and Europe, 2004 saw the growing development of higher value added HR services. The core competences Randstad developed for facilitating flexibility in a company turn out to be equally applicable to the processes for managing our clients' other HR needs. An increasing number of companies are outsourcing various HR processes to service providers like Randstad. These services range from payroll processing and permanent placement to the complete management of HR functions.

Where we work

Randstad started in the Netherlands, but has been an international company for many decades. In 2004, we expanded into Poland, Hungary and Sweden. Randstad is market leader in Belgium, Germany, the Netherlands, Poland and the southeast of the United States. In total, the markets where we are active represent more than 80% of the world market for our services. We are actively investigating new opportunities in Eastern Europe and in Asia.

What makes us different

To our clients, we say 'Good to know you'. The client is central to our thinking. We focus on knowing the needs of our clients and our flexworkers, and on providing the best match and the best services on the basis of this knowledge.

That is not all. 'Good to know you' represents a strong philosophy on how we want to grow our company.

For the Group, corporate social responsibility has always been a way of life. In concrete terms, we are committed to the constant and careful consideration of the interests of all stakeholders (clients, flexworkers, our own employees, shareholders, employers' and employees' organizations, suppliers, etc.). This is driven by our core values.

Simultaneous promotion of all interests

The Randstad Group is an integral part of the business and social environment in all its markets. We therefore feel strongly about making a contribution to society. Consequently we aim to take into account fully the interests of all stakeholders.

To know, serve and trust

We have a genuine desire to provide good quality service. Therefore, we have to have thorough knowledge of our clients' and our flexworkers' needs. The same goes for the way in which we interact with our corporate employees and all other stakeholders. Key in these relationships is mutual trust.

Striving for perfection

Randstad aspires to distinguish itself through the high quality of its services. Striving for perfection is, therefore, integral to our corporate culture and continuity goals, and must be firmly embedded in all our aims and objectives.

All companies in the Randstad Group are united by our core values. These form the common compass by which we act, both internally and externally.

When we manage our business, we are guided by four strategic building blocks to provide clarity and strategic consistency. These building blocks are:
- strong concepts;
- best people;
- excellent execution; and
- superior brands.

Our 'strong concepts' approach delivers state-of-the-art work methods, a better ability to adapt quickly to client needs, and enhanced knowledge of flexible work and solutions. This ensures a reliable and consistent quality of service to both the client and the flexworker.
We have different solutions for each market segment: mass-customized, in-house services and Yacht interim professionals. However, in all our service concepts, the same person that discusses requirements with the client also personally selects the flexworkers.

The 'best people' principle benefits clients, because our consultants are highly educated and trained. This makes them an equal partner for clients. Randstad consultants simply know their business and their clients better. Because retention is a priority, we offer a wide variety of training programs to all our corporate employees. Our goal is to fill at least 80% of management vacancies through internal promotion. This secures continuation of our company culture.

'Excellent execution' ensures that benefits are delivered to our clients – rapidly and efficiently, with corporate pride in getting the details right, supported by standardized processes. Care for our clients and flexworkers comes first. This is clear in our honest and reliable relationships with clients and flexworkers. Teamwork ensures positive results for all stakeholders.

Our 'superior brands' are the well-respected guarantee that clients will receive the top-level service they expect, worldwide. We ensure that our clients and our flexworkers know us well and respect us highly. Our focus on a few strong brands means clients recognize us easily, and that our own people act in the proud knowledge that they represent a worldwide leader in its field.

It is this comprehensive approach to our clients that is summed up by 'Good to know you'.

Revenue split by geographical area, 2004



Belgium/Luxembourg	12%
France	7%
Germany	11%
Italy	3%
Netherlands	37%
North America	19%
Spain	7%
United Kingdom	3%
Other European countries	1%
Total in millions of €	**5,764.2**

Revenue split by service concept, 2004



Mass-customized	87%
In-house services	9%
Yacht interim professionals	4%
Total in millions of €	**5,764.2**

geographical distribution



United States
Randstad 436
(including 117 in-house locations)


Canada
Randstad 19


Netherlands
Randstad 315
(including 49 in-house locations)
Tempo-Team 292
(including 73 in-house locations)
ProfCore 1
Otter-Westelaken 12
Yacht interim professionals 13
Capac Inhouse Services 189


Germany
Randstad 248
(including 55 in-house locations)
Yacht interim professionals 10


Belgium
Randstad 121
Randstad Professionals 10
Randstad Inhouse Services 69


Luxembourg
Randstad 4


France
Randstad 110
Yacht interim professionals 1
Randstad Inhouse Services 52

Mass-customized staffing
Randstad

Tempo-Team and other

In-house services

Randstad and Capac

Interim professionals

Yacht



Spain
Randstad 125
Randstad Inhouse Services 22

United Kingdom
Randstad 67
Randstad Inhouse Services 39

Switzerland
Randstad 17

Italy
Randstad 95
Randstad Inhouse Services 14

Denmark
Randstad 7

Portugal
Randstad 14
(including 4 in-house locations)

Sweden
Randstad 2

Poland
Randstad 15
(including 4 in-house locations)

Hungary
Randstad 1

core data

amounts in millions of €, unless otherwise indicated	2004	2003	Δ%
Revenue	**5,764.2**	5,257.4	9.6
Gross profit	**1,217.1**	1,088.9	11.8
Operating profit	**223.3**	118.2	88.9
Operating profit before amortization goodwill (EBITA)	**228.4**	120.8	89.1
Net income before amortization goodwill (after taxes)	**204.6**	79.6	157.0
Net income	**199.6**	77.1	158.9
Cash flow from operations	**267.3**	223.6	19.5
Free cash flow	**195.2**	221.2	(11.8)
Shareholders' equity	**507.5**	353.8	43.4
Net cash / (debt)	**149.0**	(18.3)	914.2
Interest cover[1]	**84.2**	20.5	
Average number of staffing employees	**224,600**	202,500	10.9
Average number of corporate employees	**12,260**	12,280	(0.2)
Number of branches, year-end	**1,633**	1,600	2.1
Number of in-house locations, year-end	**687**	642	7.0
Closing price (in €)	**28.95**	19.23	50.5
Number of ordinary shares issued (in millions), year-end	**115.6**	115.6	
Market capitalization, year-end	**3,347.2**	2,223.4	50.5
Price/earnings ratio	**17**	33	
Ratios in % of revenue			
Gross margin	**21.1%**	20.7%	
Operating profit	**3.9%**	2.2%	
Operating profit before amortization goodwill (EBITA)	**4.0%**	2.3%	
Net income before amortization goodwill (after taxes)	**3.5%**	1.5%	
Net income	**3.5%**	1.5%	
Earnings per ordinary share (€)	**1.66**	0.59	181.4
Earnings per ordinary share before amortization goodwill (€)	**1.70**	0.62	174.2
Diluted earnings per ordinary share before amortization goodwill (€)	**1.69**	0.62	172.6
Dividend per ordinary share (€)	**0.66**	0.25	164.0
Pay-out per ordinary share in %	**40%**	42%	

1 Interest cover: Operating profit before depreciation and amortization (EBITDA) on financial income and expenses.

report to shareholders

Dear Shareholder,

The recovery that began in most Randstad markets towards the end of 2003 remained firm into the reporting year. Our results in the reporting year clearly demonstrate the validity of our strategy. Throughout 2004, the Randstad Group has adhered consistently to prioritizing those factors we can control. We are proud to show that we are well on track to reach our target of 5 to 6% EBITA as announced as part of our strategy in early 2002. We have achieved:

- net income up by 159% (2003: € 77.1 million; 2004: 199.6 million)
- operating profit up by 89% (2003: € 118.2 million; 2004: 223.3 million)
- net cash of € 149.0 million (2003: net debt of € 18.3 million)
- diluted earnings per share € 1.69 (2003: € 0.62)
- proposed dividend per share € 0.66 (2003: € 0.25)

We were able to outperform all our markets. Total organic growth of 11% was achieved. All our key markets contributed to this achievement. The Dutch market made a strong and speedy recovery and Germany experienced the positive effects of more favorable regulation. The resulting increase in revenue is further driven by the roll-out of specialties and new products. In addition to building market position in existing markets, we moved into three new markets. We established market leadership in Poland (acquisitions) and created footholds in Sweden (acquisition) and Hungary (greenfield).

Our results in 2004 are due to the efforts of all Randstad Group personnel. At the start of 2004, we set challenging targets with our building blocks as a clear platform for performance. It is their commitment and hard work that distinguishes the Randstad Group in the marketplace. On behalf of the Executive and Supervisory Boards, I would like to thank both our corporate employees and our flexworkers for their efforts in 2004 and for their ongoing dedication to making Randstad one of the world's top HR services organizations. We would also like to thank our clients. Their confidence and trust enable us to grow profitably and innovate as a sustainable business into the future. With our 45th year of operations ahead of us in 2005, our aim is once again to reinforce that confidence and trust.



Ben Noteboom
Chairman of the Executive Board and CEO
Randstad Holding nv

executive board



Jim Reese (1953)
joined Randstad in 1998,
responsible for the
United States, Canada
and the United Kingdom

Robert-Jan van de Kraats
(1960)
joined Randstad in 2001,
CFO, also responsible
for Yacht, IT and investor
relations

Ben Noteboom (1958)
joined Randstad in 1993,
chairman of the
Executive Board and CEO,
also responsible for
Randstad Netherlands,
mass-customized concepts,
HR & management
development, business
concept development,
social & general affairs
and corporate
communications &
branding

Jacques van den Broek
(1960)
joined Randstad in 1988,
responsible for Belgium,
France, Switzerland,
Denmark, Sweden,
Luxembourg, Randstad
Inhouse Services,
innovation and
corporate accounts

Leo Lindelauf (1951)
joined Randstad in 1979,
responsible for Spain,
Germany, Italy, Portugal,
Poland, Hungary and
Tempo-Team

progress in 2004

The Randstad Group began 2004 with clearly defined medium-term targets for 2007. This report aims to describe how the Group has pursued these targets and the progress we have achieved. Our strategic medium-term targets are:

- **EBITA of 5 to 6% (depending on economic development) while maintaining a strong balance sheet;**
- **geographic revenue mix of 70% generated outside the Netherlands; and**
- **increase the share of specialty services to 30% of total revenue.**

Progress on all targets during the reporting year was significant. An EBITA of 4.0% was achieved in 2004. In some markets – Belgium, Germany, Italy, North America, Spain and the United Kingdom – double-digit organic growth was achieved. In Germany our growth confirms our long-term commitment to this important market; surplus capacity was used to meet growing demand. Entry into three new markets – Poland, Sweden and Hungary – contributed to the geographic mix. Roll-out of specialty and new services, such as HR Solutions, was a priority in 2004. In some markets, notably the Netherlands and Belgium, specialties already account for a significant share of revenue. At year-end, specialties and new services generated 25.5% of total revenue.

Randstad Group strategy and medium-term targets are supported by a clearly defined platform. In 2001, Randstad began implementing four building blocks – strong concepts, best people, excellent execution and superior brands. These building blocks were defined from existing best practices that have distinguished Randstad as a top quality staffing organization for decades. In 2004, the building block implementation was fully completed throughout the organization. The Randstad Group is firmly poised to pursue its medium and longer-term business and sustainability goals.

Growth drivers

To generate consistent organic growth across the organization, Randstad is offering clients a broader service package based on our core competencies. The strategy, now implemented across the organization, takes into account the different dynamics of local markets. In our business, (earnings) growth drivers are:

- Excellence in execution of services to clients. Randstad has a reputation for quality work and efficiency that distinguishes us in the marketplace.
- 'Copy & Paste' of best practices, those proven concepts and specialties that can be replicated in other markets, using existing infrastructure.
- New services such as HR Solutions.
- Expansion into new markets through start-up or bolt-on acquisitions.
- Standardization of processes, productivity management and strict cost controls across the organization.

Revenue 2000-2004


North America
Europe, excl. NL
Netherlands
26%
30%
44%
23%
36%
41%
23%
37%
40%
20%
41%
39%
19%
43%
38%
Total in millions of €
6,168.1
5,818.4
5,443.8
5,257.4
5,764.2
2000
2001
2002
2003
2004

Operating profit and net income before amortization goodwill, 2000-2004
in millions of €


operating profit
net income before amortization goodwill (after taxes)[1]
151.8
250.6
48.3
102.6
58.6
98.3
79.6
118.2
204.6
223.3
2000
2001
2002
2003
2004

Gross profit, operating profit and net profit margins 2000-2004
in % of revenue


gross profit margin
operating profit margin
net profit margin before amortization goodwill (after taxes)[2]
24.0%
23.0%
21.9%
20.7%
21.1%
2.5%
4.1%
0.8%
1.8%
1.1%
1.8%
1.5%
2.2%
3.5%
3.9%
2000
2001
2002
2003
2004

1, 2 for the years 2000 and 2001 excluding extraordinary income after taxes (2000: € 55.4 million; 2001: € 13.0 million).

- Sound governance based on an integrated risk management framework.
- Improved regulatory environment, with new legislation in some countries and/or the negotiation of Collective Labor Agreements.
- Economic growth.

Of the growth drivers, economic growth is largely outside Randstad's sphere of influence. The same applies to some extent to regulation (see sidebar on page 24), although the regulatory environment does play an important role in our choice of new entry markets. The others are all factors that Randstad can drive and manage proactively through its knowledge of the human resources sector.

Excellence in execution creating value for our clients

In 2004, continued strong focus on work processes and excellent execution resulted in market share gains in almost all our markets.
Although by definition our business is very local, our international clients increasingly use central procurement for their staffing needs. We offer them the opportunity of global contracts through our International Account Management (IAM). When negotiating service agreements, we carry out thorough pricing analyses on a case-by-case basis so that we remain competitive while achieving margin targets. Service agreements are as individual as client companies. For some companies, we act as master vendor or preferred supplier for the whole international organization. For others, we provide flexwork and HR services in a number of countries. Furthermore, we offer state of the art IT solutions to manage flexworker pools. We can grow with our clients, from SME to global business, both in service offering and geographically.
At year-end, Randstad had 66 international service agreements representing 16% of total Group revenue.

Copy & paste

The Randstad 'copy & paste' method is the replication of strong concepts and specialties across the operating companies using existing front and back office capacity. During the reporting year, Randstad has worked consistently to extend the specialty offering using the 'copy & paste' approach throughout its markets. The rapid international growth of the in-house services concept, which locates dedicated consultants on-site with the client, is just one example. The success of in-house services, initially in the Netherlands and now launched in almost all Group markets, demonstrates that Randstad has the ability and know-how to take a powerful concept and replicate it successfully in other markets. In the reporting year, revenue from in-house services grew by 26.3%.
During 2004, other 'copy & paste' specialties were fully defined in so-called toolkits. Initially, seven specialties – call centers, health care, airport services, finance, IT services, transport and permanent placement – were



Mijntje Donners, Randstad consultant in the Netherlands and captain of the Dutch national hockey team, Athens 2004 Olympic Games.

Superior brands

One of Randstad's building blocks is 'superior brands'. Branding has significant value in the market place, a value that is being fully leveraged. Since the end of 2002, all branding support tools are available through the internet. These tools include design templates for all possible marketing activities. In addition to safeguarding consistency, they are very cost efficient. During the reporting year, a common brand-tracking tool became operational in almost all our markets. Measurable improvement has been made on brand recognition. In line with our market share ambitions, awareness has risen nationally or regionally, with notable progress in Belgium, Spain, the Netherlands, France and North America. Appreciation of our brands has also improved overall, both with the general public and with specific stakeholder groups. Care has been taken to improve synergy between internal and external communication, in line with our 'Good to know you' philosophy. Brand values and company culture are supported by our sponsorship activities, such as the international partnership with Voluntary Service Overseas (VSO), the Barcelona Forum, the Belgian and Dutch Olympic Teams, the Clipper 'Stad Amsterdam', Rock in Rio in Portugal and Rock Werchter in Belgium.

identified for 'copy & paste' in other markets. The toolkits give detailed plans for implementation, allowing adaptation options for different cultures and markets. By using existing know-how, the launch and implementation of new concepts in new markets can be accelerated. For example, Randstad Health Care in the Netherlands was used as the model for the launch of health care services in Germany. Best practices from both France and Spain formed the basis for the airport services concept elsewhere. Canada's experience with permanent placement acted as model for roll-out in both the United States and the United Kingdom. In 2004, 142 new specialty units were opened throughout Group markets. We expect this growth to continue in 2005. By 2007, 500 additional units are scheduled for opening.

New services: HR Solutions

In line with strategy, Randstad has been developing a number of new products, most notably HR Solutions. This development follows an extensive analysis of markets, HR trends and Randstad's core competences. Clients are increasingly outsourcing activities such as recruitment & selection. This frees up their HR professionals to use their time more (cost) effectively and productively. Randstad's HR Solutions facilitates this trend. It represents a broad, tailored offering that can help achieve even greater efficiencies for clients. HR Solutions offers clients support in improving HR processes. Clients can even outsource the total management of their HR department. Through our HR scan, Randstad can analyze, suggest and implement improvements to clients' HR processes and supporting IT systems resulting in significant cost savings. In 2004, Randstad entered into a joint agreement with global IT knowledge and HR outsourcing expert Arinso to further enhance the offering. HR Solutions was launched in the Netherlands and in Belgium in 2004 and is proving to be an attractive offering.

Cost control, productivity management and standardization

Over the past three years, Randstad's cost base has improved systematically. In 2004, operating expenses declined as a percentage of revenue to 17.2% (2003: 18.5%). Overall ongoing cost reductions in IT infrastructure are achieved through greater efficiency in processes and shared back offices and service centers. Ongoing cost savings were realized in the IT infrastructure through generic office automation. The IT infrastructure has been optimized and as a result the IT cost has continued to decrease for the third consecutive year, both in absolute terms and as a percentage of revenue. Outsourcing certain generic IT activities, mainly in the Netherlands, has increased the flexibility of the IT costs.
Productivity and efficiency are key targets for Randstad. Productivity is measured in flexworkers deployed per corporate employee and, increasingly, by gross profit per corporate employee. Blueprinting of a number of back-office processes, such as accounts receivable management and the financial administrative processes at operating companies, enhances productivity. Efficiency improvements are measured by taking operating expenses as a percentage of revenue. On the financial side, trade receivables are the largest asset on the balance sheet. These are monitored for the Group and per operating company in the number of Days Sales Outstanding (DSO). Following a major drive in 2002, an acceptable average DSO level of 51.5 days was achieved in 2004.

Standardization is another tool in managing costs and enhancing productivity and efficiency. In addition to the branding support tools available via the internet since the end of 2002, branch branding efforts have now also been pooled across all countries. Through common sourcing of interior decoration, furniture and most other brand carriers, large cost savings have been achieved while the branding message has improved. In 2005, in line with general industry trends, central procurement will be a focus area as well as processes such as contracting and invoicing.

IT applications

The program for the renewal of front- and back-office applications on a country-by-country basis was continued in 2004 with the deployment of new applications in Germany and in Italy. In 2004 new combinations were developed for the Netherlands and Spain. These systems will be deployed in 2005.
In 2004, the Corporate Internet Platform saw its first implementations in North America, the Netherlands and Germany. This common platform supports transactions with customers and flexworkers in the areas of e-recruitment, e-procurement, e-timesheets and e-reporting. This platform will be rolled-out in most countries in 2005.
We also entered the VMS (Vendor Management Systems) arena by selecting a solution based on PeopleSoft Services Procurement. This solution allows us to offer a non-proprietary solution to 'Fortune 500–type' companies.

Governance

Staffing is a service industry. Integrity in all aspects of the business is key. Since it was established, Randstad has led by example. At Randstad, (corporate) governance forms an integrated platform and framework underlying all our activities and at every level in the organization. The vast majority of principles and best practices included in the new Dutch corporate governance code effective January 1, 2004 were long common practice at Randstad. Internally, the organizational structure is transparent, with clear reporting lines and accountabilities at all levels. This is reflected in, for example, our approach to risk management.
The four building blocks that form the foundation of the strategy of the Group include the building block excellent execution. Our control framework is, to a large degree, covered by this building block. The control framework at Randstad is of a pragmatic nature. It is based on an

assessment of theoretical frameworks and our own extensive experience in this field. As a result Randstad has designed a control framework that is very much integrated in its operational routines. It is based on the following activities:

- tone at the top (including the code of conduct, whistle-blower arrangement and quarterly reports on responsibility sheets)
- assessment of risk (including our group and local risk management analysis based on a standard framework)
- establish control (including blueprints for certain key processes)
- monitoring (including internal reviews).

Within the company, risk management is the responsibility of the whole Executive Board, with the CFO accountable for continual review and maintenance.

The regulatory environment

As Randstad country reviews show (see pages 28-33), demand and supply via the staffing industry has grown considerably in all recovering economies. Growth in the staffing market demonstrates the role our industry can play in supporting the flexibility that companies need to raise productivity in highly competitive markets.

**Besides the benefits to companies, the staffing industry also offers the unemployed access to the labor market. In 2000, McKinsey and Deloitte & Touche calculated that the number of flexworkers in Europe could grow from around 2 million to 6.5 million by 2010. This study was carried out as part of the so-called Lisbon strategy on sustainable economic growth through the creation of more and better jobs in the European Union.
In 2003 and 2004, former Dutch prime minister Wim Kok chaired high-level European task forces to review progress on the Lisbon strategy. The findings of both task forces indicated progress was slow. A crucial precondition for growth is deregulation and a greater role for the staffing industry. Randstad takes the view that deregulation must always incorporate comprehensive safeguards for flexworkers. This is why Randstad pioneered Collective Labor Agreements (CLAs) in the Netherlands as early as the 1970s. As a leading member of the International Confederation of Private Employment Agencies (CIETT), Randstad has always pursued cooperation with social partners, such as employers' associations and labor unions. In 2003, the staffing industry expected a European Union directive on temporary work. However, this has not yet been realized.
At the beginning of 2004, the European Commission presented for approval by 2005 the proposal for a directive on the internal market of services, known as the Bolkestein directive. The aim of this directive is to create a level playing field for services in Europe. The directive also applies to the staffing industry. Through the directive it will be possible to tackle a number of obstacles that currently limit the development of the staffing industry and subsequently the opportunity for job creation. One controversial aspect is 'social dumping', a risk inherent in the Bolkestein directive. To prevent 'social dumping' the posting directive applies, prioritizing the main working conditions of the country of work. However, adequate control systems – cooperation between home-country and country of work – are needed to ensure proper execution. Randstad supports this directive and considers it very important that our industry is involved.**

**In Germany, new legislation was introduced aimed at achieving greater flexibility in the labor market and providing protection for flexworkers. Randstad was a prime mover in negotiating the Collective Labor Agreement (CLA) for the whole German staffing industry that became effective on January 1, 2004. Italy has also deregulated its labor market through the Biagi Act that opens up new opportunities for the staffing industry. In the Netherlands, a new, updated CLA was negotiated and became effective March 29, 2004. The new CLA both stimulates and regulates flexibility.
It reduces the cost of flexwork to companies, simplifies the administrative processes involved and therefore opens up greater access to employment for flexworkers.
We welcome these initiatives both from a business and a social perspective. Well-considered deregulatory legislation allows Randstad to grow while ensuring safeguards for flexworkers.**

corporate and social affairs

Human resources & Management development

People are the Randstad Group's biggest asset. Our core business is the recruitment and deployment of flexworkers by our corporate employees. Randstad is a committed 'good employer' for both flexworkers and corporate employees. The retention of high-caliber flexworkers is a priority. In order to retain its flexworkers, Randstad ensures it offers quality assignments. Mentoring, coaching, training and development are all part of the good employer role. From a business perspective, the longer flexworkers remain with Randstad, the greater their contribution and added value to client productivity.

Retention of experienced corporate employees is both a priority and a strategic issue. For new corporate employees, and as part of the best people building block, Randstad updated the full induction program in 2003. This program is designed to ensure that new co-workers take on board core values, corporate mindset and working processes immediately. It allows consultants to learn and apply skills, which enables them to quickly meet clients' requests and to operate at an appropriate productivity level. It was implemented Group-wide in 2004.
Training programs, specifically aimed at developing leadership and other business-related competences, are made available to all middle and senior management. The Executive Board plays an active, hands-on role in these programs. They are designed to facilitate the goal of filling at least 80% of management vacancies through internal promotion. In 2004, 157 or 72% of all management vacancies were internal promotions. Of the total, 43% are women. Randstad's own Staffing Institute also supports management development. Career-development is tracked and driven by a comprehensive, structured appraisal system. This ensures that quantity and quality of management grows each year.

There is an unmistakable Randstad culture; execution and performance is a team effort. Consultants do not work on an individual commission basis. All financial incentives are team-based.

Share purchase plan and stock option plan

Before the initial public offering in 1990 the Randstad Group founder, Mr. F.J.D. Goldschmeding, placed a considerable number of Randstad shares in the Stichting Administratie-kantoor Randstad Optiefonds (Randstad Option Fund Trust Office); the Trust Office issued depository receipts for shares to Stichting Randstad Optiefonds (Option Fund Foundation). The Foundation granted option rights on the depository receipts to employees of the Randstad Group. As a result, personnel exercising options do not cause dilution, as the number of outstanding shares of Randstad Holding is unaffected. Since its foundation, on average two million

Average number of staffing employees per day, 2000-2004
based on continuing operations, in 1,000s


North America
Europe, excl. NL
Netherlands
57
68
106
47
76
94
47
77
84
44
83
76
49
97
79
Total
231
217
208
203
225
2000
2001
2002
2003
2004

Average number of corporate employees


2004
2003
Netherlands
4,930
5,310
North America
2,190
2,230
Germany
1,380
1,310
Belgium/Luxembourg
1,100
990
Spain
950
820
France
620
630
United Kingdom
440
460
Italy
380
340
Other European countries
270
190

options have been granted annually by Stichting Randstad Optiefonds. Under the stock option plan, three series of options are still exercizable.

In 2004, a new employee Share Purchase Plan was introduced, replacing the 'old' stock option plan for all personnel. It is a savings-based program that offers employees the opportunity to save for a period of six months to buy shares in Randstad. If shares are purchased and the employee retains the shares for a period of six months, the employee earns additional shares as a bonus. At year-end 2004, 2,500 employees had joined the plan.

In 2003, Randstad Holding introduced a stock option plan for senior management. Its goal is to increase retention and commitment of senior management. Allocation of options is at the discretion of the Executive Board in consultation with the Supervisory Board; the allocation is based on individual performance and impact on growth of the Group. Managers who are eligible for the senior management stock option plan may not participate in the Share Purchase Plan, so that the same performance is not rewarded twice. The options are granted on shares to be issued by Randstad Holding nv. Approximately 100 senior managers Group-wide are eligible for the stock option plan.

Employee participation

Randstad promotes employee participation locally in every operating company. In Belgium, France, Germany and the Netherlands employee participation is organized through works councils. Both corporate employees and flexworkers are represented in these councils. They meet on a regular basis to discuss social policy issues. In the Netherlands, the employees of the various operating companies also meet in a Central Works Council. In Germany the management and the Central Works Council have successfully met the challenge of implementing the new sectoral collective agreement. Additionally, they managed to further develop the social dialog with the trade unions. The Belgian works council signed two official conventions with trade unions at the end of 2004. In addition, there is the Randstad European Platform for Social Dialog comprising both employees and senior management representatives from all countries where Randstad operates. Up to two representatives of Union Network International (UNI) or any UNI-associated labor union may also attend the meetings.
The European Platform met twice in 2004 to discuss various social policy issues relevant to most or all Randstad companies. Issues included the performance of the Randstad Group, strategy, corporate HR guidelines, compensation policy and the Randstad Share Purchase Plan.



VSO activities in Thailand, Stuart Morris, agricultural expert.

VSO-Randstad partnership

In June 2004, Randstad announced a far-reaching partnership with Voluntary Service Overseas (VSO). This partnership is fully in line with Randstad's long-standing commitment to corporate social responsibility. VSO's core activity is matching volunteers' skills with the needs of communities in the developing world. Set up in 1958, VSO has placed more than 30,000 volunteers in Africa, Asia, the Caribbean, the Pacific Rim and Eastern Europe. VSO recruits volunteers who bring expertise in such areas as education, health care, HIV and AIDS, and business management. Through the partnership and alongside approximately € 1 million in financial support over three years, Randstad aims to help VSO expand its recruitment and fund-raising efforts in Europe and North America. In addition, Randstad employees and flexworkers can also volunteer personally. Partnership activities involve the whole organization and the response from Randstad Group employees around the world has been enthusiastic. Besides commitment at corporate level, operating companies in many countries have taken the initiative to host events and start activities that have helped raise the awareness of VSO. For example, in France enough funds were raised to send additional volunteers into the field. In total, 15 volunteers sponsored by Randstad were active in the field in 2004. The first Randstad employee will be leaving for Namibia in the spring of 2005.

corporate social responsibility

Randstad plays an important role in society and has been socially active since it was set up in the early 1960s. Our growth and development is inextricably linked to overall social and economic development and growth. We are committed to the consideration of the interests of all stakeholders: shareholders, clients, corporate employees, flexworkers, employers' and employees' organizations, banks and other financial institutions. All employees must understand and be committed to supporting and promoting this principle, as our core values and ensuing Code of Conduct affirm.

In the early years, the 1960s, staffing was in its infancy. It was crucial to build social acceptance. Randstad approached this through the creation of sound business practice coupled with the promotion of security for flex-workers. We were the first staffing organization in the world to negotiate a Collective Labor Agreement back in 1973. Work in regulatory environments to promote flexworker protection is an ongoing process. In those countries where regulation is well-established, Randstad has always played a significant role. In less regulated markets, Randstad is a prime mover in self-regulation. For example, Randstad introduced a Flexworker's Charter in the United Kingdom in 2002. Our commitment is also apparent in markets such as Germany where Randstad was the first staffing organization to negotiate a Collective Labor Agreement (CLA) for its flexworkers with labor unions. There is a similar trend in Spain. Randstad is a founder member of SINDETT, a foundation established in 2004 with employers' associations and labor unions aimed at self-regulation and the promotion of flexworker security. In addition, the Randstad Foundation was also set up in 2004 in Spain. This organization is focused on bringing disadvantaged groups, such as the physically and mentally challenged, mature job-seekers and the long-term unemployed, into the labor market.
Randstad Holding is an active member of CSR Europe, where, with like-minded corporations, we share best practices. In 2005, Randstad plans to join the United Nations Global Compact.

For decades, Randstad focused on establishing good working conditions for its flexworkers. Alongside mainstream core business, Randstad is also closely involved in bringing groups that do not traditionally participate in the labor market into jobs. These groups can include the long-term unemployed, immigrants, refugees and asylum seekers. Working with local community partners, Randstad also develops initiatives to reduce youth unemployment rates. By both accepting and being committed to this corporate social responsibility, Randstad is an important entry point to the labor market for many (unemployed) people.

Randstad's commitment to corporate social responsibility is acknowledged, among others, through our inclusion in the Dow Jones Sustainability Index in 2004. Inclusion is based on a number of dimensions: economic, corporate governance, environment and employee-related issues. On criteria covering employee-related issues, such as human capital development, labor practice and recruitment and retention, we outperform average service industry companies. We score above average on corporate governance and meet or exceed industry averages on all economic dimensions.

Support through resources

The Randstad Group commits to human and financial resource support at both corporate and local levels. When considering support, Randstad looks for a strong match with social and business goals. For example, criteria include whether the event or project has goals related to either labor market issues or the development of individual talent. The Voluntary Services Overseas partnership (see sidebar) announced in June 2004 is a clear example. This is corporate support that involves employees and flexworkers throughout the Group.
At local level, there are numerous initiatives. Major activities in 2004 include Randstad's sponsorship of the Dutch National Olympic Committee and the Dutch Sports Federation. Randstad Netherlands employees throughout the country were involved. The period of support was extended through to the 2008 Beijing Olympics. As part of the partnership Randstad provides support for athletes through career coaching and the Randstad Topsport Academy. Over 1,400 athletes are involved in these Randstad programs designed to help them plan their post-sports career. A similar program is organized in Belgium. During 2005, Yacht will sponsor promising international skating talent.
In Spain, Randstad partnered the Universal Forum of Cultures 2004 in Barcelona. The Forum's goals were to show that globalization can be a peaceful, inspiring and sustainable process. These are concepts Randstad endorses through its core values. From a business perspective, the Forum was also a success for Randstad as preferred supplier of flexworkers for the event.

Randstad continues its support of the Clipper *'Stad Amsterdam'*. Originally, the Clipper was built in cooperation with the City of Amsterdam, providing work experience and training for 140 individuals. Now, the Clipper offers hospitality and crew trainee positions as it is used for a wide variety of corporate activities.

Randstad Group market reviews

With strategic entry into three new markets in 2004, the Randstad Group now operates in 14 European countries – Belgium, Luxembourg, Denmark, France, Germany, Hungary, Italy, the Netherlands, Poland, Portugal, Sweden, Switzerland, Spain and the United Kingdom – and in the United States and Canada. As a Group, Randstad ranks among world leaders in the industry. In a number of countries, Randstad is either market leader or in the top three (see table).

Randstad in Belgium and Luxembourg

Established	1965
Strong concepts	mass-customized, in-house services, professionals, HR solutions
Main specialties	call centers, health care, outplacement, payrolling, training, transport

Belgium is well into recovery, ahead of many EU economies. The tension between a growth environment and clients' need for cost-base control creates an ideal environment for market-leading Randstad. Belgium's staffing market grew by 15%. The Belgian team has taken full advantage. It outperformed the market. With 69 sites in 2004, in-house services has a significant market share. Specialty business achieved 45% growth in six distinct specialties, including health care. Randstad was already market leader in the paramedic sector in Flanders. In December 2004, Assist Interim, market leader in the Walloon and Brussels regions, was acquired. Now Randstad is market leader nationwide. This is a clear example of strategic, bolt-on acquisition to accelerate growth.
As one of Randstad's first countries to introduce HR Solutions, Belgium already offers a number of services, including flexible placement of HR managers. Randstad Professionals is also performing well, focusing on both project and secondment placement of professionals in engineering, IT, HR and finance.
Randstad Luxembourg took full advantage of the upturn in the local economy and is now number three in the market.

Randstad in Canada

Established	1997
Strong concepts	mass-customized
Main specialties	call centers, finance & administration, permanent placement, skilled trades

In a strong economy with gradually declining unemployment (approximately 5% in metropolitan areas), demand for both permanent and flexible personnel is high. Traditionally, permanent placement in Canada is an equal

Market developments, Europe and North America, 2004
in billions in local currency

Market size[1]	2004	Δ%	Market share in %	Market position
Belgium/Luxembourg	**2.9**	15	23	1
Denmark	**3.7**	10	4	4
France	**18.4**	4	2	7
Germany	**6.5**	10	9	1
Italy	**3.9**	18	4	6
Netherlands	**5.6**	2	39	1
North America	**67.7**	11	2	8
Poland	**0.5**	25	24	1
Portugal	**0.6**	20	6	3
Spain	**2.5**	5	16	2
Sweden	**9.0**	8	1	7
Switzerland	**1.7**	5	3	5
United Kingdom	**24.3**	6	1	10-15

1 Randstad estimates

Development Randstad Group in Europe and North America, 2004
in millions of €

	Revenue	Δ%	Organic revenue growth[1]
Belgium/Luxembourg	675.8	18	18
Denmark	17.1	(1)	(1)
France	402.6	10	8
Germany	616.1	12	12
Italy	154.6	34	34
Netherlands	2,163.8	4	3
North America	1,093.1	5	16
Poland	9.1	n/a	n/a
Portugal	34.0	64	64
Spain	385.2	20	20
Sweden	3.4	n/a	n/a
Switzerland	29.5	1	3
United Kingdom	179.9	18	16

1 change in local currency in %, excluding acquisition effects

component in staffing services. Randstad distinguishes its offering through applying the unit structure. This means the same consultant matches both flex and permanent work. This approach is important for clients due to shortages in supply, especially for skilled profiles. With the staffing market expanding, Randstad Canada continues to pursue consistent organic growth.

Randstad in Denmark and Sweden

Established	1997/2004
Strong concepts	mass-customized, in-house services
Main specialties	logistics, permanent placement

Currently number four in the Danish market, Randstad is taking full advantage of the strong economic upturn that began in early 2004. Cost efficiency was a priority in the reporting year. In 2004, in-house services were launched. This is a totally new concept in the Danish market. Permanent placement was also added to the range. This is a major market in Denmark and offers significant opportunity for growth.

In line with strategic entry into new markets, Randstad acquired Arvako AB, in 2004. Arvako is active in Sweden's two major cities – Gothenburg and the capital Stockholm. It has expertise in both the industrial and logistics sectors. Our cultures and working processes match perfectly. The Swedish staffing market is valued at around € 1 billion and penetration rate is only 0.8%, so there is clear room for growth. At year-end, the integration was well underway and branches will be fully rebranded by Quarter 1, 2005.

Randstad in France

Established	1973
Strong concepts	mass-customized, in-house services, Yacht interim professionals
Main specialties	airport services, engineering, finance & administration, transport

The French staffing market showed modest growth following a challenging summer. Overall, Randstad outperformed the market and took market share in both mass-customized and in-house services. The acquisition and successful integration of Take Air, specialized in aircraft technicians, reinforced Randstad's leading position in the airport services sector. In a move to combat high unemployment, new legislation is effective as of January 2005. It facilitates greater flexibility and has a positive impact on the staffing market. One of the main changes is that staffing companies are able to offer permanent placement. At year-end, preparations for permanent placement units at Randstad were already underway.

Randstad in Germany

Established	1968
Strong concepts	mass-customized, in-house services, Yacht interim professionals
Main specialties	call centers, health care, IT, outsourcing

Unemployment remains the most urgent problem in Germany. More than 4 million people are jobless, many of them in former East Germany. Measures taken by the current administration to introduce more flexibility into the employment market, called the Hartz reforms, may add to unemployment rates in 2005. However, in the long run these measures will have a positive effect on the German employment market.
The Hartz reforms prompted deregulation within the staffing market, effective January 1, 2004. This means the staffing industry can now play a greater role in supporting the German industry's need for flexibility and higher productivity. New legislation requires staffing companies to give flexworkers the same pay rates and benefits as comparable permanent employees at the user company. The only exception is when a Collective Labor Agreement is in place. Randstad already negotiated a Collective Labor Agreement (CLA) with labor unions some years ago. In 2004, all major staffing companies have signed up to a new sector CLA, which means that Randstad now operates on a level playing field. Furthermore, regulation through CLAs means greater acceptance of flexwork. For job-seekers, flexwork represents a greater opportunity for getting (back) into the labor market.
During the period of recession, Randstad retained its strategic surplus capacity in Germany. This commitment to the German market is now paying dividends. Randstad Germany moved into profitability in the second half of 2003 and has built on this performance throughout 2004. Now the market for mass-customized and in-house services is back in growth mode, the German team is focussed on launching new specialties alongside its existing offering. These new specialties include health care, airport services and logistics. In its fourth year of operations, Yacht continued its strong growth. The number of interim professionals increased and a new branch was opened. The focus remains on the engineering sector and several strategic partnerships were established with leading technology firms.

Randstad in Hungary

Established	2004
Strong concepts	mass-customized
Main specialties	permanent placement

Hungary entered the European Union in May but was already an attractive destination for foreign investment with many international companies locating there. However, staffing hardly exists. Randstad Hungary was launched on September 1. As a Randstad start-up operation, the first Budapest branch will focus initially on establishing Randstad in the market and pursuing the organic growth model. This involves gathering local market intelligence, setting up demand databases and recruiting flexworkers.

Randstad in Italy

Established	1999
Strong concepts	mass-customized, in-house services
Main specialties	call centers, permanent placement, staff leasing, training

Initial deregulation of the Italian labor market began in the late 1990s. More major changes in legislation became effective at the start of 2004. Known as the Biagi Act, this new legislation has stimulated the fast developing staffing market. Unemployment is 9% and staffing is increasingly seen as a means to enter the labor market. The staffing market grew by 18% and Randstad grew by 34%. Randstad was well prepared for the opportunities presented by deregulation. A broad range of Randstad specialties, such as staff leasing and permanent placement, have already been launched. In 2005, a large number of new branches are planned. New services, such as health care and finance & administration will be launched.

Randstad Group in the Netherlands

Established	1960
Superior brands	Randstad, Tempo-Team, Yacht, Capac Inhouse Services, Otter-Westelaken, ProfCore
Strong concepts	mass-customized, in-house services, professionals, HR solutions
Main specialties	call centers, construction, health care, outplacement, transport

In 2004, Randstad in the Netherlands increased its market leadership of the Dutch market, with sister organization Tempo-Team taking the number two spot for the first time.

Geographic spread revenue mass-customized
in % of revenue

Total in millions of €	**5,026.6**
Netherlands	34.9%
North America	20.9%
Germany	11.9%
Belgium/Luxembourg	11.6%
Spain	7.3%
France	6.2%
Italy	2.9%
United Kingdom	2.4%
Other	1.9%

Geographic spread revenue in-house services
in % of revenue

Total in millions of €	**526.9**
Netherlands	45.8%
France	16.5%
Belgium	13.4%
United Kingdom	10.7%
North America	8.1%
Spain	3.5%
Italy	2.0%

With some GDP growth and unemployment at over 4%, conditions for traditional staffing activities are ideal. From a Group perspective, cost efficiencies are achieved through shared back offices. However, both superior brands, Randstad and Tempo-Team, present individually to the market and appeal to different target groups.
Randstad is the acknowledged top player in the Netherlands and has been for decades. It is the staffing industry's benchmark. Knowledge sharing and innovation reinforce Randstad's position.
In 2004, Randstad Professionals was launched, offering recruitment and selection of higher-level personnel in marketing, sales, communication and finance. Randstad in the Netherlands is pioneering HR Solutions, along with Randstad Belgium. HR administration in the Netherlands is complex. Randstad has developed a web-based personnel management center for SMEs. Besides HR information, the website offers small or medium-sized enterprises a 'subscription' to specific services such as payrolling. A dedicated HR manager for a few hours a week is another option.
Tempo-Team claimed the number two position through a sharper focus in 2004 on seven market sectors and standardizing processes. Special effort was put into improving marketing activities. Tempo-Team intends to maintain its position through its ability to anticipate trends and develop new services at competitive prices.
In the Netherlands, Randstad has a number of strong brands for specialty services. Capac Inhouse Services formed the 'copy & paste' model for on-site services throughout the Group. In 2004, Capac experienced the effects of the price pressure in the food sector. Although some on-site locations were closed because profitability per client declined, the overall number of locations grew.
A lot of effort went into improving the synergy between the in-house services and the mass-customized concept. Also, our clients are considering their need for flexible labor on a more strategic level. This means Capac Inhouse Services will increasingly focus on total work force planning and not just on the flexible work force.
Yacht, our brand for interim professionals, has been very successful in 2004. Growth in revenue and profitability was achieved. Overall, Yacht outperformed the market. Yacht's growth areas were primarily IT and specialized services in financial governance for top-500 companies and regulatory audits for local government. In 2004, Yacht in-sourced a knowledge center with 45 highly skilled engineers from Philips.

Randstad in Poland

Established	2004
Strong concepts	mass-customized
Main specialties	finance & administration, IT, permanent placement

Two acquisitions during the reporting year took Randstad Poland from start-up status to market leader.
Poland has the largest population (38 million) of all the new EU entrants. Its economy is fast-growing, especially in the past two years. GDP growth is 4% for 2004, with 5% forecast for 2005. Subsidies from the EU will support development of infrastructure and stimulate industry. However, unemployment, especially outside the metropolitan areas, is very high ranging between 18% and 25%. Poland has long been an attractive destination for outside investment and 3,000 international companies, particularly in the food, banking and distribution sector, already operate there. These companies are used to deploying flexworkers. Domestic companies are picking up on this approach and are becoming more and more sensitive to the benefits of flexibility in the labor force. In 2005, Randstad Poland will introduce in-house services.

Randstad in Portugal

Established	2000
Strong concepts	mass-customized, in-house services
Main specialties	call centers, catering & hospitality, professionals

In the four years since Randstad entered the Portuguese market, it has achieved the number three position. Randstad's growth in 2004 was remarkable. Organic growth is 64%. Randstad's success in Portugal is due primarily to the consistent application of our growth model.
The number of branches (all located in the country's two most important economic regions, the capital Lisbon and Porto in the north) grew from six to ten at year-end. Alongside in-house services and professionals, the Portuguese team successfully launched call centers and catering & hospitality in 2004.

Randstad in Spain

Established	1993
Strong concepts	mass-customized, in-house services, professionals
Main specialties	airport services, call centers, IT, logistics, permanent placement

Randstad continues to grow rapidly in the comparatively healthy Spanish economy. This rise in revenue is also due to Randstad's participation in the Barcelona Forum, an international, multi-cultural event held over the summer months. As both sponsor and preferred supplier of personnel, Randstad improved name recognition in this important regional market. In-house services performed extremely well. Launched in 2003, 22 sites are already in

operation. In line with strategy, the Spanish team pursued the launch of specialty services, focusing in 2004 on permanent placement. In 2005, there are fully developed plans for organic expansion, including extending the existing branch network and the launch of additional specialty services.
Randstad works with social partners, such as labor unions and employers' organizations, to promote reforms to the labor market. To this end, Randstad became a prime mover in the establishment of the SINDETT Foundation that aims to promote and improve working conditions for flexworkers.

Randstad in Switzerland

Established	1995
Strong concepts	mass-customized
Main specialties	catering & hospitality, call centers, finance & administration

The Swiss economy is in recovery following three years of negative growth. The staffing market has followed the overall positive trend, growing by approximately 5%. For Randstad Switzerland, the reporting year has been a period of implementation of strong concepts. Marketing of the in-house services concept was launched, with contracts signed for 2005. Traditionally, finance is a major employment sector in Switzerland. Following a period of malaise, demand is slowly increasing once again. Randstad has responded by focusing on administrative profiles, such as controllers and back office personnel. In 2005, more units will be added and the Swiss team will prioritize permanent placement.

Randstad in the United Kingdom

Established	1989
Strong concepts	mass-customized, in-house services
Main specialties	administrative, call centers, transport

Compared to other European Union countries, GDP growth in the UK was reasonably strong in 2004. Unemployment in the UK is at a historic low. The UK is very much a 'specialty' staffing market, but it is heavily fragmented. There are around 16,000 staffing companies, the majority of which are small and specialized, and 1.5 million flexworkers.
By focusing on the growth model, Randstad in the UK is developing a consistent range of specialty services. The call center specialty grew rapidly in 2004. A total of eight dedicated units were launched in the reporting year.
For this very mature staffing market, low unemployment levels also mean clients are seeking permanent personnel. In response the UK team will be launching permanent

Geographic spread revenue Yacht
in % of revenue

Total in millions of €	**226.1**
Netherlands	77.7%
Belgium	10.0%
Germany	9.1%
United Kingdom	2.1%
France	1.1%

Specialized revenue spread
(25.5% of total revenue)

HR solutions/other processes	18.7%
Transport/logistics	18.0%
Yacht	15.4%
Call centers	12.2%
Finance & office	11.0%
Construction/engineering	10.4%
Health care	8.2%
Other	6.1%
Total in millions of €	**1,471**



In-house locations

North America	117
Europe, excl. NL	259
Netherlands	311
Total	**687**



placement in 2005. In-house services was once again a strong performer with 15 new locations opened in 2004.

Randstad in the United States

Established	1993
Strong concepts	mass-customized, in-house services
Main specialties	finance & administration, IT, logistics, outsourcing, permanent placement

The recovery that started in 2003 has continued into the reporting year. While general sentiment in the first half of 2004 remained cautious, there is now increased optimism throughout the US. Low dollar rates against the major currencies are an additional boost for exports. This increased certainty has resulted in gradual growth in job creation. For companies, the question is how to maintain high productivity and where and how to deploy permanent and flexible staff. The staffing market grew by 11% in 2004 in comparison is 2003. This confirms the sector's role in job creation in the early stages of recovery and uncertain times. For Randstad North America (RNA), 2004 saw a return to profitability. Higher social insurance costs put some pressure on margins. But RNA is taking full advantage of its strategic surplus capacity in the branch network to meet growing demand in mass-customized business. In-house services was launched in 2003 and is proving a truly strong concept in the United States. In 2005, Randstad North America will continue to focus on the expansion of in-house services. A number of specialties were introduced in 2004, including high-end executive office personnel and permanent placement to provide diversified solutions to clients.

income and financial position analysis

Revenue

Randstad Group revenue increased 9.6% to € 5,764.2 million compared to € 5,257.4 million in 2003. Acquisition effects contributed 0.7% and the depreciation of the dollar had an impact of approximately 2%, overall organic growth amounted to 11%. Market share was gained in almost all markets with a number of countries exhibiting very strong revenue growth. Belgium, France, Germany, Italy, North America, Portugal, Spain and the UK all grew revenue with 10% or more due to improved market demand, focused execution on meeting that demand, and the roll-out of concepts such as in-house services. After 5 years growth returned to the Dutch market. Revenue growth of Randstad in the Netherlands was above market; an increase of 4% was realized compared to 2003. In the second half of the year acquisitions were made in Belgium, Poland and Sweden.

Gross profit and gross margin

Gross profit increased by 11.8% to € 1,217.1 million from € 1,088.9 million in 2003. Gross margin increased by 0.4%-point to 21.1% (2003: 20.7%). The share of contract staffing in the revenue mix declined as a result of the new CLA in the Netherlands and is now below 30%.
Germany experienced an exceptionally strong margin improvement of 6.1%-point to 26.7% also as a result of the favorable influence of the new collective labor agreement. Gross margins at Yacht increased as a result of improved commercial effectiveness, better idle time management and improved demand for interim professionals. North American margins declined due to the impact of higher SUI[1] rates and a shift in mix towards more larger accounts and blue collar. In the Netherlands commercial pressure, mainly in the large accounts segment, continued to have a negative impact on margins.

Operating expenses

Total expenses increased by 2.4% to € 993.8 million from € 970.7 million in 2003. Currency differences had a favorable impact of approximately € 18 million; this was due to the relative weakness of the US dollar.
The increase in operating expenses primarily resulted from higher personnel expenses, which increased € 18.5 million or 2.9% in comparison to prior year. The increase in personnel expenses was due to higher performance-related bonuses as well as acquisitions.
The 5.4% increase in other operating expenses was chiefly due to increased advertising expenditure in order to fully benefit from the return to market growth. Operating expenses declined to 17.2% of revenue compared to 18.5% in 2003. The largest efficiency improvements were realized in the Netherlands, Germany, France and North America.

Consolidated income statement, 2004
in millions of €

		2004		2003
Revenue		**5,764.2**		5,257.4
Cost of services		**4,547.1**		4,168.5
Gross profit		**1,217.1**		1,088.9
Personnel expenses	**666.7**		648.2	
Depreciation tangible fixed assets	**41.0**		53.4	
Amortization goodwill	**5.1**		2.6	
Other operating expenses	**281.0**		266.5	
Total operating expenses		**993.8**		970.7
Operating profit		**223.3**		118.2
Financial income and expenses		**(3.2)**		(8.5)
Income from ordinary operations before taxes		**220.1**		109.7
Taxes on income		**(20.5)**		(32.6)
Net income		**199.6**		77.1
EBITDA		**269.4**		174.2
EBITA		**228.4**		120.8

Geographic composition gross profit
in millions of €

	2004	Δ%	2003
Belgium/Luxembourg	**121.0**	23.1	98.3
France	**55.1**	8.3	50.9
Germany	**164.8**	46.1	112.8
Italy	**28.2**	30.0	21.7
Netherlands	**539.8**	4.2	517.9
North America	**198.1**	2.7	192.8
Spain	**58.5**	15.4	50.7
United Kingdom	**33.7**	14.6	29.4
Other European countries	**17.9**	24.3	14.4
Total	**1,217.1**	11.8	1,088.9

1 State Unemployment Insurance

Taxes on income

The tax charge in 2004 of 9.3% was significantly lower than in prior years. The reduction was caused by the combined effect of the final settlement of an activity that was terminated in 2001 and the downward adjustment of the corporate income tax rate in the Netherlands (in three steps to 30% in 2007). As a result of this reduction, a significant amount of the deferred tax liabilities could be released to income. These liabilities consist of the recapture obligations in the Netherlands.

Balance Sheet

Fixed assets

Intangible fixed assets increased by € 29.1 million due to the capitalization of goodwill from the acquisitions of Take Air in France, Intersource and Job Net in Poland, Arvako in Sweden and Assist Interim in Belgium. Goodwill is amortized over a period of five years. Investments in tangible fixed assets amounted to € 43.4 million, approximately equal to depreciation.
Financial fixed assets, mainly consisting of deferred tax assets, reduced due to currency translation and the realization of tax losses. On balance, fixed assets decreased slightly compared to last year.

Working capital and operating working capital

Working capital increased by € 138.5 million due to an increase in cash and receivables that was offset by increases in current liabilities. Trade receivables increased as the result of higher revenue and somewhat higher Days of Sales Outstanding (DSO). Operating working capital, an indicator that offers better insight into capital usage by current balance sheet items and which excludes cash and short-term interest bearing debt, fell by € 35.6 million.

Net debt and funding policy

The net debt position (the balance of interest bearing debt and cash and cash equivalents) at the end 2003 of € 18.3 million was transformed into a € 149.0 million net cash position by the end of 2004. The main factors behind this improvement were higher EBITDA and a cash tax receipt related to carry back of tax losses from previous years.

Randstad's criterion for utilizing debt is based primarily on cash-flow capacity. Ratios guiding funding policy are interest cover (EBITDA / net financial income and expense) and debt cover (net debt / EBITDA). Both ratios are included as covenants in the multi-currency syndicated credit facility. In 2004, both ratios were comfortably above the level Randstad internally considers acceptable. Randstad considers an interest coverage ratio in the range of between 8 to 12 and a debt cover of 2 to be acceptable.

Consolidated balance sheet on December 31, 2004

before profit appropriation for ordinary shares, in millions of €

		2004		2003
Intangible fixed assets	**42.0**		12.9	
Tangible fixed assets	**110.7**		113.3	
Financial fixed assets	**343.3**		372.1	
Fixed assets		**496.0**		498.3
Current receivables	**1,073.7**		990.9	
Cash and cash equivalents	**369.8**		185.6	
Current assets	**1,443.5**		1,176.5	
Current liabilities	**860.5**		732.0	
Working capital		**583.0**		444.5
Capital employed		**1,079.0**		942.8
Long-term debt		**130.4**		123.6
Provisions		**441.1**		465.4
Shareholders' equity		**507.5**		353.8
		1,079.0		942.8
Balance sheet total		**1,939.5**		1,674.8

Balance sheet and cash indicators

	2004	2003
Balance sheet		
Average operating working capital as % of revenue	**5.7**	6.8
Days Sales Outstanding	**51.5**	50
Operating working capital in millions of €	**312.2**	347.8
Capital employed in millions of €	**1,079.0**	942.8
Net cash / (debt) in millions of €	**149.0**	(18.3)
Interest cover (EBITDA on financial income and expenses)	**84.2**	20.5
Net debt on EBITDA	**n/a**	0.1
Cash flow in % of revenue		
Cash flow from operations	**4.6**	4.3
Free cash flow	**3.4**	4.2

Cash flow
Cash flow from operations increased by € 43.7 million to € 267.3 million. This increase was chiefly due to higher operating profits. Cash flow from investments was € 72.1 million and consisted of investments in acquisitions, refurbishments of branches and IT. Interest and dividend payments increased slightly by € 3.1 million to € 39.8 million.

Interest policy
Interest on almost all interest-bearing debt is variable. Floating interest rates are considered a natural hedge against the development in operational results. Where necessary from a risk management perspective, the Group will consider fixed interest rates over longer periods or an interest ceiling. Interest coverage is the leading parameter in managing interest exposure. At year-end, no derivative instruments were in use.

Investment and acquisition policy
The Group's core activities are not highly capital intensive. The development of new service concepts and organic growth are charged primarily to the operating result. All investments, including acquisitions, are assessed on their capacity to generate future cash flow within the framework of the Group's return requirements. Acquisitions may be used selectively to enter selected new markets with high growth potential or to strengthen the Group's position in specialty segments or consolidating markets.

International Financial Reporting Standards
From 2005 Randstad will apply IFRS to the consolidated financial statements. A detailed description of the expected differences between current accounting principles applied by Randstad and IFRS can be found from page 79 onwards. These IFRS-effects are preliminary; these numbers have not been audited.

Outlook
Randstad's proven strengths and core values have been revitalized and have proven their value again in the past year. In line with our strategy, 2005 will be used to add new services and possibly expand into additional markets.

Diemen, February 15, 2005

The Executive Board,
B.J. Noteboom
J.W. van den Broek
R.J. van de Kraats
L.J.M.V. Lindelauf
J.H. Reese

Cash flow statement, 2004
in millions of €

		2004		2003
Cash flow from operations before operating working capital		**327.3**		179.5
Operating working capital		**(60.0)**		44.1
Cash flow from operations		**267.3**		223.6
Investments in tangible fixed assets	**(43.4)**		(34.7)	
Disposal of real estate 2002	**-**		34.5	
Disposals of tangible fixed assets	**4.9**		5.9	
Acquisition of group companies	**(34.0)**		(10.3)	
Repayment from participation	**0.4**		2.2	
Cash flow from investments		**(72.1)**		(2.4)
Free cash flow		**195.2**		221.2
Financing	**24.8**		(206.4)	
Reimbursement to financiers	**(39.8)**		(36.7)	
Cash flow from financing		**(15.0)**		(243.1)
Translation differences		**(0.4)**		(1.4)
Net cash flow		**179.8**		(23.3)
Changes in cash through acquisitions of group companies		**4.4**		0.1
Changes in cash and cash equivalents		**184.2**		(23.2)

The Supervisory Board of Randstad Holding nv

	Initial appointment	Current appointment to AGM in
F.W. Fröhlich, chairman (from August 26, 2004)	2003	2007
K. Vuursteen, chairman (until August 26, 2004)	2000	–
F.J.D. Goldschmeding, vice-chairman	1999	2007
J.C.M. Hovers	1995	2005
W.A.F.G. Vermeend	2003	2007
L.M. van Wijk	2002	2006
R. Zwartendijk	1999	2008

Other information on the Supervisory Board

Mr. F.W. Fröhlich, chairman (1942, German nationality) [1,2]
Economist, former Chief Financial Officer and vice-chairman of the Executive Board of Akzo Nobel nv; memberships of Supervisory Boards: Draka nv, Allianz Nederland Groep nv, Gamma Holding nv, Equant nv and ASML nv.

Mr. K. Vuursteen, chairman (1941, Dutch nationality)
Agricultural engineer, former chairman of the board of Heineken n.v.; memberships of Supervisory Boards: Akzo Nobel nv, ING Groep N.V., AB Electrolux, Henkel KGaA and Royal Ahold n.v.

Mr. F.J.D. Goldschmeding, vice-chairman (1933, Dutch nationality) [1,3]
Economist, founder of Randstad and former president and CEO of Randstad Holding nv; member of the Advisory Council of ING Groep N.V.; member of the Supervisory Board of GVB-Amsterdam and MEA nv; chairman of Stichting Maatschappij en Onderneming.

Mr. J.C.M. Hovers (1943, Dutch nationality) [1]
Econometrist, former chairman of the boards of Océ N.V. and Stork N.V.; chairman of Supervisory Boards: GVB-Amsterdam, Inter Access N.V., Schils nv, Kuster Engineering nv, MPS nv, NEM Holding nv, MEA nv, Mobilly nv; memberships of Supervisory Boards: De Nederlandsche Bank nv, Grolsch nv, and Mignot & De Block B.V.

Mr. W.A.F.G. Vermeend (1948, Dutch nationality) [3]
Lawyer, former Minister of Social Affairs and Employment, former State Secretary of Finance; professor of fiscal economies at the University of Maastricht, senior counsel at Boer & Croon Process Managers B.V.; memberships of Supervisory Boards: Maison van den Boer bv, Free Record Shop Holding bv and Nationalevacaturebank.nl.

Mr. L.M. van Wijk (1946, Dutch nationality) [2]
Econometrist, president and CEO of KLM; vice-chairman of the Board of Directors Air France-KLM; memberships of Supervisory Boards: Northwest Airlines, Martinair and AEGON N.V.

Mr. R. Zwartendijk (1939, Dutch nationality) [3]
Economist, former member of the board of Royal Ahold n.v. and former president and CEO of Ahold USA; chairman of Supervisory Boards: Nutreco Holding N.V., Koninklijke Numico N.V., Blokker Holding B.V.; memberships of Supervisory Boards: Buhrmann NV and Innoconcepts nv.

Report from the supervisory board

As required by Article 26 of the company's Articles of Association, the Supervisory Board submits the 2004 annual report of Randstad Holding nv. PricewaterhouseCoopers Accountants N.V. audited and approved the financial statements; the auditors' report is included on page 74.

The Executive Board has proposed to declare a cash dividend on ordinary shares of € 76.3 million (€ 0.66 per ordinary share) from net income of € 199.6 million in 2004 and a cash dividend on the cumulative preferred shares of € 8.6 million (€ 0.34 per preferred share). We endorse this proposal and further endorse the Executive Board's proposal to retain the remaining net income of € 114.7 million and add it to reserves. We propose that you adopt the financial statements and appropriate profits according to the Executive Board's proposal.

In the reporting year, the Supervisory Board and Executive Board met jointly seven times, according to a pre-arranged schedule. Absenteeism was negligible.

The main topics at these meetings were:

- Strategy: progress on current strategic objectives, such as building blocks and EBITA target, was evaluated in close consultation with the Executive Board. Growth initiatives and opportunities per market were discussed; either through intensified focus on existing initiatives or through roll-out of new products. Possible acquisition targets were also topic of discussion.
- Performance: operational and financial performance of the company as a whole and per operating company. Financial and operational sensitivities were analysed, also against the background of macroeconomic developments. A recurring topic of discussion is a peer-group comparison.
- Financial results: new reporting requirements formed part of the agenda in 2004. The implementation of International Financial Reporting Standards (IFRS), further improvements of the risk management framework and adequacy of internal controls will continue to be an area of attention in 2005.
- Corporate governance: regular assessment of compliance with the Dutch Corporate Governance Code and follow-up on the implementation of the provisions and best practices has become a recurring topic. For example, procedures have been put in place for reporting of alleged irregularities or misconduct relating to legal obligations or internal policies, or potential improper management practices (the 'integrity code'). Supervisory Board Committee charters have been reviewed according to the Code.

1 member of the audit committee
2 member of the nomination & compensation committee
3 member of the strategy committee

- As trade receivables are the largest item on the Randstad balance sheet, the development of Days Sales Outstanding (DSO) was discussed, as well as Randstad's tax planning. The Group's financing mix and pension fund were discussed regularly.
- The 2005 budget was discussed in the December meeting and was evaluated in light of the medium-term financial targets.
- External factors that can influence results, such as market developments, competition and changes in local legislation, are always included on the agenda.
- Particular attention was paid to investor relations, its objectives and strategy.
- The composition of the Supervisory Board: assessment of the represented competences versus the Board's profile; its committees and their functioning; meetings and logistics.
- The functioning of the Supervisory Board as a board and that of its individual members; the Executive Board's functioning and that of its individual members.
- Remuneration: the performance criteria used for the variable component of the remuneration of the Executive Board; a review of total remuneration policy was conducted, partly with the advice of an external consultant; preparation of proposals to the Annual General Meeting of Shareholders (AGM) on the adjusted remuneration policy for the Executive Board and the Supervisory Board for 2005.
- Management development and succession planning: progress in management development programs was evaluated. Particular attention was given to familiarity of the Supervisory Board members with senior management, including general managers, of operating companies and corporate directors and officers. This process was supported by individual presentations from senior management in Supervisory Board meetings. This enabled board members to gain insight in capabilities and development of potential management talent. This provided them with input on the subject of succession planning. At the same time, the Supervisory Board achieved a better sense of operations and their supporting services and this facilitates enhanced Supervisory Board functioning.
- Stock option plan: the plan for senior management as introduced in 2003 was evaluated.
- Role of auditors and composition of audit team: the role of the external auditors was assessed and it was concluded – also by the general meeting of shareholders – to continue the appointment of PricewaterhouseCoopers for the year 2004.
- Vacancy Supervisory Board: a search process was initiated for candidates to fill the vacancy resulting from Mr. Vuursteen's resignation.

In the fall of 2004, an education program was started for Supervisory Board members. This program takes place during meetings and throughout the year. The 2004 program included evaluation of key markets, management and competition. The company facilitates this program and the Executive Board has been supportive.
The Supervisory Board met without the Executive Board four times and once with only the chairman of the Executive Board. The latter meeting was convened to discuss Mr. K. Vuursteen's resignation. The auditors were present at one Supervisory Board meeting to discuss 2003 financial results and the annual report.

Supervisory Board Committees
Randstad's Supervisory Board has three committees which report to the Supervisory Board after each meeting. The composition of the Supervisory Board's committees can be found on page 37 of this report.

The Audit Committee is comprised of three members; one member is not independent in the sense of the Dutch Corporate Governance Code. This committee met three times, each time in the presence of the auditors and without Executive Board members for part of the meeting. Topics discussed were the company's financial results, risk management updates, social securities and tax issues, legal letter, pension arrangements and corporate governance. Financing mix and tax planning were also evaluated. Particular attention was given to monitoring progress on IFRS implementation.
One of the meetings dealt specifically with the relationship with the external auditors: audit assignment current year, audit scope, and fees; as well as budget next year. Furthermore, the Committee assessed its own functioning. The revision of the Committee's charter was finalized in February 2004.

The Strategy Committee – consisting of three members – met once, jointly with the Executive Board, to evaluate the company's strategic direction and progress made, and to provide advice to the Executive Board on strategy issues. The Committee reported and made recommendations to the Supervisory Board, and prepared strategic discussions with the Executive Board. Additionally, the Committee's charter was evaluated.

The Nomination & Compensation Committee has two members. One is also the chairman of the Supervisory Board, the other is a member of the management board of a Dutch listed company. This Committee met three times and made recommendations on the fixed and variable remuneration of the Executive Board and performance criteria. The remuneration policy can be found on page 39. The company's remuneration policy was reviewed, including extensive benchmarking. Subsequently, proposals were prepared for the remuneration of the Executive and Supervisory Board in 2005. Following Mr. Vuursteen's resignation, the Committee initiated a candidate search to fill the vacancy. Furthermore, the Committee's charter was reviewed.

The Supervisory Board's Rules of Procedure as well as the Committees' charters are available on the company's website.

In the view of the Supervisory Board, best practice provision III.2.1 of the Dutch Corporate Governance Code has been fulfilled: all Supervisory Board members with the exception of one, Mr. F.J.D. Goldschmeding, are independent in the sense of the Code.

On 26 August, Mr. Vuursteen resigned, both as chairman and as member of the Supervisory Board; he stepped down for personal reasons. The Supervisory Board is grateful for Mr. Vuursteen's support and commitment and his valuable contribution to the company and the Board; they wish him all the best for the future. Mr. Vuursteen was succeeded as chairman by Mr. F.W. Fröhlich. Mr. Fröhlich's seat as a member is currently vacant.

The reporting year was a year of growth for the company. Supported by its building blocks the whole organization has worked consistently to outperform markets and achieving organic growth. The reporting year was also a period of geographic expansion and the further development of new products. We would like to thank all Randstad employees for their continued dedication and commitment to ensure Randstad thrives as one of the world's leading providers of quality HR solutions now and into the future.

Remuneration policy and report for Randstad Holding

This report sets out the remuneration policy of the members of the Executive Board and the members of the Supervisory Board of Randstad Holding nv. The remuneration policy for the Executive Board for 2005 and consecutive years and remuneration proposals for the Supervisory Board are submitted for adoption to the General Meeting of Shareholders (AGM) in 2005. In addition, the revised medium and long-term share-based incentive plans will be submitted to the AGM for approval in 2005. Within that scope and in accordance with the Articles of Association (art. 9.1), the Supervisory Board establishes remuneration and other terms of employment of the members of the Executive Board.

The Supervisory Board has appointed a Nomination & Compensation Committee from their midst.
The members of the Committee are appointed for a term of three years. The Committee currently consists of two members, and is chaired by the chairman of the Supervisory Board. The Committee's composition is indicated on page 37 of the annual report. In accordance with the Committee's charter, it meets at least once a year. In 2004, the committee met three times; the CEO was invited for two meetings, and the CFO for one meeting. The vice-chairman of the Supervisory Board also attended one of the meetings.

Given the strategic importance of senior management selection and retention for the long-term success of the company, Randstad has opted for a combined Nomination & Compensation Committee, chaired by the chairman of the Supervisory Board. Randstad considers it vital that the chair of the Supervisory Board is also closely involved in the selection and retention of current and future senior management as well as the longer-term succession planning for the Executive Board.

The power and duties of the Committee are:
- In general: assist the decision-making process of the Supervisory Board regarding nominations and compensation.
- Advise on candidates to fill vacancies on the Supervisory Board and the Executive Board, as well as (in the event of reappointments) evaluate the candidate's actual performance.
- Make recommendations concerning terms of employment and the annual determination of fixed and variable remuneration for the chairman and other members of the Executive Board, and review the compensation structure.

Remuneration 2004

Executive Board

Employment contracts

The members of the Executive Board and their dates of contract as Board member are:

J.W. van den Broek	January 1, 2004
R.J. van de Kraats	September 1, 2001
L.J.M.V. Lindelauf	December 1, 2001
B.J. Noteboom	June 1, 2001
J.H. Reese	June 1, 2001

In view of the company's culture, its core values, and goals of continuity and internal promotion the current Board members have all been and will continue to be appointed for an indefinite term.
This principle may be reconsidered in the event of appointment of a new member.
They have a notice period of at least six months upon contract termination by themselves and twelve months upon termination by the company, with the exception of Mr. J.H. Reese who has a two months' notice period with six months for the company.

Severance

The objective of the Randstad system is to recognize the seniority of the current Executive Board members and, simultaneously, to safeguard their autonomy in managing the company, within the limits of applicable regulations, according to the interests of all stakeholders.
Executive Board members are entitled to compensation relative to their annuity in case they terminate their employment contract as a result of significant changes due

to a take-over of the company leading to a change of control. This procedure will also apply in the event of a premature termination of employment, the cause of the termination not being attributable to the Executive Board member. In such events, the Executive Board member shall have the right to compensation, totaling twice the annual salary plus one-twelfth of the same annual salary per year of service, up to a maximum of three times the annual salary (annual salary is 12 times monthly salary plus holiday allowance; it excludes bonuses, option or share plans or other forms of compensation).
Should the company decide to terminate the employment contract with the cause of the termination being attributable to the Executive Board member, the latter shall not be entitled to any severance compensation. Should a Board member be suspended from work during the notice period of 6 or 12 months respectively while salary payments continue, these payments shall be deducted from the severance arrangement. This arrangement will be reconsidered in all fairness in the event of appointment of a new member.

Remuneration package 2004
The remuneration structure is such that it promotes the interests of the company in the short, medium and long term. Its objective is in line with that of senior management throughout the group: improving the company's performance and enhancing its value, and facilitating recruitment, motivation and retention of qualified and internationally experienced executives. The structure is designed to balance short-term operational performance with mid- and longer-term sustainable value.
The remuneration level is determined in the light of a number of clear, transparent criteria and reflects joint responsibilities as well as specific, individual responsibilities, in an international context.

The base salary is fixed. It was decided to maintain the 2004 base salaries at the level of 2003: a gross amount of € 408,000 for the CEO, € 340,000 for Dutch board members and $ 500,000 for the US board member. During 2004, the Supervisory Board reviewed the remuneration levels of the Executive Board as compared to a proposed labor market peer group; changes will come into effect per 2005, if approved by the AGM.

The variable portion of the total remuneration package is performance-related; it consists of short, medium and long-term components. Targets and performance conditions reflect the key drivers for value creation and medium to long-term growth in shareholder value. The Supervisory Board sets the targets prior to each year. When performance is at target levels, the average performance-related pay (excluded stock options) of the Executive Board accounts for approximately half of the total remuneration package (excluding pensions).

Consistent with these principles and the actual performance in 2004, almost half of the total remuneration of Board members in 2004 was performance related with pre-set criteria. This does not include stock options, which were granted based on an assessment by the Supervisory Board during the year. The Supervisory Board considers this balance to be in accordance with the characteristics of the company.

Performance for the annual cash bonus is assessed according to a number of criteria of both a quantitative and qualitative nature. The criteria for each bonus category are set each year by the Supervisory Board. The Supervisory Board assesses the results annually and establishes the performance levels. They are entitled in incidental cases, if justified, to deviate from the ranges.

In 2004, in line with market practice, the bonus opportunity has been increased: bonus levels vary from a minimum of 0% to a maximum of 75% of annual fixed salary; performance at target is rewarded at 50%.
The 2004 annual bonus could be earned by achieving three specific targets, set for each Executive Board member. Two of the targets were joint criteria – growth of revenue and earnings per share – in order to reflect their joint responsibility towards the Group as a whole; the bonus opportunity range was between 20% and 30% pro rata for each joint target. The third component varied per individual Board member and was linked to one or more targets for their specific areas of responsibility; bonus opportunity for the individual criteria could vary between 5% and 15% pro rata.
With a diluted EPS before amortization goodwill of € 1.69 and a revenue increase of 9.6%, the Executive Board outperformed on the two joint criteria and furthermore on virtually all individual targets. Consequently, this resulted in a bonus of 75% of the annual fixed salary for all members, with one exception of 72.9%.

The 3-year medium-term bonus was introduced in 2001; the first 3-year round expired in June 2004. The following criteria for the medium-term bonus were specified in 2001:
- Target: average organic revenue growth or, alternatively, another indicator of improvement.
- Term: three years.
- Start of bonus: in the case of at target achievement, one gross annual salary (at the base year) can be earned; this is 33% per year for the previous three years.
- Maximum consideration in year 4 is 200%.

After three years, the Supervisory Board ascertains the results and establishes the performance levels. The Supervisory Board is entitled to deviate from this in the event of other significant improvements. If the Supervisory Board wishes to make a direct link with shareholder value, the amount of the achievable bonus may be expressed as a number of shares at the current price.

During this period, it was acknowledged that organic growth does not properly reflect the company's relative financial performance. Exercising its discretionary right to deviate from the arrangement, the Supervisory Board decided to measure the company's performance against an international sector specific peer group in terms of Total Shareholder Return (TSR). Based on the achieved performance as compared to the peer group over a three-year period, the Executive Board members are rewarded for their considerable effort and achievement of large improvements in various other fields. TSR measures the returns received by a shareholder and captures both the change in a company's share price and the value of dividend income. This measure is used as it assesses longer term value creation of the company.
Based on TSR, the company ranked second among its peers, and thus the Supervisory Board granted the Executive Board a bonus as if performance had been at target level. This resulted, on a scale between zero and two annual salaries, in a bonus amount equaling one annual base salary (adjusted for months of service in the Executive Board from July 2001):
B.J. Noteboom € 408,000; J.H. Reese $ 500,000; R.J. van de Kraats € 321,111; L.J.M.V. Lindelauf € 292,778; J.W. van den Broek € 56,667 and € 206,722 for C.T.M.J. Farla, the former CEO.

The long-term remuneration component is structured through a stock option plan. The allocation of options is linked to the achievement of annual targets; this allocation is a discretionary right of the Supervisory Board, also based upon their assessment of the Executive Board members' performance and track record.

The maximum grant of options will be at the level of 170% (175% for the CEO) of the fixed annual salary; the maximum number of options is determined by dividing the gross annual fixed salary as per January 1 of the relevant year by the share price at grant date multiplied by 1.7 (1.75 for the CEO).

The term of the stock options is five years and the options are not exercisable for three years after granting. As from 2004, the exercise period has been extended to a maximum of seven years. A reduction mechanism for potential profits on options is in place in the event that a member of the Executive Board resigns from the company within three years after granting.
The exercise price of options granted to Board members is verifiable as it will not be lower than the share price at granting date. The exercise price may not be lower than the opening price of the shares on Euronext on the first business day ex-dividend following the AGM. The company offers no financing arrangements at granting or exercising of the options. These rules are laid out in a separate option scheme for members of the Executive Board, the Master Stock Option Plan Executive Board. Conditions under this Plan will not be modified during the option term except in the event of a change of control.

Up to 2004, the stock option plan contained no specific pre-determined targets as described in the Tabaksblat Code. The Supervisory Board took this into account when reviewing the long-term incentive plan during 2004. In 2004 allocation of options was based on team performance and this target was met. This resulted in the granting of the full set value of shares underlying the stock options.

The notes to the consolidated financial statements (page 65 and onwards) contain statements concerning the remuneration components of the individual Executive Board members, including the fair value of options granted.
The details of the Senior Management Option Plan are also set out in these pages.

Additional arrangements include: pension provisions (effectively, defined contribution), expense and relocation allowances, company car, medical insurance, and accident insurance. These arrangements are broadly in line with those for senior management in the company.

The company will not grant loans to Executive Board members unless on terms applicable to the company's personnel as a whole. These terms include individual assessment of each case, in principle only in the event of specific personal circumstances, and always with a written contract – and only after Supervisory Board approval.
The company has currently no loans or guarantees issued to Executive Board members.

The remuneration of Mr. C.T.M.J. Farla as former member of the Executive Board, has been included in the income statement for the amount of € 284,000 (salary, bonus and social charges). Since he stepped down (as per March 1, 2003), Mr. Farla has been an advisor to the Executive Board, in which function he attends the meetings of the Executive Board and the Supervisory Board.

Options granted to former members of the Board, are specified on page 67 of the annual report.

Supervisory Board
The remuneration of the members of the Supervisory Board is fixed and is not linked to the financial results of the company. The General Meeting of Shareholders determines their remuneration.
The members of the Supervisory Board do not receive any performance- or equity-related compensation and do not accrue any pension rights with the company; the company does not grant stock options or shares to the members of the Supervisory Board. Members of the Supervisory Board who hold shares or derivatives of shares in the company are

only allowed to hold such shares as long-term investments. They have adhered to the Company Regulation on Inside Information.

The company has not granted any loans to Supervisory Board members.

Remuneration 2004 remained unchanged as compared to 2003. The yearly remuneration of each of the members of the Supervisory Board amounted to € 22,250, and € 30,000 for the chairman. Committee members received an additional allowance of € 2,250.
Mr. K. Vuursteen, who stepped down in August 2004, and Mr. F.W. Fröhlich, who succeeded him as Chairman, received pro rata remunerations; Mr. Fröhlich's seat as member has been vacant for the remainder of the year. The total remuneration 2004 amounted to € 170,896. No amounts have been paid to former members of the Supervisory Board.

Remuneration structure as of 2005 (proposal to AGM, May 2005)

As announced early 2004, throughout the year, the Supervisory Board conducted a periodic review of the remuneration structure and criteria regarding the medium and the long-term incentive. The conclusion of the review was that current remuneration levels are below market practice and should be increased in order to retain and attract top international talent. Relative shareholder return and restricted shares will play a more important role in the future variable remuneration components.

Remuneration was benchmarked against the remuneration packages for board level executives of an international group of companies. The international labor market peer group is composed of: Adecco, Rentokil Initial Plc, Cap Gemini, Atos Origin SA, Robert Half Intl Inc, LogicaCMG Plc, Manpower Inc, Vedior NV, Kelly Services Inc., Spherion Corporation, Labor Ready Inc, and Volt Information Sciences. Relative performance criteria are based on an international, sector-specific, performance peer group: Adecco, Kelly Services Inc, Labor Ready Inc, Manpower Inc, Robert Half Intl Inc, Solvus Resource, Spherion Corporation, Vedior NV, and Volt Information Sciences.

Executive Board

The Executive Board was established in 2001 with the assignment to restructure the company. Having completed the first phase during the period 2001-2004 the Supervisory Board has evaluated this phase and assessed the performance and competencies of the Executive Board. The competencies are considered crucial for the next phase as well. In view of the increasing international orientation of the Group (almost 2/3 of revenue is generated outside the Netherlands), the Supervisory Board has decided to propose to the AGM to adjust base salaries to a level more in line with the international labor market peer group (i.e. towards the lower quartile of this peer group).
It is proposed to adjust the base salaries 2005 as follows: € 530,000 for the CEO, € 408,000 for the CFO, € 374,000 for the Dutch board members and $ 520,000 for the US Board member.

The 2004 annual bonus structure and opportunity (between 0% and 75% of the annual fixed salary) will continue. Targets in 2005 are based on organic revenue growth and EPS development for the joint criteria while the individual targets are linked to the areas of responsibility of each Executive Board member.

The medium term 3-year bonus system is intended to reward management on the basis of relative performance over a longer period. As announced early in 2004, the system has been adjusted during the course of the year. Relative TSR in the performance peer group of 9 international staffing players has become the driver. The Supervisory Board has decided to measure the 3-year performance on a rolling basis. The aim of this system is to balance annual performance with relative medium term performance. As such, every year the members of the Executive Board can earn 1/3 of the previous 3-year bonus on the basis of relative TSR over the previous 3 years. Instead of cash, the bonus will be paid out in shares; the Executive Board member is required to hold the vested shares for a period of 2 years, with the exception of the sale of shares to generate cash in order to pay the related income taxes. The value of shares that can be earned over a period of 3 years can vary from 0 to 200% of base salary, which is identical to the system as used for the period 2001-2004. The performance incentive zone is specified as follows: positions 9 and 10 result in a 0% bonus, positions 8 and 7: 50%, position 6: 75%, position 5: 100%, position 4: 125%, position 3: 150%, positions 2 and 1: 200%.

For the period 2004-2007 the target number of shares which vest are determined at the start of the 3-year period, by dividing the annual base salary by the stock price as per July 1, 2004. As per June 30, 2005, 1/3 of these shares can be earned subject to relative TSR over the period July 2002 until June 2005. As per June 30, 2006 performance will be measured over the preceding three years. This will also apply to the period ended June 30, 2007.

Allocation of stock options will be based on achievement of relative TSR within the international sector-specific peer group, with an allowance of 100% for reaching a number one or number two position in the peer group, decreasing by 20%-steps; below position 6 no stock options will be allocated.

However, in case the Executive Board realizes certain pre-determined EPS targets, related to budget, a mechanism will come into force whereby they will be rewarded with the maximum grant of options i.e. at the level of 170% (175% for the CEO) of the fixed annual salary. It is linked to the moment of grant of the stock options. The company does not disclose the actual targets for 2005 as these qualify as commercially – or even stock price sensitive – information.

For reasons of good governance, the existing pension arrangements for the Dutch board members via the Stichting Pensioenfonds will be converted into a separate defined contribution arrangement for the individual members with a flat premium contribution of 27%: 8.5% by the Executive Board member and the remainder of 18.5% by the company.

Supervisory Board

Supervisory Board members' remuneration consists of one component only: a fixed annual allowance. The remuneration of the Supervisory Board has been evaluated in the context of corporate governance developments, the policy to establish a board reflecting the international profile of the Group as well as developments in the international market for potential candidates for Supervisory Boards. It was concluded that remuneration levels should reflect the increased requirements as to qualifications and experience and the weight of individual responsibilities in line with the Dutch Code for Corporate Governance. This has led the Supervisory Board to propose to the shareholders meeting to adjust the annual allowances – based on a benchmark with our international peer group as well as a benchmark with typical two-tier boards in Europe. Proposed remuneration levels for 2005 are in line with the second group and below the first group: € 32,750 for a Supervisory Board member and € 55,500 for the chairman; additionally, € 3,500 for members of the Nomination & Compensation Committee or Strategy Committee and € 4,000 for their respective chairs; for Audit Committee members an amount of € 4,500 and for the chair € 6,000. In future, allowances will be reviewed annually. Starting 2005, the Supervisory Board will receive a fixed cost allowance related to Supervisory Board meetings: € 2,000 net for members and € 3,000 for the chairman.

Diemen, February 15, 2005

The Supervisory Board,
F.W. Fröhlich (chairman)
F.J.D. Goldschmeding (vice-chairman)
J.C.M. Hovers
W.A.F.G. Vermeend
L.M. van Wijk
R. Zwartendijk

Randstad Holding nv is a public limited liability company under Dutch law. Its common shares are listed on Euronext Amsterdam.

The governance structure of Randstad Holding on adoption of annual accounts and appointments to our Supervisory Board was ahead of amendments in legislation. In contrast to what was standard Dutch governance practice, the power to adopt annual accounts already resided with the Annual General Meeting of Shareholders (AGM). Furthermore, the power to appoint and dismiss directors resides with our AGM. The AGM also appoints members of the Supervisory Board. Statutes are formulated accordingly.
Although Randstad is not bound to the obligatory application of the statutory two-tier rule, the company has a two-tier management board. The Supervisory Board is a separate body independent of the Executive Board. It supervises and advises the Executive Board.

As of 2004, the Dutch Corporate Governance Code (the Code) is applicable to all companies listed in the Netherlands. Randstad endorses the Code's points of departure and recognizes the importance of proper corporate governance. The majority of principles and best-practice provisions incorporated in the Code were already the standard in the company. A number of amendments to the statutes will be proposed to the AGM in May 2005 in order to bring them fully in line with the Code. In many cases, these adjustments are formalizations of already existing practice within Randstad. Furthermore, corporate regulations and charters (Executive Board, Supervisory Board and committees) are being adapted to the Code where necessary and can be reviewed on our website (www.randstad.com). We consider our site an important communication tool.

The following comprises Randstad's views on the Code's principles and the steps that have been taken to eliminate differences between those principles and existing Randstad practice. After careful deliberation Randstad elects to maintain deviation from a small number of principles and best practices; these are explained here in full. We are, at all times, willing to provide further elucidation if regulations and statutes are insufficiently clear. The principles to which Randstad already adheres are not described here.

II Executive Board

Randstad endorses the principles as laid down in Chapter II of the Code and finds that our deviations are justified due to the company's specific situation. In those cases where we deviate, Randstad has opted for an alternative safeguard to the Code's objectives, taking our specific corporate characteristics into consideration.

II.1 Role and procedures

The current Executive Board is, with one exception, composed of members who have worked at Randstad for a long time. Appointment of managers with long service records with the company is a strategic goal aimed at maintaining and reinforcing our strong corporate culture. One of the key aims of management development is to fill 80% of management vacancies through internal promotion and development. This is why we do not comply with the provision requiring appointment of board members for a maximum of four years. This provision conflicts with our corporate culture and core values. We take the view that appointment for only four years could endanger continuity. Furthermore, it does not match our medium to long-term goals. Evidently the directors' performance should be evaluated at specific times. Our Supervisory Board assesses the performance of individual board members and the Executive Board as a whole in a structured manner. Moreover, the Executive Board is accountable to the AGM, that has the power to appoint and dismiss directors.

The risk management and internal control system is detailed fully on page 46 of this report. On page 47 a statement by the Executive Board on this system is included. In 2004, both a code of conduct and an integrity code were implemented company-wide. The integrity code offers a provision for reporting alleged irregularities within the company and protects so-called 'whistleblowers'. The integrity code applies to all personnel throughout the organization.

II.2 Remuneration

Our remuneration policy is included in this annual report. The financial statements contain actual remuneration of members of the executive board, including a breakdown of fixed and variable components and pension obligations. Up to and including the reporting year, options were granted without reference to concrete performance criteria. Allotment of options was at the discretion of the Supervisory Board; grants depended on performance in the preceding year. The total number of granted options must remain within the bounds of maximum dilution as approved by the AGM. Options could not be exercised in the first three years following allotment. As of 2005, concrete performance goals will be applied to option grants, but these will retain an unconditional aspect.

II.2.6 Possession of and transactions in securities

Taking into account adequate levels of freedom of action by members of the Executive Board, the Supervisory Board has established rules regulating board members' possession of and transactions in securities. A list of 'sensitive securities' has been compiled. Members of the Executive Board may not hold or trade in these securities. The list includes companies that are active in the same or related sectors as Randstad and does not only contain Dutch securities. In cases of doubt, the Compliance Officer should be consulted. The list can be reviewed on our website. In addition, board members are subject to company rules on insider trading.

In this respect, we deviate to some degree from restrictions included in the Code relating to shares in all Dutch listed companies other than the 'own' company. However, the spirit of the Code is respected. This ruling is also applicable to members of our Supervisory Board.

II.2.7 Provisions on severance
Given Randstad's shareholder structure, with its strong concentration of shares within the shareholder group and to do justice to the seniority of board members, it has been decided to deviate from the Code's provisions on severance. At Randstad, severance for members of the Executive Board is fixed at two annual salaries plus one-twelfth of the same annual salary per year of service to a maximum of three annual salaries. This severance arrangement applies only to early termination of the employment contract when the cause of termination does not lie with the board member concerned, or in the case of a change in control.

II.3 Conflict of interest
Randstad applies these provisions and they are laid down in relevant regulations.

III Supervisory Board

Randstad endorses the principles of Chapter III. The profile of our supervisory board and their duties, working method and interaction with the Executive Board are laid down in the Supervisory Board Charter.
In its current composition, the Supervisory Board has one member who cannot be considered independent; Mr. F.J.D. Goldschmeding founded the company and was statutory director for a period of 38 years. In 1998, he stepped down and in 1999 was appointed to the Supervisory Board. His appointment to the Supervisory Board does not comply with the Code's provision that Supervisory Board members should not have held Executive Board membership in the five years preceding appointment. In addition, he has an interest in a legal entity which, based on the Major Holdings in Listed Companies Act, is registered as a shareholder in Randstad Holding nv in the 25-50% category. This holding has also been disclosed in the Major Holding Disclosure 1996-2a 2002 Register. The total number of registered shares amounts to 52,104,361 with an equal number of voting rights. Furthermore, he holds 1,350,000 type-B preferred shares that have no voting rights attached to them. He is the managing director of two foundations, each of which, based on the same Act, reports an interest in Randstad Holding nv in the 5-10% category.
Through his long experience as CFO of major international companies, Mr. F.W. Fröhlich is considered the financial expert within the board. Mr. J.C.M. Hovers is also recognized as a financial expert. In the reporting year, the Supervisory Board has continued the practice of direct contact with senior management of the Group's operating companies.

In 2005, the board will further extend its knowledge of the business through a number of scheduled working visits. Randstad is of the opinion that members of the Supervisory Board should personally be able to consider how many memberships they can accept; after all, the work load relating to each membership can differ significantly and quality is a more important criterion than quantity. This means that we deviate from best practice III.3.4.

III.4.3 Company Secretary
There is no Company Secretary within Randstad. The duties as described in best practice III.4.3 are being performed by the secretary of the Executive and Supervisory Board. The secretary of the Boards is appointed by the Executive Board after consultation with the Supervisory Board.

III.5.12 The Nomination & Compensation Committee
Randstad takes the view that the chair of the Nomination & Compensation Committee should ideally also be the chair of the Supervisory Board. As service organization, Randstad's success depends on the quality of its employees. This is why management development is a strategic issue. Therefore, we consider it absolutely vital to closely involve the chair of the Supervisory Board in selection and appointment of future senior management and in longer-term succession planning for the Executive Board. The Nomination & Compensation Committee selects members of the Executive Board, preferably from the ranks of current senior management. Therefore, we believe these chairs should be combined.

In line with provision II.5.6, Mr. Fröhlich resigned as chair of the Audit committee at the same time as he took up the appointment as chair of the Supervisory Board.

III.7.3 Other share ownership
The Supervisory Board falls under the same regulation as the Executive Board and may not hold shares from the list of 'sensitive securities' companies.

IV. General Meeting of Shareholders

We endorse the principles and apply provisions wherever practically possible.

As of 2004, dial-in numbers and webcast information for attendance of analyst meetings are published as part of our press releases on quarterly figures. These meetings are announced in advance on our website where we also have an archive of both audio webcasts and presentations. In addition, transcripts of the meetings are also available. Other provisions in section IV.3 are already standard practice at Randstad.
The company has no anti-takeover measures other than measures that must first be proposed to the AGM for approval.

Risk management and internal control system

The risk management and control systems of Randstad form an important part of one of our four strategic building blocks: excellent execution. We cannot deliver quality services if we do not execute right. This includes amongst others execution of our back-offices processes, risk management and controls.

As the Executive Board we are responsible for the design and operation of the internal risk management and control systems of Randstad Holding nv. The purpose of the internal control framework is to enable the company to manage the risks to which the company is exposed to in an efficient and effective manner. Furthermore, the systems are designed to ensure reliable financial reporting and compliance with relevant laws and regulations. It should be noted that such systems can never provide absolute assurance regarding achievement of corporate objectives, or entirely prevent material errors, losses, fraud and the violation of laws or regulations from occurring.

Risk management and control activities have been discussed in review meetings of the Executive Board with local management and with the Audit Committee and the Supervisory Board on a regular basis.

The area's addressed within our internal control framework can be described as follows:

Tone at the top

In 2004, the Executive Board has designed a code of conduct for the Company and a whistleblower arrangement. Currently these are being implemented throughout the organisation. During 2004 the Group has implemented a 'responsibility sheet', in which local management on a quarterly basis confirm their responsibilities for internal controls including reliability of financial reporting. These responsibility sheets have been discussed in quarterly review meetings of the Executive Board and local management.

Strict corporate procedures are installed regarding financial reporting, investment procedures, powers of attorney and authority structures.

Assessment of risk

A structural approach towards assessment of risk according to our internal framework has been effective for some years now. This framework distinguishes the following areas:

Business risk

The Randstad Group's business risk comprises both strategic and operational risk.

Strategic risk generally relates to the business environment. It covers issues such as how sensitive business volume is to the general economic environment, unemployment rates or scarcity on the labor market and levels of social acceptance of temporary work. Competition is also seen as a strategic risk. Randstad-related risk includes the substantial share in earnings contributed by its Dutch operations. It further comprises risks that may arise from new competitors entering the market. This can include technical innovations or outsourcing projects. The global trend towards more centralized procurement is considered a risk area in itself.

Operational risk is linked to those areas where the Randstad Group aims to create value on a daily basis. Personnel are the organization's most important asset. This means unfavorable shifts in the retention rates of corporate personnel, such as consultants, and/or the loss of key individuals are considered operational risk; the high levels and quality of our training can impact the cost of our services and our ability to execute pricing policy (risk of margin decrease). Operational risks in contract staffing are idle time and flexworker sick leave. Execution of financial administration directly linked to our business, such as flexworker payrolling and invoicing, are also considered operational risk. Finally, some risk is involved in the efficiency of operational processes, adequate pricing and quality levels of new services.

Legal risk

This concerns compliance with current legislation and risk arising from continually changing and evolving legal environments. It also includes damage caused by flex-workers, effects of strike action, and the influence of Collective Labor Agreements (CLAs).

Organizational risk

This refers to risks ensuing from the Randstad Group's internal organization. IT is crucial to operational continuity. In addition, organizational risk covers possible fraud/theft incidents, internal control, policy implementation, the integration processes for acquired companies, and the adequacy of fall-back/crisis procedures. The Randstad Group also includes rapidity and agility of response and reaction time in its organizational risk category.

Financial risk

Typical non-business risks are included here. These could be specific risks relating to the accounts receivable portfolio, which is the largest asset on our balance sheet, liquidity, translation risk, third-party financing and tax-related risk.

Reputation risk

Randstad recognizes a further dimension in addition to the four risk areas noted above. This relates to reputation risk. If a risk materializes, reputation effects are considered to leverage the impact of the risk.

We have analyzed and reviewed all relevant risks to which Randstad Holding nv is exposed during the reporting year in a systematic way and within our risk management framework. The risk management process forms an integral part of the business planning and review cycle.

An international insurance risk consultant has been involved to ascertain that the company has sufficiently and efficiently insured its insurable property, liability and casualty risks.

Establish controls

Our strategy to implement standardized best practice based concepts (processes and service offerings) has resulted in 'blueprints' for selected processes in the Group.

Monitoring

Based on the Randstad Corporate Manual a monthly financial reporting cycle has been implemented. Monthly and quarterly reviews are performed by the Executive Board and review meetings with local management are held on a quarterly basis. As part of the function of group control, in-depth internal reviews are conducted. Furthermore, selective internal audits have been implemented within the larger group companies to ensure that certain key controls are functioning properly.

To further improve the internal control systems, a project team has been established, which will focus on further documenting the control environment, determining keycontrols within processes and testing the operational effectiveness of these controls to identify area's for further improvement; the team will work in close cooperation with the local CEO's and CFO's and the relevant departments at Group level.

Based on the activities performed during 2004, the Executive Board believes that the risk management and internal control system provide reasonable assurance that the (financial) information from these systems is reliable and in compliance with rules and regulations.

Shareholder structure

At the end of 2004, the issued share capital of Randstad Holding nv consisted of:

- ordinary shares: 115.6 million with a nominal value of € 0.10
- type-B preferred shares: 25.2 million with a nominal value of € 0.10.

No new shares were issued in the reporting year.

Following flotation in 1990, there were 108 million ordinary shares in issue. In 1998, 7.6 million new ordinary shares and 25.2 million type-B preferred shares were issued. Within the framework of the stock option program for the members of the Executive Board, ordinary shares were purchased in 2001 and 2002. As of December 31, 2004 273,154 shares are being held in treasury to cover the obligations of these option programs.

The holders of approximately 85% of ordinary shares may make unrestricted use of their voting rights at the General Meeting of Shareholders. The other 15% of ordinary shares have been converted into depositary receipts. Those shares are held by two foundations, Stichting Administratiekantoor Randstad Optiefonds and Stichting Administratiekantoor Randstad Holding. Depositary receipts in the former are fully exchangeable; exchangeability of those in the latter is limited. The depositary receipts issued by the depositories are held by Gaud Holding bv, Stichting Randstad Optiefonds and by employees who have obtained depositary receipts by exercising options. When shares are converted into depositary receipts, beneficial ownership is separated from legal ownership. Therefore, the holders of depositary receipts have no voting rights.

Type-B preferred shares ('financing prefs') are held by a foundation, Stichting Administratiekantoor Preferente Aandelen Randstad Holding. The voting rights attached to these shares are vested in this foundation and its board can exercise them. A board decision is taken to determine who will exercise the voting rights on behalf of the foundation.

The board comprises S.C.J.J. Kortmann, A.A. Anbeek van der Meijden and A.H.J. Risseeuw. The board members are fully independent from the company's management as well as from other shareholders. It is their task to represent the joint interest of the owners of preferred shares.

The statutes of the foundation were compiled in accordance with Annex X of the fund rules of Euronext Amsterdam and the recommendations of the Corporate Governance Commission. Depositary receipts issued by the foundation are held by ING Groep N.V., Fortis N.V. and AEGON N.V.

The company has no priority shares and there are no further limits on the voting rights of shareholders of ordinary shares.



Randstad Holding nv
total numbers of shares: 140.8 million
nominal value: € 0.10
Ordinary shares
Number: 115.6 million
Type-B preferred shares
Number: 25.2 million
Randstad Beheer bv
Range: 25 - 50%
Stichting Administratiekantoor Preferente Aandelen Randstad Holding
Range: 10 - 25%
Stichting Administratiekantoor Randstad Optiefonds
Range: 5 - 10%
ING Groep N.V.
Depositary receipts
Range: 5 - 10%
Stichting Randstad Optiefonds
Depositary receipts
Range: 5 - 10%
Stichting Administratiekantoor Randstad Holding
Range: 5 - 10%
Fortis N.V.
Depositary receipts
Range: 5 - 10%
Gaud Holding bv
Depositary receipts
Range: 5 - 10%
AEGON N.V.
Depositary receipts
Range: 5 - 10%
Free-float shares (estimate)
Range: 40 - 45%

consolidated income statement, 2004

in millions of €	see notes no.		2004		2003
Revenue	1	**5,764.2**		5,257.4	
Cost of services	2	**4,547.1**		4,168.5	
Gross profit	1		**1,217.1**		1,088.9
Personnel expenses	3	**666.7**		648.2	
Depreciation tangible fixed assets	6	**41.0**		53.4	
Amortization goodwill		**5.1**		2.6	
Other operating expenses	7	**281.0**		266.5	
Total operating expenses	8		**993.8**		970.7
Operating profit	1		**223.3**		118.2
Financial income and expenses	11		**(3.2)**		(8.5)
Income from ordinary operations before taxes			**220.1**		109.7
Taxes on income	12		**(20.5)**		(32.6)
Net income			**199.6**		77.1

	see notes no.	2004	2003
Earnings per ordinary share (€)	13	**1.66**	**0.59**
Earnings per ordinary share before amortization goodwill (€)		**1.70**	**0.62**
Average number of ordinary shares outstanding (in millions)		**115.3**	**115.3**
Diluted earnings per ordinary share (€)		**1.65**	**0.59**
Diluted earnings per ordinary share before amortization goodwill (€)		**1.69**	**0.62**
Average number of diluted ordinary shares outstanding (in millions)		**115.8**	**115.4**

consolidated balance sheet at december 31, 2004

before profit appropriation for ordinary shares, in millions of €	see notes no.		2004		2003
Intangible fixed assets	15	42.0		12.9	
Tangible fixed assets	16	110.7		113.3	
Financial fixed assets	17	343.3		372.1	
Fixed assets			496.0		498.3
Current receivables	18	1,073.7		990.9	
Cash and cash equivalents	19	369.8		185.6	
Current assets		1,443.5		1,176.5	
Current liabilities	20	860.5		732.0	
Working capital			583.0		444.5
Capital employed			1,079.0		942.8
Long-term debt	21		130.4		123.6
Provisions	22		441.1		465.4
Shareholders' equity	25		507.5		353.8
			1,079.0		942.8

		2004	2003
Operating working capital	23	312.2	347.8
Interest-bearing debt	24	220.8	203.9
Net cash / (debt)	24	149.0	(18.3)
Balance sheet total		1,939.5	1,674.8

consolidated cash flow statement, 2004

in millions of €	2004		2003	
Operating profit	**223.3**		118.2	
Depreciation tangible fixed assets	**41.0**		53.4	
Amortization goodwill	**5.1**		2.6	
Provisions	**(11.7)**		8.8	
Income taxes received / (paid)	**69.6**		(3.5)	
Cash flow from operations before operating working capital		**327.3**		179.5
Current receivables	**(177.8)**		15.3	
Current non-interest bearing liabilities	**117.8**		28.8	
Operating working capital		**(60.0)**		44.1
Cash flow from operations		**267.3**		223.6
Investments in tangible fixed assets	**(43.4)**		(34.7)	
Disposal of real estate 2002	**-**		34.5	
Disposals of tangible fixed assets	**4.9**		5.9	
Acquisition of group companies	**(34.0)**		(10.3)	
Repayment from participation	**0.4**		2.2	
Cash flow from investments		**(72.1)**		(2.4)
Free cash flow		**195.2**		221.2
Long-term debt	**6.7**		(80.5)	
Financial fixed assets, other	**3.7**		(1.8)	
Short-term interest-bearing debt	**14.4**		(124.1)	
Financing		**24.8**		(206.4)
Financial income and expenses	**(3.2)**		(8.5)	
Re-issue of repurchased ordinary shares	**0.8**		–	
Dividend paid on ordinary shares	**(28.8)**		(19.6)	
Dividend paid on type-B preferred shares	**(8.6)**		(8.6)	
Reimbursement to financiers		**(39.8)**		(36.7)
Cash flow from financing		**(15.0)**		(243.1)
Translation differences		**(0.4)**		(1.4)
Net cash flow		**179.8**		(23.3)
Changes in cash through acquisitions of group companies		**4.4**		0.1
Changes in cash and cash equivalents		**184.2**		(23.2)
Cash and cash equivalents at January 1, 2004		**185.6**		208.8
Changes in cash and cash equivalents		**184.2**		(23.2)
Cash and cash equivalents at December 31, 2004		**369.8**		185.6

Valuation and consolidation principles

Activities
The main activity of the Group is temporary and contract staffing.

Consolidation principles
The consolidated financial statements comprise the financial data of Randstad Holding nv and its group companies. Group companies are companies where Randstad Holding nv has either direct or indirect managerial control. The results of acquired/disposed group companies are consolidated from/up to the date of acquisition/disposal.

See page 75 for an overview of major group companies.

Principles for the valuation of assets and liabilities and determination of results

Presentation
The gross profit and operating expenses are separately disclosed in the income statement. Gross profit is the balance of revenue minus the cost of services in relation to staffing employees. Operating expenses comprise selling and general expenses and include personnel expenses in relation to corporate employees as well as expenses for accommodation, advertising, marketing and other. This classification gives the best understanding of the composition of the results and is used within the Group for internal control purposes.

General
The financial statements are prepared in accordance with accounting principles generally accepted in the Netherlands and are prepared in euro. Assets and liabilities are valued at nominal value, unless otherwise indicated.
Principles for the valuation of assets and liabilities and determination of results are based upon the historical cost convention.

Principles
The valuation principles of assets and liabilities and the principles for determination of results are unchanged compared to the previous year.

Intangible fixed assets
Intangible fixed assets relate to goodwill. Goodwill, being the difference between the price paid for (including directly attributable acquisition costs) and the net asset value of newly acquired group companies, is capitalized as of the date of acquisition. In determining the net asset value possible reorganization costs as well as adjustments of assets and liabilities to fair value are taken into account. Goodwill is stated at cost less accumulated amortization calculated on the estimated useful life with a maximum of 20 years.
Up to and including the year 2000, goodwill was directly charged to shareholders' equity at acquisition date.

Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation calculated on the basis of a fixed percentage of the purchase price and dependent on the anticipated life of the asset.

Financial fixed assets
Group companies and the non-consolidated participation are valued according to the net asset value method. The net asset value is calculated using the valuation principles prevailing for these financial statements. Participating interests acquired are initially valued based on the fair value of the identifiable assets and liabilities upon acquisition. Any subsequent valuations are based on the fair value thus determined.
Receivables included in financial fixed assets are valued at nominal value after deductions for provisions where necessary.

Impairment of fixed assets
In respect of impairment of fixed assets, the Group tests on balance sheet date, whether there are any indications of an asset which could be subject to impairment. If there are such indications, the recoverable amount of the asset concerned is determined. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs, is determined. An asset is subject to impairment if its book value is higher than its recoverable value; the recoverable value is the highest of the realizable value and the value in use. An impairment is recognized as an expense in the income statement immediately.

Receivables
Receivables are stated at nominal value less provisions for receivables considered doubtful.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and in banks as well as time deposits that fall due within 12 months. Bank overdrafts are included under short-term interest-bearing debt under current liabilities.

Deferred tax assets and liabilities
Deferred tax assets and liabilities are recognized to provide for timing differences between the value of the assets and liabilities for financial reporting purposes and for tax purposes. The deferred tax assets and liabilities are stated based on the tax rates prevailing at year-end or at the rates prevalent in the next few years, where laid down by law. Deferred tax assets, including those resulting from tax loss carry-forwards, are recognized as far as they are considered recoverable. Deferred taxes are stated at nominal value.

Long-term debt
Long-term debt is valued at nominal value.

Provisions
Provisions are formed for legally enforceable or constructive obligations existing on the balance sheet date, the settlement of which is likely to require outflow of resources and the extent of which can be reliably estimated.

The Group has various pension schemes in accordance with the local conditions and practices in the countries in which they operate. Most of the pension schemes are defined contribution plans which are funded through payments to separate entities. The Group has no legal or constructive obligations to pay further contributions if these separate entities do not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.
The regular contributions constitute net periodic costs for the year in which they are due and are as such included within the personnel expenses and/or costs of services.
A few pension plans are defined benefit plans. These plans provide for an amount of pension benefit based on factors such as age, years of services or compensation.
The liability in respect of defined benefit pension plans and other employee benefit plans are valued based on actuarial principles.

Foreign currencies
Monetary balance sheet items arising from transactions denominated in other currencies than the local currencies are converted at year-end exchange rates; resulting currency differences are included in operating profit. Non-monetary balance sheet items arising from transactions denominated in other currencies than the local currencies are converted at the exchange rates prevailing at the date of transaction.

Assets and liabilities of non-eurozone operating companies are translated at the year-end exchange rates.
The income statements of non-eurozone operating companies are translated using the average exchange rates over the reporting year.
Translation differences that occur upon consolidation of non-eurozone operating companies are directly charged or credited to shareholders' equity.

Revenue and expenses
Revenue is the sum of amounts billed to third parties for the year based on rendered services and excluding taxes levied. Income and expenses are stated in the year they were generated or incurred; possible losses are taken into account as soon as they are identified.

Grants
(Government) grants are included as income in the year in which the related underlying item has been recognized.
Grants are only recognized if it is probable that these are receivable and the conditions for the grants have been met. Grants related to investments in tangible fixed assets are deducted from the capitalized value of the related assets and are recognized in the income statement as part of the deprecation charges.

Leases
Lease contracts of which the majority of risks and rewards inherent to ownership is not in the Group, are classified as operating leases. Expenses in respect of these operating leases are included in the income instatement on the straight-line basis over the term of the lease.
Lease contracts of which the majority of risks and rewards inherent to ownership is in the Group, are classified as finance leases. Upon initial recognition, the relating assets are valued at the lower of fair value of the asset or discounted value of the minimum lease payments.
These assets are depreciated based upon the same term of depreciation for similar assets of the Group or the lease term if lower.
The lease terms to be paid are split up, based upon the annuity method and a fixed interest percentage, between a repayment and interest part. The liabilities arising from finance leases are included under long-term debt at an amount exclusive the interest charges. The interest part included in the periodic lease payments is included as interest expense in the income statement.

Corporate income taxes
Taxes on income are the sum of taxes levied on commercial profits in the countries where those profits were generated, based on local tax regulations. Tax-exempt income is taken into account in calculating taxes on income. Losses made by group companies are included in consolidated income and are taken into account in calculating taxes on income, as far as the amounts are considered recoverable.

Assumptions and estimates
In the preparation of the financial statements estimates and assumptions are made that could affect the value of assets and liabilities and the outcome of revenue and expenses. The actual outcome may differ from these estimates and assumptions.

Consolidated cash flow statement

The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash and cash equivalents. Cash flows in foreign currencies have been translated at average exchange rates. Exchange differences affecting cash items are shown separately in the cash flow statement. Income taxes paid/received are included in the cash flow from operating activities. Income and expenses

in respect of interest and dividends paid are included in the cash flow from financing activities.
The purchase price of acquisitions paid as well as the selling price of disposed group companies received, is included in cash flow from investing activities. Changes in assets and liabilities which are a result from acquisition and disposal of group companies are taken into account in the calculation of cash flows.

Exchange rates	2004		2003	
	Average	At year end	Average	At year end
US dollar	0.81	0.73	0.89	0.79
Canadian dollar	0.62	0.61	0.63	0.62
Pound sterling	1.48	1.42	1.45	1.42
Swiss franc	0.65	0.65	0.66	0.64
Danish crown	0.13	0.13	0.13	0.13
Polish zloty	0.24	0.24	-	-
Swedish crown	0.11	0.11	-	-
Hungarian forint	0.004	0.004	-	-

In respect of acquisitions of group companies, the average exchange rate from the date of acquisition is applied when converting the income statement; the balance sheet on the date of acquisition is converted against the rate applicable on the day of acquisition.

Financial risk management

The Group's activities expose it to a variety of financial risks, including the effect of changes in debt (and equity) market prices, foreign currency exchange rates and interest rates. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

Foreign exchange risk
The foreign currency exchange risk of Randstad Holding nv is limited. As both income and expenses are generated locally, the company has no currency risks on transactions. Translation effects may impact shareholders' equity. Although there are no significant risks, currency fluctuations can affect results because a portion of the cash flow is generated in foreign currencies. Randstad Holding nv has a number of investments in foreign subsidiaries, whose net assets are exposed to currency translation risk. Currency exposure to the net assets of the Group's subsidiaries is (primarily) managed through borrowings denominated in the relevant foreign currencies.

Interest rate risk
The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets. Interest on almost all interest-bearing debt is variable. Floating interest rates are considered a natural hedge against the development in operational results. Where necessary from risk management perspective, the Group will consider fixed interest rates over longer periods or an interest ceiling. Interest coverage is the leading parameter in managing interest exposure.

Credit risk
The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of services are made to customers with an appropriate credit history. Cash transactions are limited to high credit quality financial institutions. Randstad Holding nv has policies in place that limit the amount of credit exposure to any financial institution.

Liquidity risk
Randstad Holding nv maintains sufficient cash and the availability of funding through an adequate amount of committed credit facilities, in order to minimize liquidity risk.

There are neither derivative financial instruments used and/or hedging activities carried out within the Group.

notes on the consolidated income statement

(amounts in millions of €, unless otherwise indicated)

1. Information by segment

Information by segment and geographical area is included on page 62 and after.

2. Cost of services

	2004	2003
Cost of services include the costs of staffing employees:		
Wages and salaries	**3,440.5**	3,178.4
Social security charges	**866.9**	784.8
Pension charges	**33.3**	29.2
	4,340.7	3,992.4
Other costs	**206.4**	176.1
	4,547.1	4,168.5

3. Personnel expenses

	2004	2003
Personnel expenses include the expenses of corporate employees:		
Wages and salaries	**498.5**	487.3
Social security charges	**69.8**	65.2
Pension charges	**15.3**	13.2
	583.6	565.7
Other expenses	**83.1**	82.5
	666.7	648.2

4. Wages and salaries, social security charges and pension charges

	2004	2003
Total wages and salaries, social security charges and pension charges included in operating profit are:		
Wages and salaries	**3,939.0**	3,665.7
Social security charges	**936.7**	850.0
Pension charges	**48.6**	42.4
	4,924.3	4,558.1

5. Employee numbers (average)

	2004	2003
Staffing employees	**224,600**	202,500
Corporate employees	**12,260**	12,280
	236,860	214,780

6. Depreciation tangible fixed assets

	2004	2003
Buildings	**1.3**	1.9
Renovations	**12.3**	15.4
Furniture and fixtures	**8.1**	11.2
Hardware	**7.3**	9.6
Software	**12.0**	15.3
	41.0	53.4

7. Other operating expenses

	2004	2003
Advertising and marketing	**69.0**	58.9
Accommodation	**90.5**	95.6
Other expenses	**121.5**	112.0
	281.0	266.5

8. Selling, general and administrative expenses

Based on the function of expense method, which classifies expenses according to their function, the total operating expenses are classified as follows:

	2004	2003
Selling expenses	**687.1**	668.5
General and administrative expenses	**306.7**	302.2
	993.8	970.7

Selling expenses comprise personnel and accommodation expenses in relation to the operations in the field, advertising and marketing and other selling expenses.

General and administrative expenses comprise personnel and accommodation expenses in relation to the operations at headoffices, ICT and other general and administrative expenses.

9. Operating leases

In operating profit an amount of € 110.8 million (2003: € 124.9 million) is included in respect of operating leases.

10. Exceptional items	2004	2003
The following exceptional items are included in operating profit:		
Release provisions taxes and social charges	(4.2)	-
Expenses and provisions for restructuring	3.4	22.2
Book profit on sale of buildings	(0.9)	(2.4)
	(1.7)	19.8

11. Financial income and expenses	2004	2003
Interest and similar income	5.8	5.3
Interest and similar expenses	(9.0)	(13.8)
	(3.2)	(8.5)

12. Taxes on income

In 2004 the effective tax burden on income from operations was 9.3% (2003: 29.7%). The reconciliation between the effective tax burden and the average applicable rate (weighted average of the statutory applicable rates on the income before taxes of the group companies) is as follows:

	2004	2003
Average applicable rate	34.7%	32.3%
Permanent tax-exempt income	(10.6)%	(14.2)%
Effects prior years and changes in statutory applicable rates	(18.6)%	(21.0)%
Change in value of receivables mainly due to tax losses carry-forward	3.8%	32.6%
Effective tax burden	9.3%	29.7%

The change in the average applicable rate in 2004 compared to 2003 is caused by a changed mix of results of group companies in countries with different tax rates.
In 2004 the item 'effects prior years and changes in statutory applicable rates' includes the effects on the valuation of deferred taxes due to the change in the statutory applicable tax rate in the Netherlands (2003: mainly the effects of an agreement with tax authorities).

13. Earnings per ordinary share (€)	2004	2003
Net income	199.6	77.1
Less: preferred dividend	8.6	8.6
Net income for ordinary shareholders	191.0	68.5
Average number of ordinary shares outstanding (in millions)	115.3	115.3
Earnings per ordinary share (€)	1.66	0.59
Average number of diluted ordinary shares outstanding (in millions)	115.8	115.4
Diluted earnings per ordinary share (€)	1.65	0.59

Earnings per ordinary share before amortization goodwill (€)	2004	2003
Net income	199.6	77.1
Add: amortization goodwill (after taxes)	5.0	2.5
Net income before amortization goodwill	204.6	79.6
Less: preferred dividend	8.6	8.6
Net income for ordinary shareholders before amortization goodwill	196.0	71.0
Average number of ordinary shares outstanding (in millions)	115.3	115.3
Earnings per ordinary share before amortization goodwill (€)	1.70	0.62
Average number of diluted ordinary shares outstanding (in millions)	115.8	115.4
Diluted earnings per ordinary share before amortization goodwill (€)	1.69	0.62

(amounts in millions of €, unless otherwise indicated)

14. Information by segment
Information by segment and geographical area is included on page 62 and after.

15. Intangible fixed assets
The intangible fixed assets relate to goodwill.
Changes in intangible fixed assets in 2004 are:

	Cost	Accumulated amortization	Book value
January 1, 2004	18.2	(5.3)	12.9
Investments	33.6	–	33.6
Amortization	–	(5.1)	(5.1)
Translation differences	0.6	0.0	0.6
December 31, 2004	52.4	(10.4)	42.0

For the amortization of goodwill, a five-year term is employed. The average remaining term of amortization is 4 years and 5 months.

The investment of € 33.6 million relates to goodwill from the following acquisitions:

Company	Acquired % of Shares	Acquisition date	Earn-out arrange-ments
Take Air sa (France)	100%	January 1, 2004	No
Job Net Sp. z o.o. (Poland)	100%	August 26, 2004	Yes
Intersource Holding Sp. z o.o. (Poland)	100%	August 26, 2004	Yes
Arvako AB (Sweden)	100%	September 29, 2004	Yes
Assist Interim N.V. (Belgium)	100%	December 20, 2004	Yes

Goodwill is based upon the expected acquisition costs of these acquisitions (in total: € 41.6 million) of which € 34.0 million is paid during the year and of which the remaining part, included under provisions, is based on certain earn-out arrangements.

16. Tangible fixed assets	**2004**	2003
Buildings and land	**27.2**	33.0
Renovation, furniture and fixtures	**37.1**	41.5
Computer hardware and software	**46.4**	38.8
	110.7	113.3

Changes in tangible fixed assets in 2004 are:

	Buildings and land	Renovation, furniture and fixtures	Computer-hardware/ software	Total
Purchase price at January 1, 2004	52.8	204.2	138.3	395.3
Accumulated depreciation	19.8	162.7	99.5	282.0
Book value at January 1, 2004	33.0	41.5	38.8	113.3
Acquisition of group companies	–	0.3	0.2	0.5
Additions	–	15.9	27.5	43.4
Disposals	(4.5)	(0.1)	(0.3)	(4.9)
Depreciation	(1.3)	(20.4)	(19.3)	(41.0)
Translation differences	–	(0.1)	(0.5)	(0.6)
Book value at December 31, 2004	27.2	37.1	46.4	110.7
Purchase price at December 31, 2004	47.4	188.1	155.1	390.6
Accumulated depreciation	20.2	151.0	108.7	279.9
Book value at December 31, 2004	27.2	37.1	46.4	110.7

Renovation, furniture and fixtures include renovation for the amount of € 26.1 million (2003: € 28.2 million) and furniture and fixtures for the amount of € 11.0 million (2003: € 13.3 million). Computer hardware and software include computer hardware for the amount of € 14.2 million (2003: € 10.6 million) and computer software for the amount of € 32.2 million (2003: € 28.2 million). In 2004 investments in software amount to € 16.2 million. Based on recent appraisals made by independent and expert appraisers, the estimated free market value of buildings and land is around € 20 to € 25 million higher than book value.

Depreciation terms for tangible fixed assets are:

	Term	Percentage
Land	–	–
Buildings	33 years	3
Renovation	5 years	20
Furniture and fixtures	4 years	25
Hardware	4 years	25
Software	3 years	33

17. Financial fixed assets

	2004	2003
Non-consolidated participation	–	0.4
Deferred tax assets	**334.6**	359.6
Other receivables	**8.7**	12.1
	343.3	372.1

Changes in financial fixed assets in 2004 are:

	Non-consolidated participation	Deferred tax assets	Other receivables	Total
Value at January 1, 2004	0.4	359.6	12.1	372.1
Increase	–	–	0.4	0.4
Decrease	–	(14.7)	–	(14.7)
Repayments	(0.4)	–	(3.8)	(4.2)
Translation differences	–	(10.3)	–	(10.3)
Value at December 31, 2004	–	334.6	8.7	343.3

Deferred tax assets consist of:

	2004	2003
Relating to paid goodwill	**125.5**	154.6
Tax losses carry-forward	**88.6**	100.7
Timing differences	**120.5**	104.3
	334.6	359.6

Deferred tax assets relating to goodwill and other timing differences of approximately € 90 million (2003: approximately € 125 million) and deferred tax assets in relation to tax losses carry-forward of approximately € 110 million (2003: approximately € 105 million), which are considered not recoverable, are valued at nil.
The decrease in deferred tax assets in 2004 of € 14.7 million is debited to taxes on income.
The short-term part of the deferred tax assets is expected to amount to € 35 million (2003: € 0 million).
The fair value of the other receivables is approximately € 5 million (2003: € 9 million).

18. Current receivables

	2004	2003
Trade receivables	**929.9**	779.9
Taxes on income	**11.0**	104.5
Other receivables	**112.1**	89.7
Prepayments	**20.7**	16.8
	1,073.7	990.9

Terms on these receivables are shorter than one year.

Trade receivables are stated after deduction of provisions for doubtful accounts of € 33.2 million (2003: € 39.3 million).

19. Cash and cash equivalents

	2004	2003
Time deposits	**331.2**	154.9
Cash on hand and in banks	**38.6**	30.7
	369.8	185.6

The time deposits fall due within a one-month average.
All cash and cash equivalents are available on demand.

20. Current liabilities

	2004	2003
Short-term interest-bearing debt:		
Bank overdraft	**90.4**	80.3
Short-term non-interest-bearing debt:		
Trade payables	**49.5**	36.0
Taxes on income	**1.8**	4.7
Other taxes and social security premiums	**294.3**	250.3
Pension contributions	**14.6**	10.7
Dividend on type-B preferred shares	**8.6**	8.6
Wages, salaries and deferred personnel costs	**319.6**	269.0
Other accruals	**77.7**	69.8
Deferred income	**4.0**	2.6
	770.1	651.7
Total current liabilities	**860.5**	732.0

Negative pledges have been issued for the purposes of bank overdraft facilities and 'pari passu' clauses apply. The majority of short-term interest-bearing debt consists of bank overdrafts in euros. A part (€ 40 million) is denominated in US dollars (2003: € 32 million).

21. Long-term debt

	2004	2003
Drawings on the multicurrency syndicated credit facility	**130.0**	123.0
Other long-term debt	**0.4**	0.6
	130.4	123.6

Currently a € 330 million multi-currency syndicated credit facility is in place that will mature in July 2008. The facility has a floating interest margin above EURIBOR. The interest margin depends on the debt leverage ratio. The interest rate is based on the term of the drawing. At the end of 2004 the drawing under this facility amounts to € 130 million (2003: € 123 million). The interest rate at year-end is 2.7% for a three-month term. There is no repayment schedule. The long-term interest-bearing debt is currently exclusively denominated in euros. The fair value of the long-term debt equals the book value. At year-end the Group had no outstanding interest rate or currency swaps.

22. Provisions

	2004	2003
Pension and other employee benefits provisions	**2.6**	0.6
Provision for deferred tax liabilities	**362.1**	380.0
Provision for restructuring	**9.9**	21.9
Other provisions	**66.5**	62.9
	441.1	465.4

Changes in provisions over 2004 are as follows:

	Pension/ employee benefits	Deferred tax liabilities	Restruc- turing	Other
Value at January 1, 2004	0.6	380.0	21.9	62.9
Acquisitions of group companies	–	0.2	–	7.6
Increase	2.2	35.0	3.4	24.9
Decrease	–	(53.1)	–	–
Withdrawals	(0.2)	–	(15.3)	(26.8)
Translation differences	–	–	(0.1)	(2.1)
Value at December 31, 2004	2.6	362.1	9.9	66.5

The decrease under deferred tax liabilities is caused by the effect on the valuation of these deferred taxes due to the change in the statutory applicable tax rate in the Netherlands.

The provision for deferred tax liabilities comprises mainly recapture obligations ensuing from incorporation in the Netherlands of tax losses incurred in North America and Germany, as well as liabilities originating from differences between the commercial and fiscal value of assets and liabilities.
The restructuring provision comprises the costs of restructuring measures taken at several Group companies.
Other provisions consist primarily of provisions for risks of third-party claims; also included is an amount of € 7.6 million in respect of earn-out arrangements from acquisitions.
The average effective interest rate used for calculating the pension and other employee benefits provisions amounts to 4.9%.
The provisions are expected to be short-term for an amount of € 59 million (2003: € 60 million).

23. Operating working capital

	2004	2003
Working capital	**583.0**	444.5
Cash and cash equivalents	**(369.8)**	(185.6)
Dividend on type-B preferred shares	**8.6**	8.6
Short-term interest-bearing debt	**90.4**	80.3
Operating working capital	**312.2**	347.8

24. Net cash (debt) and interest-bearing debt

	2004	2003
Short-term interest-bearing debt	**(90.4)**	(80.3)
Long-term interest-bearing debt	**(130.4)**	(123.6)
Total interest-bearing debt	**(220.8)**	(203.9)
Cash and cash equivalents	**369.8**	185.6
Net cash / (debt)	**149.0**	(18.3)

25. Shareholders' equity
Authorized capital is € 50.0 million and consists of 200,000,000 ordinary shares with a nominal value of € 0.10, 50,000 type-A preferred shares with a nominal value of € 500.00 and 50,000,000 type-B preferred shares with a nominal value of € 0.10.
Issued share capital consists of 115,619,048 ordinary shares and 25,200,000 type-B preferred shares.
A cumulative preferred dividend of € 8.6 million is paid on issued type-B preferred shares annually.

The composition and changes in shareholders' equity are as follows:

	Issued capital				Unappro-	
			Share	General	priated	
	Ordinary	Preferred	premium	reserve	income	Total
Value at January 1, 2003	11.6	2.5	548.0	(275.8)	48.2	334.5
Net income 2003	–	–	–	–	77.1	77.1
Translation differences	–	–	–	(29.6)	–	(29.6)
Total recognized income 2003	–	–	–	(29.6)	77.1	47.5
Appropriation income 2002	–	–	–	28.6	(28.6)	–
Dividend 2002 on ordinary shares paid	–	–	–	–	(19.6)	(19.6)
Dividend 2003 on type-B preferred shares payable	–	–	–	–	(8.6)	(8.6)
Value at December 31, 2003	11.6	2.5	548.0	(276.8)	68.5	353.8
Net income 2004	–	–	–	–	199.6	199.6
Translation differences	–	–	–	(9.3)	–	(9.3)
Total recognized income 2004	–	–	–	(9.3)	199.6	190.3
Appropriation income 2003	–	–	–	39.6	(39.6)	–
Dividend 2003 on ordinary shares paid	–	–	–	0.1	(28.9)	(28.8)
Dividend 2004 on type-B preferred shares payable	–	–	–	–	(8.6)	(8.6)
Re-issue of repurchased ordinary shares	–	–	–	0.8	–	0.8
Value at December 31, 2004	11.6	2.5	548.0	(245.6)	191.0	507.5

Of the share premium, € 163.3 million is related to share premium on preferred shares. If preferred shares are withdrawn, the total paid sum (including share premium) must be repaid. The dividend on preferred shares will be reviewed 7 years after date of issue. The first review will take place in November 2005.

At December 31, 2003 the number of repurchased ordinary shares amounted to 320,714 shares with a value of € 4.4 million which in previous years was charged to the general reserve. During 2004 47,560 repurchased ordinary shares have been re-issued upon exercise of stock options at the value of € 0.8 million; the latter amount has been credited to the general reserve. At December 31, 2004 the number of repurchased ordinary shares amounted to 273,154 shares with a purchase value of € 3.8 million.

At year-end 2004, 975,000 stock options are outstanding, which upon exercise will lead to the issuance of the same number of new ordinary shares.

26. Commitments not included in the balance sheet

	2004	2003
Commitments, less than 1 year	**108**	**86**
Commitments, more than 1 year, less than 5 years	**165**	**172**
Commitments, more than 5 years	**50**	**40**
	323	**298**
Investment commitments	–	–
Guarantees to third parties	–	–

Commitments comprise almost exclusively lease contracts for branches and lease contracts for IT equipment and automobiles.

No other guarantees have been issued than those in relation to commitments from rent and leases and those in relation to liabilities included in the balance sheet.

information by segment

(amounts in millions of €, unless otherwise indicated)

Revenue	2004	2003
Mass-customized Europe	**3,976.1**	3,599.4
Mass-customized North America	**1,050.5**	1,036.9
In-house services Europe	**484.3**	417.1
In-house services North America	**42.6**	–
Yacht	**226.1**	211.8
Corporate/eliminations	**(15.4)**	(7.8)
	5,764.2	5,257.4

Gross profit	2004	2003
Mass-customized Europe	**889.1**	778.6
Mass-customized North America	**193.0**	192.8
In-house services Europe	**64.0**	58.3
In-house services North America	**5.1**	–
Yacht	**66.0**	60.3
Corporate/eliminations	**(0.1)**	(1.1)
	1,217.1	1,088.9

Operating profit	2004	2003
Mass-customized Europe	**212.4**	130.6
Mass-customized North America	**11.3**	(3.3)
In-house services Europe	**17.0**	11.0
In-house services North America	**0.2**	–
Yacht	**12.1**	0.1
Corporate/eliminations	**(29.7)**	(20.2)
	223.3	118.2

Amortization of goodwill	2004	2003
Mass-customized Europe	**5.1**	2.6

Depreciation tangible fixed assets	2004	2003
Mass-customized Europe	**21.5**	29.5
Mass-customized North America	**10.7**	14.5
In-house services Europe	**1.0**	1.3
In-house services North America	**0.0**	–
Yacht	**0.9**	1.0
Corporate	**6.9**	7.1
	41.0	53.4

Assets[1, 2]	2004	2003
Mass-customized Europe	**976.7**	801.7
Mass-customized North America	**175.2**	167.1
In-house services Europe	**102.4**	93.9
In-house services North America	**5.7**	–
Yacht	**113.2**	95.9
Corporate	**931.7**	756.1
Eliminations	**(711.0)**	(704.0)
	1,593.9	1,210.7

Non-consolidated participation	2004	2003
Yacht	**–**	0.2
Corporate	**–**	0.2
	–	0.4

Liabilities[2, 3]	2004	2003
Mass-customized Europe	**1,091.7**	946.0
Mass-customized North America	**464.8**	470.6
In-house services Europe	**105.9**	93.6
In-house services North America	**6.3**	–
Yacht	**36.2**	29.5
Corporate	**74.2**	100.6
Eliminations	**(711.0)**	(704.0)
	1,068.1	936.3

1 *Assets include all assets with the exception of deferred tax assets and current income tax receivables.*

2 The 2003 figures have been adjusted for purposes of comparison in respect of current income taxes.

3 Liabilities include long-term and short-term debt as well as provisions, with the exception of the provision for deferred tax liabilities and current income tax liabilities.

information by segment

Operating working capital [2,4]	2004	2003
Mass-customized Europe	**130.6**	118.1
Mass-customized North America	**109.6**	95.4
In-house services Europe	**18.2**	10.2
In-house services North America	**(0.6)**	–
Yacht	**23.6**	26.5
Corporate	**21.6**	(2.2)
	303.0	248.0

Investments intangible fixed assets	2004	2003
Mass-customized Europe	**33.6**	9.3

Investments tangible fixed assets	2004	2003
Mass-customized Europe	**20.9**	17.5
Mass-customized North America	**4.9**	2.7
In-house services Europe	**0.5**	0.4
In-house services North America	**0.0**	–
Yacht	**1.0**	0.4
Corporate	**16.1**	13.7
	43.4	34.7

Intangible fixed assets	2004	2003
Mass-customized Europe	**42.0**	12.9

Tangible fixed assets	2004	2003
Mass-customized Europe	**46.0**	50.9
Mass-customized North America	**9.1**	15.5
In-house services Europe	**1.4**	1.9
In-house services North America	**0.0**	–
Yacht	**1.7**	1.6
Corporate	**52.5**	43.4
	110.7	113.3

Employees	Staffing		Corporate	
(average)	**2004**	2003	**2004**	2003
Mass-customized Europe	**154,400**	139,300	**8,370**	8,280
Mass-customized North America	**46,500**	43,800	**2,130**	2,230
In-house services Europe	**19,100**	16,700	**690**	680
In-house services North America	**2,000**	–	**60**	–
Yacht	**2,600**	2,700	**430**	500
Corporate	**–**	–	**580**	590
	224,600	202,500	**12,260**	12,280

2 The 2003 figures have been adjusted for purposes of comparison in respect of current income taxes.

4 Operating working capital excluding current income tax receivables and current income tax liabilities.

information by geographical area

(amounts in millions of €, unless otherwise indicated)

Revenue	2004	2003
The Netherlands	**2,163.8**	2,075.2
Germany	**616.1**	548.1
Belgium/Luxembourg	**675.8**	574.2
France	**402.6**	365.8
Spain	**385.2**	322.3
United Kingdom	**179.9**	151.9
Italy	**154.6**	115.8
Other European countries	**93.1**	67.2
North America	**1,093.1**	1,036.9
	5,764.2	5,257.4

Gross profit	2004	2003
The Netherlands	**539.8**	517.9
Germany	**164.8**	112.8
Belgium/Luxembourg	**121.0**	98.3
France	**55.1**	50.9
Spain	**58.5**	50.7
United Kingdom	**33.7**	29.4
Italy	**28.2**	21.7
Other European countries	**17.9**	14.4
North America	**198.1**	192.8
	1,217.1	1,088.9

Amortization of goodwill	2004	2003
The Netherlands	**2.2**	1.2
France	**0.2**	–
United Kingdom	**1.5**	1.4
Other European countries	**1.2**	–
	5.1	2.6

Depreciation tangible fixed assets	2004	2003
The Netherlands	**13.7**	21.8
Germany	**5.0**	4.6
Belgium/Luxembourg	**3.7**	4.4
France	**1.6**	1.9
Spain	**2.5**	2.4
United Kingdom	**1.5**	1.6
Italy	**1.5**	1.5
Other European countries	**0.8**	0.7
North America	**10.7**	14.5
	41.0	53.4

1 Assets include all assets with the exception of deferred tax assets and current income tax receivables.

2 The 2003 figures have been adjusted for purposes of comparison in respect of current income taxes.

Assets[1,2]	2004	2003
The Netherlands	**1,316.2**	1,117.3
Germany	**153.3**	103.0
Belgium/Luxembourg	**149.0**	109.4
France	**136.2**	122.1
Spain	**116.8**	100.7
United Kingdom	**39.5**	33.8
Italy	**52.7**	43.0
Other European countries	**54.1**	13.9
North America	**180.9**	167.1
Eliminations	**(604.8)**	(599.6)
	1,593.9	1,210.7

Investments intangible fixed assets	2004	2003
The Netherlands	**–**	9.3
Belgium/Luxembourg	**8.9**	–
France	**0.5**	–
Other European countries	**24.2**	–
	33.6	9.3

Investments tangible fixed assets	2004	2003
The Netherlands	**19.7**	17.0
Germany	**5.0**	6.8
Belgium/Luxembourg	**3.2**	1.4
France	**1.4**	0.6
Spain	**5.7**	3.3
United Kingdom	**1.3**	0.8
Italy	**1.4**	1.7
Other European countries	**0.8**	0.4
North America	**4.9**	2.7
	43.4	34.7

Employees	Staffing		Corporate	
(average)	2004	2003	2004	2003
The Netherlands	**79,100**	75,700	**4,930**	5,310
Germany	**20,300**	18,100	**1,380**	1,310
Belgium/Luxembourg	**22,500**	19,500	**1,100**	990
France	**13,200**	12,500	**620**	630
Spain	**20,600**	17,500	**950**	820
United Kingdom	**8,900**	7,900	**440**	460
Italy	**5,600**	4,200	**380**	340
Other European countries	**5,900**	3,300	**270**	190
North America	**48,500**	43,800	**2,190**	2,230
	224,600	202,500	**12,260**	12,280

Remuneration Executive Board

The following amounts (in € 1,000) relating to the remuneration of the members of the Executive Board are included in the income statement 2004:

	Fixed annual salary		Variable remuneration					Social charges and other		Pension charges		Total	
			Annual bonus		*3-yearly bonus*								
						Accrued							
	2004	2003	2004	2003	2004	2004-2007	2003	2004	2003	2004	2003	2004	2003
B.J. Noteboom	**408**	404	**306**	82	**408**	**162**	–	**21**	21	**40**	40	**1,345**	547
C.T.M.J. Farla	**–**	86	**–**	–	**–**	**–**	–	**–**	5	**–**	6	**–**	97
L.J.M.V. Lindelauf	**340**	340	**255**	68	**293**	**135**	–	**45**	18	**34**	34	**1,102**	460
R.J. van de Kraats	**340**	340	**255**	68	**321**	**135**	–	**20**	17	**34**	34	**1,105**	459
J.W. van den Broek	**310**	–	**233**	–	**57**	**135**	–	**11**	–	**26**	–	**772**	–
J.H. Reese*	**402**	443	**294**	88	**402**	**158**	–	**21**	24	**7**	7	**1,284**	562
Totaal	**1,800**	1,613	**1,343**	306	**1,481**	**725**	–	**118**	85	**141**	121	**5,608**	2,125

* total in US dollar: $ 1,595,000 (2003: $ 634,000)

The Executive Board consisted in 2004 of five members; as per January 1, 2004 Mr. J.W. van den Broek filled the vacancy caused by the resignation of Mr. C.T.M.J. Farla because of health reasons as per March 1, 2003. The General Meeting of Shareholders has approved the appointment of Mr. J.W. van den Broek on May 12, 2004.

The remuneration of the Executive Board includes a fixed part and a variable part. The salaries as per January 1, 2004 were - apart from changes in function or portfolio – not increased. The variable part is performance-related and consists of short-, medium- and long-term components. The Supervisory Board sets the targets prior to each year.

Annual bonus

The annual bonus is dependent on achievement of three specific targets set for each Executive Board member. Two of the targets are joint targets and the other one is an individual target. For each reporting year the bonus can be earned varying between 0 and 75% of annual salary.

For 2004 these targets were based on growth of revenue and of earnings per share, as well as individual performance criteria for each member, mainly relating to growth of operating profit. For 2004, the company was successful in terms of growth of earnings per share, revenue and operating profit, so virtually all targets have been achieved. This resulted in a bonus (short-term component) of 75% per member, with the exception of one member who received 72.9%.

3-Year medium-term bonus

The medium-term component is intended to reward the Executive Board on the basis of performance over a longer period; the plan was initiated mid-2001. For the period 2001-2004 a bonus could be earned on the basis of average (3 years) organic revenue growth rates. The Supervisory Board may deviate from this, in case of other significant progression. Performance at target level (average organic growth 8%-10%) would result in a bonus of one annual base salary after 3 years. Based on the performance over the period 2001-2004, the Supervisory Board decided to determine the medium term bonus at one full annual salary per Executive Board member (pro rata the membership period); the bonus has been paid mid 2004. For the period 2004-2007 the Supervisory Board proposes to adjust the system: the bonus will be based on the relative Total Shareholder Return (TSR) compared to a peer group. Top performance will result in a bonus of 200% of base salary, whereas lowest performance results in no bonus. The performance will be measured annually on a rolling basis; each member of the Board can earn 1/3 of the previous 3-year bonus on the basis of relative TSR over the previous 3 years. It will be proposed to pay the bonus in shares, instead of cash; the shares earned are to be held for at least two years.

As per December 31, 2004 an amount of € 0.7 million has been accrued for in relation to this medium-term bonus.

Stock option plan

The long-term component is structured through a stock option plan. Granting of options is a discretionary right of the Supervisory Board linked to the achievement of annual targets. The underlying value (number of options times share price at grant date) amounts to 170% (175% for the CEO) of the annual fixed salary. The exercise price of the options is not lower than the share price at granting date.

This Executive Board Stock Option Plan was implemented in 2001; the options granted in 2001 and 2002 have been granted on shares which have been purchased by Randstad Holding nv; starting 2003 the options are granted on new shares to be issued by the company at exercise date. The term of the options 2001-2003 was 5 full years; the options 2004 have a term of 7 years. The options are exercisable as from 3 years after granting, without performance or other restrictions.

In case a member resigns from the Group within 3 years after granting, a reduction mechanism on potential profits on options is in place. The company offers no financing arrangements at granting, or at exercising of the options.

Before realization of this plan (or the membership of the Executive Board), options have been granted to members of the Executive Board within the framework of the senior management and the personnel stock option plan; the conditions under these plans are set out on page 68 and 69. The options outstanding to the Executive Board members at December 31, 2004 under the option plans are as follows:

Executive Board Option Plan	Year of granting	Option price (in €)	January 1, 2004	Granted in 2004	Expired in 2004	Exercised in 2004	December 31, 2004	Exercise period ends in
B.J. Noteboom	2001	14.00	36,076				36,076	August 2006
	2002	17.50	32,000				32,000	May 2007
	2003	10.50	78,500				78,500	May 2008
	2004	23.75		34,200			34,200	May 2011
L.J.M.V. Lindelauf	2002	17.50	32,000				32,000	May 2007
	2003	9.10	63,500				63,500	May 2008
	2004	26.75		27,700			27,700	May 2011
R.J. van de Kraats	2002	17.50	32,000				32,000	May 2007
	2003	9.10	63,500				63,500	May 2008
	2004	26.75		27,700			27,700	May 2011
J.H. Reese	2001	14.00	37,851				37,851	August 2006
	2002	17.50	32,000				32,000	May 2007
	2003	9.10	63,500				63,500	May 2008
	2004	20.90		27,700			27,700	May 2011
J.W. van den Broek	2004	30.00		22,000			22,000	May 2011
Subtotal			**470,927**	**139,300**	**–**	**–**	**610,227**	
Senior Management Option Plan								
J.W. van den Broek	2003	9.10	7,718				7,718	May 2008
Subtotal			**7,718**	**–**	**–**	**–**	**7,718**	
Personnel Option Plan								
B.J. Noteboom	2000	37.75	219		219		–	December 2004
	2000	42.50	1,825		1,825		–	December 2004
	2001	14.00	3,597				3,597	December 2005
L.J.M.V. Lindelauf	2000	37.75	219		219		–	December 2004
	2000	42.50	3,178		3,178		–	December 2004
	2001	14.00	3,927				3,927	December 2005
R. J. van de Kraats	–		–				–	
J.H. Reese	2000	37.75	1,534		1,534		–	December 2004
	2001	14.00	1,822				1,822	December 2005
J.W. van den Broek	2000	37.75	1,599		1,599		–	December 2004
	2002	17.50	1,975				1,975	December 2006
	2003	8.50	1,556				1,556	December 2007
Subtotal			**21,451**	**–**	**8,574**	**–**	**12,877**	
Total			**500,096**	**139,300**	**8,574**	**–**	**630,822**	

The value of the options granted in 2004 based on a binomial valution model amounted to € 966,000 in total; per member of the Executive Board the value is as follows:

	Number	Value in €
B.J. Noteboom	34,200	248,000
L.J.M.V. Lindelauf	27,700	183,000
R.J. van de Kraats	27,700	183,000
J.H. Reese	27,700	220,000
J.W. van den Broek	22,000	132,000

In 2001 and 2002 Randstad Holding nv purchased a total of 320,714 shares, held in treasury to cover the obligations of the Executive Board Option Plans 2001 and 2002; for options as from 2003, new shares will be issued by the company.

Mr. L.J.M.V. Lindelauf has 123 depositary receipts of shares, and Mr. J.W. van den Broek has 26 depository receipts of shares, both acquired out of exercising options under the previous Personnel Option Plan.

The Group has not issued any loans or guarantees to the members of the Executive Board.

Remuneration of former members of the Executive Board
The remuneration of Mr. C.T.M.J. Farla as former member of the Executive Board has been included in the income statement for an amount of € 284,000 (salary, bonus and social charges). Since he stepped down (as per March 1, 2003), Mr. Farla has been an advisor to the Executive Board, in which function he attends the meetings of the Executive Board and the Supervisory Board.

Options granted to former members of the Board are as follows:

Executive Board Option Plan	Year of granting	Option price (in €)	January 1, 2004	Granted in 2004	Expired in 2004	Exercised in 2004	December 31, 2004	Exercise period ends in
C.T.M.J. Farla	2001	14.00	35,227				35,227	August 2006
	2002	17.50	36,000				36,000	May 2007
H. Zwarts	2001	16.00	47,560			47,560	–	August 2006
Subtotal			**118,787**	**–**	**–**	**47,560**	**71,227**	
Senior Management Option Plan								
C.T.M.J. Farla	2003	9.10	1,570				1,570	May 2008
Subtotal			**1,570**	**–**	**–**	**–**	**1,570**	
Personnel Option Plan								
C.T.M.J. Farla	2000	37.75	3,894		3,894		–	December 2004
	2001	14.00	4,446				4,446	December 2005
	2003	8.50	3,430				3,430	December 2007
H. Zwarts	2000	37.75	219		219		–	December 2004
	2000	42.50	7,648		7,648		–	December 2004
	2001	14.00	9,162			9,162	–	December 2005
Subtotal			**28,799**	**–**	**11,761**	**9,162**	**7,876**	
Total			**149,156**	**–**	**11,761**	**56,722**	**80,673**	

The options exercised under the Executive Board Stock Option Plan during 2004, were options on purchased shares.

Remuneration Supervisory Board

The yearly remuneration of each of the members of the Supervisory Board amounts to € 22,250 (2003: € 22,250), and € 30,000 (2003: € 30,000) for the chairman. Committee members receive an additional allowance of € 2,250. Mr. K. Vuursteen, who stepped down during 2004, and Mr. F.W. Fröhlich, who succeeded him as chairman, received pro rata remunerations. The total remuneration included in the income statement 2004 amounts to € 170,896 (2003: € 178,888). The details per member are as follows:

Remuneration Supervisory Board	2004	2003
F.W. Fröhlich	**26,896**	14,292
J.F.M. Peters	**–**	13,438
F.J.D. Goldschmeding	**24,500**	24,500
J.C.M. Hovers	**24,500**	24,500
W.A.F.G. Vermeend	**24,500**	23,562
K. Vuursteen	**21,500**	29,021
L.M. van Wijk	**24,500**	25,075
R. Zwartendijk	**24,500**	24,500
	170,896	178,888

The remuneration is fixed and determined by the General Meeting of Shareholders. No amounts have been paid to former members of the Board.
No options have been granted, nor has the Group issued any loans or guarantees to members of the Supervisory Board.

One member of the Supervisory Board has an interest in a legal entity which, based on the 'Wet melding zeggenschap' ('Major Holdings in Listed Companies Act'), is registered as a shareholder in Randstad Holding nv in the 25-50% category. The same member is the sole chairman of two Foundations, each of which, based on the same act, reports an interest in Randstad Holding nv in the 5-10% category.
Moreover the company rents one branch and a ship (Clipper *Stad Amsterdam*) for promotional activities from this member of the Board.

Senior Management Option Plan

During the year 2003 the Executive Board decided to grant a limited group of senior management an additional long-term compensation in the form of stock options. These options are granted on new shares to be issued by the company at exercise. Granting of the options is a discretionary right of the Executive Board based on the potential impact of the senior managers on future profits and recent performance. The exercise price of the options is not lower than the share price at granting date.
The life of the options 2003 is 5 full years; the options 2004 have a life of 7 years. The options are exercisable as from 3 years after granting, without performance or other restrictions. In case a manager resigns from the Group within 3 years after granting, a reduction mechanism on potential profits on options is in place. Within the framework of this stock option plan 292,000 options were granted in 2004, with an average exercise price of € 21.34. The details about granting and changes in outstanding options during 2004 are as follows:

	2004	2003
Granting per year:		
Options granted (x 1000)	**292**	275
Number of senior managers	**109**	94
Exercise price (average in €)	**21.34**	9.63
Changes in outstanding options (x 1000):		
Options at January 1, 2004	**–**	275
Granted	**292**	–
Exercised	**–**	–
Expired	**–**	–
Options at December 31, 2004	**292**	275

The value of the options (based on a binomial valuation model) amounts to € 3.0 million (options 2004: € 2.2 million, options 2003: € 0.8 million). The number of options to be granted under this stock option plan and the Executive Board Stock Option Plan may not lead to a dilution per year of more than 1% of issued ordinary shares.
The Group offers no financing arrangements at granting, or at exercising of the options.

Personnel Stock Option Plan
In 1988 the founder of the company established an independent entity, Stichting Randstad Optiefonds (Randstad Option Fund Foundation), to provide stock options to corporate employees. The Management Board of the Foundation consists in majority of members independent from the company. The company determines the allocation to employees, in respect of the total number of options made available per year by the Foundation. Stock options have been granted to corporate employees who had fulfilled a minimum number of months of service. The options are granted on ordinary shares (or depositary receipts of shares) available in the Foundation. Exercise of options under the Randstad Personnel Stock Option Plan does not affect the number of shares issued by Randstad Holding nv, nor has the company the obligation to purchase any shares; exercise of the options has no effect on earnings per share.
At December 31, 2004, the Foundation has approximately € 8.5 million of (depository receipts of) shares Randstad Holding nv to cover the obligations of the Personnel Stock Option Plan. In total 2.6 million options were outstanding within the framework of this plan.

The details about granting and changes in outstanding options during 2004 are as follows:

	2003	2002	2001	2000	1999
Granting per year:					
Options granted (x 1,000)	945	1,235	1,760	1,606	1,416
Number of employees	8,420	7,170	9,125	8,950	9,540
Exercise price (average in €)	8.50	17.50	14.00	37.92	43.69
Changes in outstanding options (x 1,000):					
Options at January 1, 2004	879	1,042	1,355	1,206	72
Granted	–	–	–	–	–
Exercised	(33)	(62)	(493)	–	–
Expired	(76)	(73)	(46)	(1,154)	(34)
Options at December 31, 2004	770	907	816	52	38

The life of virtually all options is almost 5 years; the major part can be exercised after 3 years.
About 0.9 million depositary receipts of shares are held by employees, after exercise of options.

During 2004, the Personnel Stock Option Plan has been replaced by a Share Purchase Plan; under this plan, participating employees may purchase shares from Stichting Randstad Optiefonds after a savings period. If the employees keep the purchased shares for a period of 6 months, they receive a number of free shares as a bonus. At year-end approximately 2,500 employees participated; they purchased 60,000 shares.

company income statement, 2004

in millions of €	2004	2003
Income from participations after taxes	**169.1**	57.9
Other income after taxes	**30.5**	19.2
Net income	**199.6**	77.1

company balance sheet at december 31, 2004

before profit appropriation for ordinary shares, in millions of €	see notes no.		2004		2003
Financial fixed assets	1		**268.5**		296.0
Current receivables	2	**42.5**		35.5	
Cash and cash equivalents	3	**225.7**		69.6	
Current assets		**268.2**		105.1	
Current liabilities	4	**29.2**		47.3	
Working capital			**239.0**		57.8
Capital employed			**507.5**		353.8
Issued capital		**14.1**		14.1	
Share premium		**548.0**		548.0	
General reserve		**(245.6)**		(276.8)	
Unappropriated income		**191.0**		68.5	
Shareholders' equity	5		**507.5**		353.8
			507.5		353.8

notes on the company income statement and balance sheet

(amounts in millions of €, unless otherwise indicated)

General

The financial statements of Randstad Holding nv are included in the consolidated financial statements. Group companies are stated at net asset value.
Other assets and liabilities are valued according to principles stated in the notes on the consolidated financial statements. This further applies to the principles of the determination of results.
Shareholders' equity and net income of the company are the same as those reported in the consolidated financial statements. With respect to the company income statement of Randstad Holding nv, the company avails itself of the exemption provided for in Section 402 of Part 9, Book 2 of the Netherlands Civil Code.

1. Financial fixed assets	**2004**	2003
Participations in:		
Group companies	**(42.1)**	(210.3)
Non-consolidated participation	**–**	11.1
	(42.1)	(199.2)
Receivables from group companies	**310.6**	495.2
	268.5	296.0

Changes in financial fixed assets in 2004 are as follows:

	Partici-pations	Receivables
Value at January 1, 2004	(199.2)	495.2
Capital payments	9.5	–
Income 2004	169.1	–
Loans granted	–	38.3
Repayments	(11.1)	(222.1)
Translation differences	(10.4)	(0.8)
Value at December 31, 2004	(42.1)	310.6

See page 75 for an overview of major group companies.

2. Current receivables	**2004**	2003
Receivables from Group companies	**22.0**	34.0
Taxes on income	**15.2**	–
Other receivables	**5.3**	1.5
	42.5	35.5

3. Cash and cash equivalents

Cash includes bank balances of € 0.2 million (2003: € 0.1 million) as well as time deposits of € 225.5 million (2003: € 69.5 million); these time deposits fall due within a one-month average.

4. Current liabilities	**2004**	2003
Short-term interest-bearing debt:		
Bank overdraft	**13.9**	12.0
Short-term non-interest-bearing debt:		
Trade payables	**1.0**	0.6
Payable to group companies	**1.8**	0.5
Taxes on income	**–**	4.4
Other taxes and social security premiums	**0.2**	0.2
Dividend on type-B preferred shares	**8.6**	8.6
Wages, salaries and deferred personnel costs	**2.6**	1.3
Other debt	**–**	16.9
Accruals and deferred income	**1.1**	2.8
	15.3	35.3
Total current liabilities	**29.2**	47.3

5. Shareholders' equity

Notes on shareholders' equity are included on page 60 of the notes on the consolideted income statement and balance sheet.

6. Guarantees and commitments not included in the balance sheets	**2004**	2003
Guarantees on behalf of Group companies	**5.7**	14.3

The company bears joint and several liability for bank overdraft and guarantees facilities of € 537 million (2003: € 573 million).

The company's commitments for the period shorter than 1 year amount to € 0.6 million (2003: € 0.5 million) and for the period between 1 to 5 years to € 0.7 million (2003: € 0.6 million) in respect of lease contracts for automobiles.

The company is part of fiscal unities for corporate income taxes as well as for sales taxes. As a consequence the company bears joint and several liability for the debts in respect of corporate income taxes and sales taxes of the fiscal unities.

Diemen, February 15, 2005

The Executive Board,
B.J. Noteboom
J.W. van den Broek
R.J. van de Kraats
L.J.M.V. Lindelauf
J.H. Reese

The Supervisory Board,
F.W. Fröhlich (chairman)
F.J.D. Goldschmeding (vice-chairman)
J.C.M. Hovers
W.A.F.G. Vermeend
L.M. van Wijk
R. Zwartendijk

other information

Provisions of the articles of association concerning profit appropriation

The following is a summary of the most important stipulations of article 27 of the Articles of Association concerning profit appropriation.

Subsection 1. The Executive Board determines the profit amounts to be reserved with the approval of the Supervisory Board. Wherever possible, the remaining profit will then be divided as follows:

a. A dividend is paid to holders of type-A preferred shares over the call amounts on shares, the percentage being equal to the average legal interest rate – or the respective percentages if interim adjustments have been made to the interest rate – during the financial year for which dividend is paid. This percentage is increased by an amount not exceeding 3% as determined by the Executive Board and approved by the Supervisory Board. If in any year it is impossible to pay, or to pay in full, profit on type-A preferred shares, the dividend in arrears on shares will be paid in the following years before any other dividend payments are made.

b.1 Next, a dividend is paid to holders of type-B preferred shares per series that is equal to the basic percentage – as mentioned in paragraph 2 – of the total of the nominal amount and the share premium deposited with the first issue of the shares of that series, the basic percentage having been raised on issue by an increment of no more than one hundred and thirty-five basic points, to be established by the Executive Board and with the approval of the Supervisory Board.

b.2 The basic percentage stated in paragraph b.1 above is the arithmetic mean of the effective yield on government loans for the account of the Dutch government with a (remaining) duration of six to seven years; taking effect for the first time on the date on which type-B preferred shares (of a series) have been put out on interest, and subsequently every seven years in succession, the basic percentage of type-B preferred shares (of the series concerned) will be adapted to the then valid effective yield of the government loans stated in the above-mentioned provisions.

b.3 If and insofar as the profit is not sufficient to make the payments on type-B preferred shares in full, the deficit will be paid from the freely payable reserves, with the exception of the share premium reserves as stated in Article 4, subsection 4, paragraph b. If and insofar as the payment cannot be effectuated from the aforementioned reserves, a payment will first be made - from the profit made in the subsequent years upon addition to the reserves and subtraction of the amount due to holders of type-A preferred shares in compliance with the above - to the holders of type-B preferred shares to the effect that the deficit is compensated in full before the above provisions can be applied.

b.6 If in the course of any financial year type-B preferred shares have been issued, the dividend on the shares in question over that financial year will be reduced proportionally up to the first day of issue.

Subsection 2. The then remaining sum will be available to the General Meeting, with the restriction that no more payments will be made on preferred shares, or that no reservations will be made for this purpose.

Subsection 4. Subject to approval by the Supervisory Board, the Executive Board may decide to pay an interim dividend for the account of the dividend envisaged over the financial year concerned. A decision to pay an interim dividend may be restricted to a payment of interim dividend exclusively to shareholders of a certain type of share without any prejudice to the rights of shareholders of any other types of shares.

Subsection 5. Subject to approval by the Supervisory Board, the General Meeting may decide to effect dividend payment not, or not entirely, in cash, but (partly) in the form of company shares.

Proposed profit appropriation

Pursuant to Article 27 of the Articles of Association, it is proposed to pay a dividend of € 76.3 million on the ordinary shares and € 8.6 million on the type-B preferred shares, out of net income for 2004 amounting to € 199.6 million and to add € 114.7 million to the general reserve.

Auditors' report

To the Annual General Meeting of Shareholders of
Randstad Holding nv, Amsterdam

Introduction

We have audited the 2004 financial statements of Randstad Holding nv, Amsterdam. These financial statements are the responsibility of the company's Executive Board. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Executive Board, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2004 and of the result for the year then ended in accordance with generally accepted accounting principles in the Netherlands and comply with financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

February 15, 2005

PricewaterhouseCoopers Accountants N.V.

overview of major group companies

Mass-customized Europe	
Randstad Nederland bv	Amsterdam
Randstad Uitzendbureau bv	Amsterdam
Tempo-Team Group bv	Amsterdam
Tempo-Team Uitzendbureau bv	Amsterdam
Tempo-Team Werknet bv	Amsterdam
Otter-Westelaken Groep bv	Veghel
ProfCore Business Services bv	Amsterdam
Randstad Belgium nv	Brussels
Randstad Interim sa	Luxembourg
Randstad AS	Copenhagen
Randstad Deutschland GmbH & Co KG	Eschborn
Randstad Intérim SASU	Paris
Randstad Schweiz AG	Zürich
Randstad Empleo, Empresa De Trabajo Temporal S.A. Sociedad Unipersonal	Madrid
Randstad Consultores S.A. Sociedad Unipersonal	Madrid
Randstad Empresa de Trabalho Temporario Unipessoal LdA	Lisbon
Randstad Employment Bureau Ltd	Newbury
Randstad Italia SPA	Milan
Intersource Holding Sp. z o.o.	Warsaw
Arvako AB	Stockholm
Randstad Hungary Kft	Budapest

Mass-customized North America	
Randstad North America LP	Atlanta
Randstad Staffing Services Inc.	Atlanta
Randstad Intérim Inc.	Montreal

In-house services Europe	
Capac Beheer bv	Amsterdam
Capac Inhouse Services bv	Amsterdam
Randstad Inhouse Services SASU	Paris
Randstad Inhouse Services S.A. Sociedad Unipersonal	Madrid

In-house services North America	
Randstad Inhouse Services LP	Atlanta

Yacht Europe	
Yacht Group Nederland bv	Amsterdam
Yacht bv	Amsterdam
Yacht nv	Brussels
Yacht France sa	Paris
Yacht Deutschland GmbH (80%)	Düsseldorf

Other group companies	
Randstad Holding Nederland bv	Amsterdam
Randstad Groep Nederland bv	Amsterdam
E-bridge bv	Amsterdam
I-bridge bv	Amsterdam
Diemermere Beheer bv	Amsterdam

A list of all group companies has been filed at the Chamber of Commerce in Amsterdam (Kamer van Koophandel, Amsterdam).

ten years of Randstad

amounts in millions of €, unless otherwise indicated	2004	2003	2002
Revenue	**5,764.2**	5,257.4	5,443.8
as % of previous year	**109.6%**	96.6%	93.6%
Gross profit	**1,217.1**	1,088.9	1,193.4
EBITDA[1]	**269.4**	174.2	166.2
Operating profit	**223.3**	118.2	98.3
as % of previous year	**188.9%**	120.2%	95.8%
Net income before amortization goodwill (after taxes)[2]	**204.6**	79.6	58.6
as % of previous year	**257.0%**	135.8%	121.3%
Net income	**199.6**	77.1	56.8
as % of previous year	**258.9%**	135.7%	94.5%
Cash flow from operations	**267.3**	223.6	196.4
Free cash flow	**195.2**	221.2	223.4
Depreciation tangible fixed assets	**41.0**	53.4	66.1
Investments in tangible fixed assets	**43.4**	34.7	30.0
Shareholders' equity	**507.5**	353.8	334.5
Cash / (net debt)	**149.0**	(18.3)	(207.5)
Operating capital employed[3]	**422.9**	461.1	509.7
Capital employed	**1,079.0**	942.8	906.2
Interest cover[4]	**84.2**	20.5	10.5
Average number of staffing employees	**224,600**	202,500	207,800
Average number of corporate employees	**12,260**	12,280	13,040
Number of branches, year-end	**1,633**	1,600	1,685
Number of in-house locations, year-end	**687**	642	582
Market capitalization, year-end	**3,347.2**	2,223.4	988.5
Price/earnings ratio[2]	**17**	33	20
Number of ordinary shares outstanding (in millions)[5]	**115.3**	115.3	115.4
Closing price (in €)	**28.95**	19.23	8.55
Ratios in % of revenue			
Gross margin	**21.1%**	20.7%	21.9%
EBITDA	**4.7%**	3.3%	3.1%
Operating profit	**3.9%**	2.2%	1.8%
Net income before amortization goodwill (after taxes)	**3.5%**	1.5%	1.1%
Net income	**3.5%**	1.5%	1.0%
Earnings per ordinary share (€)	**1.66**	0.59	0.42
Earnings per ordinary share before amortization goodwill (€)[2]	**1.70**	0.62	0.43
Diluted earnings per ordinary share before amortization goodwill (€)	**1.69**	0,62	0.43
Dividend per ordinary share (in €)	**0.66**	0.25	0.17
Pay-out per ordinary share in %[2]	**40**	42	40

1 EBITDA: operating profit before depreciation tangible fixed assets and amortization of intangible fixed assets. **2** For the years 2000 and 2001 excluding extraordinary income after taxes (2000: € 55.4 million, 2001: € 13.0 million). **3** Operating capital employed: tangible fixed assets + working capital – cash + dividend + short-term interest-bearing debt – receivable from sale real estate. **4** Interest cover: EBITDA on financial income and expenses. **5** Ordinary shares outstanding: average in millions, adjusted for splits.

2001	2000	1999	1998	1997	1996	1995
5,818.4	6,168.1	5,565.4	4,223.8	3,209.5	2,701.4	2,133.9
94.3%	110.8%	131.8%	131.6%	118.8%	126.6%	125.1%
1,339.4	1,482.8	1,308.7	948.9	707.6	574.4	451.9
175.7	304.5	350.0	264.7	209.8	162.2	130.9
102.6	250.6	304.3	232.6	180.5	143.1	113.3
40.9%	82.4%	130.8%	128.9%	126.1%	126.2%	141.4%
48.3	151.8	207.0	152.2	117.0	94.1	74.1
31.8%	73.3%	136.0%	130.1%	124.3%	127.0%	145.2%
60.1	207.2	207.0	152.2	117.0	94.1	74.1
29.0%	100.1%	136.0%	130.1%	124.3%	127.0%	145.2%
197.5	116.0	293.2	–	–	–	–
218.5	(228.9)	31.4	–	–	–	–
62.8	53.9	45.7	32.1	29.3	19.1	17.6
113.4	113.3	58.2	57.7	42.4	45.7	30.7
350.0	359.2	410.8	430.3	353.5	280.3	213.9
(405.3)	(538.2)	(159.8)	(48.4)	153.1	120.9	87.3
659.8	742.5	426.6	–	–	–	–
1,088.5	1,039.7	846.1	668.5	380.4	303.4	235.4
6.8	14.9	33.0	–	–	–	–
217,800	244,500	241,000	204,200	165,300	141,700	113,900
14,500	15,570	12,900	9,800	7,700	6,300	5,100
1,769	2,042	1,755	1,616	1,108	962	895
489	–	–	–	–	–	–
1,727.3	1,809.4	5,526.6	5,298.8	4,092.1	2,708.6	1,363.0
44	13	28	33	35	29	18
115.6	115.6	115.6	108.9	108.0	108.0	108.0
14.94	15.65	47.80	45.83	37.89	25.08	12.62
23.0%	24.0%	23.5%	22.5%	22.0%	21.3%	21.2%
3.0%	4.9%	6.3%	6.3%	6.5%	6.0%	6.1%
1.8%	4.1%	5.5%	5.5%	5.6%	5.3%	5.3%
0.8%	2.5%	3.7%	3.6%	3.6%	3.5%	3.5%
1.0%	3.4%	3.7%	3.6%	3.6%	3.5%	3.5%
0.45	1.72	1.72	1.39	1.08	0.87	0.69
0.34	1.24	1.72	1.39	1.08	0.87	0.69
0.34	1.24	–	–	–	–	–
0.14	0.50	0.69	0.54	0.44	0.35	0.28
41	40	40	41	40	40	40

quarterly summary

unaudited

amounts in millions of €, unless otherwise indicated	first quarter	second quarter	third quarter	fourth quarter	**total 2004**
Revenue	**1,254.1**	**1,403.2**	**1,560.2**	**1,546.7**	**5,764.2**
Cost of services	996.7	1,104.9	1,232.7	1,212.8	4,547.1
Gross profit	**257.4**	**298.3**	**327.5**	**333.9**	**1,217.1**
Personnel expenses	158.5	162.8	169.1	176.3	666.7
Depreciation tangible fixed assets	10.4	10.6	10.1	9.9	41.0
Amortization goodwill	1.0	0.9	1.0	2.2	5.1
Other operating expenses	64.7	71.0	72.6	72.7	281.0
Total operating expenses	234.6	245.3	252.8	261.1	993.8
Operating profit	**22.8**	**53.0**	**74.7**	**72.8**	**223.3**
Financial income and expenses	(1.0)	(0.5)	(1.0)	(0.7)	(3.2)
Income from ordinary operations before taxes	21.8	52.5	73.7	72.1	220.1
Taxes on income	(6.4)	(15.4)	(21.6)	22.9	(20.5)
Net income	**15.4**	**37.1**	**52.1**	**95.0**	**199.6**

EPS calculation

	first quarter	second quarter	third quarter	fourth quarter	total 2004
Net income	15.4	37.1	52.1	95.0	199.6
Amortization goodwill (after taxes)	1.0	0.9	0.9	2.2	5.0
Net income before amortization goodwill	16.4	38.0	53.0	97.2	204.6
Preferred dividend	2.2	2.1	2.2	2.1	8.6
Net income for ordinary shareholders before amortization goodwill	**14.2**	**35.9**	**50.8**	**95.1**	**196.0**
Net income for ordinary shareholders	**13.2**	**35.0**	**49.9**	**92.9**	**191.0**
Earnings per ordinary share (€)	0.11	0.30	0.43	0.81	1.66
Earnings per ordinary share before amortization goodwill (€)	0.12	0.31	0.44	0.82	1.70
Diluted earnings per ordinary share (€)	0.11	0.30	0.43	0.80	1.65
Diluted earnings per ordinary share before amortization goodwill (€)	0.12	0.31	0.44	0.82	1.69
Average number of ordinary shares outstanding (in millions)	115.3	115.3	115.3	115.3	115.3
Average number of diluted ordinary shares outstanding (in millions)	115.7	115.7	115.8	115.9	115.8

application of international financial reporting standards (IFRS)

Introduction

The financial statements of Randstad Holding nv up to and including 2004 are prepared in accordance with accounting principles generally accepted in the Netherlands. From 2005 onwards, International Financial Reporting Standards will be applied to the consolidated financial statements, including the comparative figures for 2004. The balance sheet per January 1, 2004, adjusted to IFRS, will be the IFRS opening balance sheet.
Randstad prepared a preliminary overview of the adjustments necessary to comply with IFRS (see pages 80-83).
The European Commission has just recently endorsed the final standards issued so far; some interpretations are still under discussion. This implies that financial information on the impact of IFRS, based on current standards and interpretations, is still of a provisional nature. The information is unaudited.
Based on currently applicable standards and interpretations the following topics have an impact:

1. Goodwill (business combinations)
- Prior to 2001, Randstad charged goodwill directly to shareholders' equity; based on the exemption offered in IFRS 1 'First-time Adoption', this goodwill will not be restated.
- As of 2001, goodwill has been amortized. Based on the afore-mentioned exemption, the carrying amount of this goodwill on the transition date is the value on the IFRS opening balance sheet. According to IFRS 3 'Business combinations', goodwill will no longer be amortized. Goodwill will be tested on impairment under IFRS as per January 1, 2004. The methodology of these tests under IFRS differs slightly from Randstad's current method.
- As of 2004, according to IFRS 3 assets and liabilities of acquired companies are accounted for at fair value, including the estimated fair value of identifiable intangible assets and contingent liabilities. These identifiable intangibles are then systematically amortized. Goodwill, i.e. the remainder of acquisitions costs less fair value of net assets, will not be amortized, but tested on impairment (net effect for 2004: € 4.4 million positive).

2. Pension plans

The Group has a number of pension plans in accordance with local conditions and practices. In Belgium and Switzerland, these plans are defined benefit plans. The defined benefit obligations are measured at present value, taking into account actuarial assumptions; plan assets are valued at fair value. The calculations are according to IAS 19 'Employee Benefits', and result in a net liability as per January 1, 2004, which will be charged to equity (net impact: € 1.3 million negative). The net periodic pension costs (consisting of service costs, interest costs and expected return on assets) are recognized as expenses. The net impact for 2004: € 0.7 million positive. Other pension plans in the Group are defined contribution plans.

3. Stock option plans

The Group has stock option plans for the Executive Board and senior management. Based on IFRS 2 'Share-based payment', the fair value of the options granted after November 2002, and not yet vested as per January 1, 2005, will be recognized as personnel expenses during the vesting period. The fair value of the stock options is based on a binomial option valuation model. The impact on the income statement 2004 amounts to € 1.7 million negative.

4. Provisions

Based on IFRS a contingent liability, i.e. dilapidation costs, has been identified, which has to be provided for. As per January 1, 2004 the amount concerned will be charged to equity; impact: € 2.3 million negative.

5. All mentioned impacts on equity and income are net of taxes.

6. Financial instruments

The standards IAS 32 and IAS 39 'Financial Instruments' may be applied as of January 1, 2005, while application to the figures 2004 is not mandatory. Randstad will apply these standards as of January 1, 2005. This implies:
- The cumulative preferred shares type B (€ 165.8 million) will be accounted for as debt instead of as equity. Dividend paid on these shares (currently € 8.6 million), will be included in interest expenses.
- Long-term receivables, held to maturity, are currently valued at nominal value; based on IFRS these loans will be valued at amortized cost (net effect: € 2.5 million).
- The total impact on equity per January 1, 2005 will be € 168.3 million negative. The classification of the dividend on the preferred shares as interest expenses will affect net income negatively; however, net income for ordinary shareholders will not be affected.

7. Classification and presentation

The classification of a number of items will differ under IFRS compared to the current presentation; examples are: computer software and break-down of operating expenses. In the financial information on page 80-83, only a summary of the balance sheet and income statement is included.

8. Equity in the IFRS opening balance sheet per January 1, 2004

The adjustments to equity per January 1, 2004 to comply with IFRS will be as follows (in € millon):

Equity, current accounting principles	353.8
Pension plans, net	(1.3)
Goodwill, net	(1.4)
Provisions and other, net	(2.4)
Equity IFRS per January 1, 2004	348.7

9. Net income 2004 based on IFRS

The adjustments to net income 2004 to comply with IFRS will be as follows (in € millon):

Net income, current accounting principles	199.6
Goodwill and intangibles, net	4.4
Stock option costs, net	(1.7)
Pension plans, net	0.7
Other, net	(0.3)
Net income based on IFRS 2004	202.7

IFRS opening balance sheet [1]

preliminary and unaudited

in millions of €	notes	Dutch GAAP		Adjustments: Classification		Adjustments: Valuation		IFRS	
Intangible fixed assets	1, 7	12.9		28.2		(1.4)		39.7	
Tangible fixed assets	4, 7	113.3		(28.2)		0.8		85.9	
Financial fixed assets	5	372.1		-		1.9		374.0	
Fixed assets			498.3		-		1.3		499.6
Current receivables		990.9		-		-		990.9	
Cash and cash equivalents		185.6		-		-		185.6	
Current assets		1,176.5		-		-		1,176.5	
Current liabilities	7	732.0		(1.9)		-		730.1	
Working capital			444.5		1.9		-		446.4
Capital employed			942.8		1.9		1.3		946.0
Long-term debt			123.6		-		-		123.6
Provisions	2, 4, 5, 7		465.4		1.9		6.4		473.7
Shareholders' equity	8		353.8		-		(5.1)		348.7
			942.8		1.9		1.3		946.0

	Dutch GAAP	IFRS
Operating working capital	347.8	349.7
Interest-bearing debt	203.9	203.9
Net cash / (debt)	(18.3)	(18.3)
Balance sheet total	1,674.8	1,676.1

1 IFRS consolidated balance sheet January 1, 2004

IFRS consolidated balance sheet december 31, 2004

preliminary and unaudited

in millions of €	notes	Dutch GAAP		Adjustments: Classification		Adjustments: Valuation		IFRS	
Intangible fixed assets	1, 7	42.0		32.2		6.9		81.1	
Tangible fixed assets	4, 7	110.7		(32.2)		0.8		79.3	
Financial fixed assets	5	343.3		–		1.6		344.9	
Fixed assets			496.0		–		9.3		505.3
Current receivables		1,073.7		–		–		1,073.7	
Cash and cash equivalents		369.8		–		–		369.8	
Current assets		1,443.5		–		–		1,443.5	
Current liabilities		860.5		–		–		860.5	
Working capital			583.0		–		–		583.0
Capital employed			1,079.0		–		9.3		1,088.3
Long-term debt			130.4		–		–		130.4
Provisions	2, 4, 5, 7		441.1		–		9.7		450.8
Shareholders' equity	8		507.5		–		(0.4)		507.1
			1,079.0		–		9.3		1,088.3

	Dutch GAAP	IFRS
Operating working capital	312.2	312.2
Interest-bearing debt	220.8	220.8
Net cash / (debt)	149.0	149.0
Balance sheet total	1,939.5	1,948.8

IFRS consolidated income statement, 2004

preliminary and unaudited

in millions of €	notes	Dutch GAAP	Adjustments: Classification	Adjustments: Valuation	IFRS
Revenue		5,764.2	-	-	5,764.2
Cost of services	2, 7	4,547.1	(0.8)	(0.3)	4,546.0
Gross profit		1,217.1	0.8	0.3	1,218.2
Total operating expenses	1-4, 7	993.8	2.5	(3.7)	992.6
Operating profit		223.3	(1.7)	4.0	225.6
Financial income and expenses	2, 7	(3.2)	1.7	(0.7)	(2.2)
Income from ordinary operations before taxes		220.1	-	3.3	223.4
Taxes on income	5	(20.5)	-	(0.2)	(20.7)
Net income	9	199.6	-	3.1	202.7
Earnings per ordinary share (€)		1.66			1.68
Average number of ordinary shares outstanding (in millions)		115.3			115.3
Diluted earnings per ordinary share (€)		1.65			1.68
Average number of diluted ordinary shares outstanding (in millions)		115.8			115.8

IFRS quarterly balance sheets and income statements 2004

preliminary and unaudited

in millions of €	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Revenue	1,254.1	1,403.2	1,560.2	1,546.7
Cost of services	996.5	1,104.5	1,232.5	1,212.5
Gross profit	257.6	298.7	327.7	334.2
Total operating expenses	234.2	245.4	252.9	260.1
Operating profit	23.4	53.3	74.8	74.1
Financial income and expenses	(0.8)	(0.3)	(0.7)	(0.4)
Income from ordinary operations before taxes	22.6	53.0	74.1	73.7
Taxes on income	(6.4)	(15.6)	(21.6)	22.9
Net income	16.2	37.4	52.5	96.6
Earnings per ordinary share (€)	0.12	0.31	0.43	0.82
Average number of ordinary shares outstanding (in millions)	115.3	115.3	115.3	115.3
Diluted earnings per ordinary share (€)	0.12	0.31	0.43	0.82
Average number of diluted ordinary shares outstanding (in millions)	115.7	115.7	115.8	115.9

	March 31	June 30	September 30	December 31
Intangible fixed assets	42.9	45.2	49.0	81.1
Tangible fixed assets	78.5	75.6	75.9	79.3
Financial fixed assets	380.2	389.9	369.4	344.9
Fixed assets	501.6	510.7	494.3	505.3
Current receivables	963.4	1,059.2	1,138.3	1,073.7
Cash and cash equivalents	256.9	204.8	273.7	369.8
Current assets	1,220.3	1,264.0	1,412.0	1,443.5
Current liabilities	742.4	782.2	865.9	860.5
Working capital	477.9	481.8	546.1	583.0
Capital employed	979.5	992.5	1,040.4	1,088.3
Long-term debt	123.6	123.4	123.4	130.4
Provisions	486.5	490.0	486.3	450.8
Shareholders' equity	369.4	379.1	430.7	507.1
	979.5	992.5	1,040.4	1,088.3

The main goals of the Randstad Group's investor relations strategy are to enhance name recognition, maintain and/or strengthen Randstad's reputation among financial target groups and build leadership in external communication to the financial community. This applies to Randstad-specific issues, but also to the changes in the regulatory environments in which we operate and to more general labor market issues.

Through continual improvements in transparency, we aim to further increase the liquidity of the Randstad share and expand the shareholder base. To this end, we focus on a number of target groups:

- analysts
- institutional investors
- private investors
- the international financial media
- financial advisors.

In 2004, we paid specific attention to the introduction of the new Dutch corporate governance code and to the transition to International Financial Reporting Standards (IFRS). In addition, we focussed on the impact of several tax-related issues leading to significant gains in our income statement.

In our communication with shareholders, potential investors and analysts, we adjusted some elements in the way we provide information about analyst meetings and conference calls. This brings it in line with best practices set out in the Dutch corporate governance code.

Active involvement of the whole Executive Board supports these efforts although the CFO has primary responsibility for investor relations. The Group's strong operational performance during the reporting year clearly enhanced our reputation among shareholders and analysts.
We continued to provide quarterly outlooks on short-term targets throughout the year. In most quarters, these short-term targets were met and even outperformed.

As in previous years, we pursued direct contact with our shareholders, analysts and the press through a broad range of dedicated activities. Roadshows for existing and potential institutional investors were organized in the Netherlands, the US, the UK, France, Germany, Belgium, Switzerland, Scandinavia and Italy. A large number of one-on-one investor meetings were conducted. Furthermore, Randstad participated in several international conferences on either the business services sector or on Benelux companies. Randstad hosted analyst meetings on financial performance at our head-office in Diemen twice in 2004. Furthermore, several presentations were held for private investors.

Indexed price trend Randstad Holding nv shares 2004


— Randstad
— Relative vs AEX
180
160
140
120
100
80
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Important dates 2005/2006

Publication 1st quarter results, before start of trading	May 4, 2005
General Meeting of Shareholders	May 10, 2005
Fixing ex-dividend	May 12, 2005
Dividend available for payment	June 2, 2005
Publication 2nd quarter results, before start of trading	July 27, 2005
Press conference and analyst presentation 2nd quarter results	July 27, 2005
Publication 3rd quarter results, before start of trading	October 26, 2005
Publication 4th quarter results, before start of trading	February 16, 2006
Publication 1st quarter results, before start of trading	April 27, 2006
General Meeting of Shareholders	May 10, 2006

Indexed price trend Randstad Holding nv shares 1995-2004



Randstad
AEX
1,000
900
800
700
600
500
400
300
200
100
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Trading volume Randstad Holding nv shares 1995-2004



x 1,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

International Financial Reporting Standards (IFRS)
In compliance with EU requirements, Randstad will present its 2005 financial reports according to IFRS. The press release on the results of the first quarter of 2005, will be the first quarter according to IFRS. For the 2004 full-year results and accompanying notes, please refer to page 79.

In addition to corporate information on the Randstad Group, the Randstad website (www.randstad.com) also contains a section on investor relations, where information can be found concerning the Randstad share, quarterly reports and presentations, and important financial data.

Development of the share
The share price performance was very strong during the reporting year. Randstad ranked fourth in the list of strongest Midkap performers. The share price ended the year at € 28.95, 50.5% above the 2003 closing price of € 19.23. The AEX Index closed the year up 2.8% on its 2003 year-end level; the Amsterdam Midkap Index increased by 14.6%. The lowest point of the year, € 18.90, was in January, the peak of € 29.90 was achieved in October. Market capitalization of ordinary Randstad shares amounted to € 3,347.2 million on December 31, 2004. The book value of type-B preferred shares is € 165.8 million.

Shares in Randstad Holding nv are quoted on Euronext Amsterdam. Options on Randstad shares are also traded there. The Randstad share forms part of the Amsterdam Midkap Index, the Netherlands' second index. Stocks are ranked according to volume traded (AEX includes the top 1-25; the Midkap indexes the 26-50 rankings). We estimate the free float of Randstad shares at 45%.
Furthermore, based on increased market capitalization, the Randstad share entered the Euronext 100 index per June 2004. Randstad discontinued its listing of the Nextprime Index, an initiative to increase visibility among the large number of listed companies in Europe.

Randstad's dividend policy is to pay out annually approximately 40% of net income from ordinary operations to holders of ordinary shares in the form of a cash dividend, after deduction of the preferred dividend.

boards

Supervisory Board

F.W. Fröhlich, chairman
F.J.D. Goldschmeding
J.C.M. Hovers
W.A.F.G. Vermeend
L.M. van Wijk
R. Zwartendijk

Executive Board

B.J. Noteboom, *chairman of the Executive Board and CEO, also* responsible for Randstad Netherlands, mass-customized concepts, HR & management development, business concept development, social & general affairs and corporate communications & branding
J.W. van den Broek, responsible for Belgium, France, Switzerland, Denmark, Sweden, Luxembourg, Randstad Inhouse Services, innovation and corporate accounts
R.J. van de Kraats, CFO, also responsible for Yacht, IT and investor relations
L.J.M.V. Lindelauf, responsible for Spain, Germany, Italy, Portugal, Poland, Hungary and Tempo-Team
J.H. Reese, responsible for the United States, Canada and the United Kingdom

Executive vice presidents

D. van Gelder, Hungary and ProfCore Business Services
F.C.A. van Haasteren, social and general affairs and Chairman of the Board of Randstad Groep Nederland

Managing directors Holding

Ph. Cafiero, human resources & management development
F.C. Cornelis, corporate communications & branding
J.J.W.M. Huijbregts, planning, control & strategy
P.P.M. van de Kerkhof, business concept development
S. de Leeuw, social & legal affairs Randstad Groep Nederland
J.M. van de Luijtgaarden, corporate accounting and tax affairs
J. Muchez, chief information officer

Shared Service Centers

I-bridge
H.E. Wanders, managing director

E-bridge
W.F.J.M. Kitslaar, managing director

Belgium and Luxembourg

Randstad
S.H. Witteveen, managing director, also responsible for corporate accounts
Management team
H. Broeks, finance
R. Gerard, human resources
P. Deltenre, Randstad Professionals & marketing
E. Annys, Randstad Inhouse Services
S. Bertholet, operations
H. Nijns, operations

Canada

Randstad
L. Galipeau, operations

Denmark and Sweden

Randstad
C.B.G.C. Stroomer, managing director

France

Randstad
F. Noyer, managing director
Management team
B. Cazenave, finance
M. Montagu, human resources
A. Crépin, marketing
P. Monbrun, Randstad Inhouse Services
R. Bailly, IT & quality
A. Giraud, operations
E. Martin-Genet, operations
F. Teboul, operations

Germany

Randstad
E. Gatzke, managing director
Management team
H. van Slooten, finance & IT
H. Franken, human resources & external relations

Yacht
S. Parsser, managing director (sales)
A.Th. Touber, managing director (operations)

Hungary

Randstad
D. van Gelder, managing director (acting)

Italy

Randstad
M.C. Ceresa, managing director
Management team
H. Billoud, finance
M. Mauri, human resources
M. Lo Cigno, Randstad Inhouse Services
E.F. van der Tang, operations

The Netherlands

Randstad
J. Vermeulen, managing director
Management team
M.C. van den Biggelaar, finance, facilities & IT
R.T.M. Berendsen, operations
F.G. Farber, operations
G.J. Meppelink, operations

Capac Inhouse Services
C.H. Versteeg, managing director[1]
Management team
D.R. Veening, finance
K. Bais, human resources
H. van Ballegooij, operations
B. Lebbink, operations
P. Stoop, operations

Tempo-Team Group
P.J. Hulsbos, managing director
Management team
T.J.J.M. van den Berg, finance
J. de Jong, human resources & marketing
L.G.A.J.L. Breukelman, operations
E. de Jong, operations
A.R. Meingast, operations
A.K. van der Meulen, operations

Yacht
J.H. Ockels, managing director
Management team
V.P. van den Hoff, operations
V.H.A. Kager, finance

Otter-Westelaken Groep
J.R.J. den Otter, managing director

ProfCore Business Services
G.J.H. Braun, managing director

Poland

Randstad
P.J. Strupp, managing director

Portugal

Randstad
H.J.W.M. Janssen, managing director

Spain

Randstad
E.J.N. Schreur, managing director
Management team
F. Ortega, finance
A. Ferranti, Randstad Inhouse Services
J. Echevarria, operations
R. Martin, operations

Switzerland

Randstad
A.S.M. Nijsen, managing director

United Kingdom

Randstad
J.W.J. Hoogeveen, managing director
Management team
R. Grossman, finance
D.L. Crowley, human resources
L. Gainsford, Randstad Inhouse Services
P. Green, business services
P. Bakker, operations
P. Maloney, operations
H. van der Veen, operations

United States

Randstad
W.B. Elliot, chief financial officer
G.N. Auerbach, human resources
J. Ayuso, Randstad Inhouse Services
L.L. Clark, chief information officer
J.T. Andringa, operations
A.J. Gershlak, operations
E.M. Grow, operations
G. Spencer, operations

1 and member of the management team of Randstad Netherlands

Colophon

Design and DTP
Ernst Hellemink/Hellemink Digital Design

Photography
Bert Teunissen (portraits)
Mark Janssen (theme)
Jeroen van Bergen (Mijntje Donners)
Caroline Penn (VSO)

Text
Anne Lavelle/The Write Company

Printing
Hollandia Printing



Randstad Holding nv

Address
Diemermere 25
1112 TC Diemen
The Netherlands

Mailing address
PO Box 12600
1100 AP Amsterdam-Zuidoost
The Netherlands

E-mail
corporate.communications@randstadholding.com
investor.relations@randstadholding.com

Internet
www.randstad.com

Phone +31 (0)20 569 59 11
Fax +31 (0)20 569 55 20